UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

Gin & Luck Inc.

Legal status of Issuer:

> *Form:*

Corporation

> *Jurisdiction of Incorporation/Organization:*

Delaware

> *Date of Organization:*

June 9, 2017

Physical Address of Issuer:

3756 W. Avenue 40, Suite K #278, Los Angeles, CA 90065

Website of Issuer:

www.ginandluck.com

Is there a co-issuer? _X_ *yes* __ *no.*

Name of Co-Issuer:

Gin & Luck CF SPV LLC

Legal status of Co-Issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

December 11, 2023

Physical Address of Co-Issuer:

3756 W. Avenue 40, Suite K #278, Los Angeles, CA 90065

Website of Co-Issuer:

None

Name of Intermediary through which the Offering will be Conducted:

DealMaker Securities LLC

CIK Number of Intermediary:

0001872856

SEC File Number of Intermediary:

008-70756

CRD Number of Intermediary:

315324

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Enterprise Bank and Trust

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the Offering, the Issuer shall pay a fee of 8.5% of the dollar amount raised in the Offering to the Intermediary. The Intermediary and its affiliates will receive fixed fees totaling $45,000, and monthly fees totaling $10,000.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

N/A

Type of Security Offered:

Series C-1 Preferred Stock

Target Number of Securities to be Offered:

5,337

Price (or Method for Determining Price):

$1.81044

Target Offering Amount:

$10,000.50

Oversubscriptions Accepted:

☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$2,069,998.45

Deadline to reach the Target Offering Amount:

August 5, 2024

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees: 164

	Most recent fiscal year-end (2022)*	Prior fiscal year-end (2021)*
Total Assets	$12,970,645	$4,570,235
Cash & Cash Equivalents	$1,359,291	$1,913,282
Accounts Receivable	$1,395,060	$272,657
Short-term Debt	$2,137,305	$1,818,182
Long-term Debt	$5,337,021	$1,964,539
Revenues/Sales	$12,594,076	$7,369,942
Cost of Goods Sold	$2,552,348	$1,917,385
Taxes Paid	$0	$9,522
Net Income	$1,758,741	-$1,575,862

* Reflects the financial results for the Company, Gin & Luck Inc., for the periods noted. Financials for the Company are attached hereto as Exhibit A and made a part hereof. The inception financials for the Crowdfunding SPV, Gin & Luck CF SPV LLC, are attached hereto as Exhibit B and made a part hereof.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands


April 5, 2024

Gin & Luck Inc.



Up to $2,069,998.45 of Series C-1 Preferred Stock


Gin & Luck Inc. ("**Gin & Luck**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $10,000.50 (the "**Target Offering Amount**") and up to a maximum amount of $2,069,998.45 (the "**Maximum Offering Amount**") of Series C-1 Preferred Stock (the "**Securities**"), at a purchase price of $1.81044 per share on a contingency basis as described in this Form C (this **"Offering"**), including the 3.5% Investor Processing Fee. The investment will be made through Gin & Luck CF SPV LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act of 1940, as amended, pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933, as amended (the "**Crowdfunding SPV**"). We must raise an amount equal to or greater than the Target Offering Amount by August 5, 2024 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("**Investors**" or "**you**") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank and Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (**"Regulation CF"**), using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	**Service Fees and Commissions (1)**	**Net Proceeds**
Minimum Individual Share Purchase Amount (2)	$749.52	$63.71	$685.81
Investor Processing Fee (3)	$26.23	$2.23	$24.00


i


Target Offering Amount	$10,000.50	$850.04	$9,150.46
Maximum Offering Amount	$2,069,998.45	$175,949.87	$1,894,048.58

(1)   This excludes fees to Company's advisors, such as attorneys and accountants. This also excludes fixed fees and monthly fees paid or to be paid to Intermediary.

(2)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

(3)   The Company will charge each Investor a fee of 3.5% of the Investor's investment amount (the "**Investor Processing Fee**"). The Investor Processing Fee is counted toward the amount the Company is seeking to raise under Regulation CF (as described in the section below titled "*Capitalization and Ownership*") and is in addition to the $749.52 minimum investment per Investor. The Intermediary receives a commission on this Investor Processing Fee collected.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 5.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS AND ARE SUBJECT TO RIGHTS OF FIRST REFUSAL IN FAVOR OF THE COMPANY. IN ADDITION TO THE TRANSFER RESTRICTIONS AND RIGHTS OF FIRST REFUSAL IMPOSED BY THE COMPANY, NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to Investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

Neither the Company nor the Crowdfunding SPV, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the U.S. Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.ginandluck.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: www.invest.deathandcompany.com.

The date of this Form C is April 5, 2024.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C, or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C, or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Gin & Luck Inc. is a subchapter-C corporation organized on October 8, 2020 under the laws of the State of Delaware, and headquartered in Los Angeles, California. The organization of the Company was undertaken in connection with converting the Company from a Delaware limited liability company named Gin & Luck LLC to a Delaware corporation named Gin & Luck Inc. Gin & Luck LLC was formed on June 9, 2017 under the name Gin & Luck Opportunity Fund LLC, and the name was subsequently changed to Gin & Luck LLC on August 16, 2017. The Company was formed to acquire and act as a holding company for entities associated with the Death & Co brand and Proprietors LLC.

The Company's purpose is to create experiences and connect people through cocktail-anchored hospitality. Today, the Company operates four Death & Co branded bar and restaurant locations, provides consulting, management, and hotel services in the food and beverage industry, and sells various products, such as ready-to-drink canned and bottled cocktails, bar-related products, Death & Co branded goods, and cocktail books.

The Company is located at 3756 W. Avenue 40, Suite K #278, Los Angeles CA 90065.

The Company's website is www.ginandluck.com.

The Company conducts business and sells its products and services over the internet and through its brick-and-mortar establishments throughout North America.

A full description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under www.invest.deathandcompany.com and is attached as Exhibit C to this Form C.

The Offering

Minimum Amount of the Securities Offered	5,337
Name of Securities+	Series C-1 Preferred Stock
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met) ^	5,337
Maximum Offering Amount of Securities Offered	$2,069,998.45

Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met) ^	1,104,703
Price Per Security	$1.81044*
Minimum Individual Purchase Amount	$749.34*
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits) **
Offering Deadline	August 5, 2024
Use of Proceeds	See the description of the use of proceeds on page 25 hereof.
Voting Rights	See the description of the voting rights on page 45 hereof.

+ As an investor in this Offering, you will be purchasing membership interests in Gin & Luck CF SPV LLC (i.e., the Crowdfunding SPV), which will be the entity holding the Securities and which will have the rights of a holder of the Securities of the Company, pursuant to the SPV Subscription Agreement (as defined below) attached hereto as Exhibit G.

^ The total amount of Securities outstanding after the Offering is not inclusive of the number of Securities expected to be sold in the Regulation D Offering. See *'THE OFFERING AND THE SECURITIES – Side-by-Side Offering Under Regulation D.'*

* The Company will charge each Investor the Investor Processing Fee of 3.5% of the Investor's investment amount. The aggregate amount of fees paid by Investors will be included towards the $2,069,998.45 Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors. The total minimum individual purchase amount of $775.75 will be assessed at the time of purchase, which consists of $749.34 plus the Investor Processing Fee of $26.23.

** The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have suffered substantial losses for the fiscal year ending on December 31, 2021 and have generated profits for the fiscal year ending December 31, 2022.

Since inception we have generated profits for the fiscal year ending December 31, 2022; however, we have a history of losses. We have sustained losses for the year ending on December 31, 2021 and 2021 in the amounts of $1,575,862, and have an accumulated deficit of $3,563,932 as of December 31, 2022. Our ability to continue operations is dependent upon our ability to obtain additional capital financing and/or to generate sufficient cash flows from operations to meet our obligations, which the Company has not been able to accomplish to date.

A majority of the company is owned by a small number of owners.

A small group of individuals and entities own the majority of the Company's voting stock. Further, these individuals will be able to choose four of the six members of the Company's Board of Directors. Subject to any fiduciary duties owed to other owners or investors under Delaware law, these owners will have significant control over the Company's management and policies and may be able to exercise significant influence over matters requiring owner approval, including the approval of significant Company transactions. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquisition of the Company. This could in turn reduce the price potential acquirers are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition, or results of operations may be adversely affected.

If we are unable to anticipate consumer preferences and successfully develop and introduce new, innovative, and updated products, we may not be able to maintain or increase our sales or achieve profitability.

We believe the Company has assembled a quality team to grow the Company. However, it is possible that the Company will not be able to successfully implement future components of the business model. If the Company is unable to operationalize future components of the business model, or the market does not respond positively to them, then our business plan may be at risk of failure despite any corrective actions we may take. Furthermore, as discussed above, the Company may make changes to its business, including its products and services, for any number of reasons and customers may choose to no longer visit our locations or purchase our products and services. Our success depends on our ability to timely identify and originate product trends as well as to anticipate and react to changing consumer preferences. Due to our broad and diverse customer base, we must offer an array of products and services that appeal to a broad spectrum of consumer preferences. If we fail to accurately predict shifts in consumer preferences, to identify long-term trends, or to introduce new and improved products and services to cater to a wide variety of consumer preferences and trends, our sales could decline, which could materially and adversely affect our product sales, financial condition, and results of operations.

We rely on other companies to provide ingredients and services for our products and services.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon ingredients or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products or services may be adversely impacted if companies to whom we delegate performance of our services or manufacture of our products, or from whom we acquire such items, do not provide services, products, or ingredients which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom ingredients available from only one source. Continued availability of those ingredients at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common ingredients instead of ingredients customized to meet our requirements. The supply of ingredients for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

The inability of any supplier, co-packer, third-party distributor or transportation provider to deliver or perform for us in a timely or cost-effective manner could cause our operating costs to increase and our profit margins to decrease.

We must continuously monitor our inventory and product mix against forecasted demand or risk having inadequate supplies to meet consumer demand as well as having too much inventory on hand that may reach its expiration date and become unsaleable. If we are unable to manage our supply chain effectively and ensure that our products are available to meet consumer demand, our operating costs could increase, and our profit margins could decrease. Failure by our transportation providers to deliver our products on time or at all could result in lost sales. We use third-party transportation providers for our product shipments. Transportation services include scheduling and coordinating transportation of finished products to our customers, shipment tracking and freight dispatch services. Our use of transportation services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. Any such change could cause us to incur costs and expend resources. Moreover, in the future we may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use, which in turn would increase our costs and thereby adversely affect our business, financial condition and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, including our patents, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding our intellectual property could be costly and time-consuming due to the complexity of our technology that we are currently developing. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products or services, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that we infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed.

We may not be able to adequately protect our intellectual property, which could harm the value of our brand and branded services and adversely affect our business.

We may not be able to adequately protect our intellectual property. We may from time to time be required to institute litigation to enforce our intellectual property rights, or to protect our trade secrets. Such litigation could result in substantial costs and diversion of resources and could negatively affect our gross revenues, profitability, and business results regardless of whether we are able to successfully enforce our rights.

The Company's success depends on the experience and skill of its executive officers and key personnel.

In particular, we are dependent on David Kaplan and Alexander Day. The loss of our founders, or any executive officers, could harm the Company's business, financial condition, cash flow, and results of operations. This is no guarantee that we would be able to replace these individuals with similarly qualified executives on a timely basis or at all.

In order for the Company to compete and grow, it must attract, recruit, retain, and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The industry in which we operate, and the development and commercialization of our products, is highly competitive.

By virtue of operating in the highly competitive hospitality industry, we face competition with respect to our locations and any products or services that we may seek to develop or commercialize in the future. Our competitors include major hospitality companies and bars, both locally and worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products and services.

The Company's business plans will, in part, be affected by various operating risks that are common to the hotel and hospitality industry.

As explained further in the section herein titled '*The Company's Products and Services – Hotel Services*,' part of the Company's business plan involves acquisition, development and operation of hotels. The hotels acquired, developed and eventually operated by the Company (and any other hotel properties in which we may acquire an interest) are and will be subject to various risks common to the hotel and hospitality industry, many of which are beyond our control, including the following:

- Competition from other hotels and lodging alternatives, including Airbnb, HomeAway and VRBO;
- Development of new hotels in the cities and regions in which the hotels in which we have an interest are located, which could adversely affect occupancy rates and revenues;
- Dependence on business and commercial travelers and tourism;
- Consolidation in the hotel and hospitality industry;
- Increases in energy costs and other expenses affecting travel, which may affect travel patterns and reduce the number of business and commercial travelers and tourists;

- Increases in operating costs due to inflation, increasing labor costs and other factors that may not be offset by increased room rates;
- Changes in governmental laws and regulations, fiscal policies and zoning ordinances that may increase costs of compliance with laws and regulations, fiscal policies and ordinances;
- Adverse effects of international, national, regional and local economic and market conditions;
- Unforeseen events beyond our control, such as terrorist attacks, travel related health concerns, including pandemics and epidemics such as COVID-19, civil unrest, political instability, regional hostilities, imposition of tax or surcharges by regulatory authorities, travel related accidents and unusual weather patterns, including natural disasters, such as hurricanes, floods or fires; and
- Adverse effects of a downturn in the general hotel and hospitality industry.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships, or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services, and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition, and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Changes in federal, state, and local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal, state, and local. In particular, the Company is subject to the rules and regulations of the Alcohol and Tobacco Tax and Trade Bureau. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state, local and international laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are subject to regulations promulgated by a variety of federal, state, and local regulatory authorities that govern the distribution of spirits, permitting, licensing, trade practices, advertising and marketing, distributor relationships, and various other matters. Our bars are subject to alcoholic beverage control regulations that require us to apply for licenses that must be renewed annually and that may be revoked or suspended for cause at any time. We are currently operating all of our bars with appropriate licenses. A failure to retain a liquor license, or any other required permit or license, in a particular location, or to continue to qualify for, or renew licenses, could have a material adverse effect on operations and the Company's ability to obtain such a license or permit in other locations.

Additionally, the alcoholic beverage control regulations impact numerous aspects of our bars' daily operations, including the minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, and alcoholic beverage storage and dispensation. Our failure to comply with such laws and regulations may cause regulatory authorities, such as the Alcohol and Tobacco Tax and Trade Bureau, to assess additional taxes, interest, or penalties, to impose significant fines, or to revoke our licenses or permits, thereby restricting our ability to conduct business.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

As a growing company, we are still building out our accounting practices and internal controls, which are necessary for us to provide reliable financial reports. The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Global crises and geopolitical events that are beyond the Company's control, such as COVID-19, the Russo-Ukrainian War, the Israel-Hamas War and uncertainly over the pending 2024 elections, can have a significant adverse effect on the business and revenue of the Company.

Dining out is a discretionary expenditure that historically has been influenced by domestic and global economic conditions. Unforeseeable and/or uncontrollable events, such as the outbreak of diseases like COVID-19, the conflict between Russia and Ukraine, the conflict between Israel and Hamas and the potential for domestic disturbances surrounding the 2024 election, have the potential to negatively impact the Company's business operations. The Company is vulnerable to the occurrence of unpredictable and uncontrollable events, including but not limited to earthquakes, power shortages, telecommunication failures, water scarcity, floods, food and grain shortages, supply chain issues, hurricanes, typhoons, fires, extreme weather conditions, war, medical epidemics, or pandemics (such as the COVID-19 outbreak), as well as other natural or manmade disasters or disruptions to business activities. The manifestation of any of these disruptive events could have serious repercussions on our operational efficiency and financial stability, and result in escalated costs and expenses.

The risks associated with an epidemic, pandemic, or health crisis like COVID-19 could result in a decline and disruption in the travel and hospitality industries or an economic downturn. This would weaken consumer discretionary spending, which could influence off-premises dining, customer traffic in our restaurants, and the average bill amount, which in turn could have a material impact on our financial performance. Material changes to governmental policy related to domestic and international fiscal concerns, and/or changes in central bank policies with respect to monetary policy, also could affect consumer discretionary spending. Any of these additional factors affecting consumer discretionary spending may further influence customer traffic in our restaurants and the average bill amount, thereby potentially having a further material impact on our financial performance.

Our business is currently concentrated in a few geographic areas, and issues impacting those areas may have a material adverse effect on our business.

Our financial performance is dependent on the performance of our Death & Co bars located in New York, Denver, California, and Washington DC. As a result, adverse economic conditions in any of these geographic areas could have a material adverse effect on our overall results of operations. Unpredictable government regulations may make it difficult to plan for some of our operations. In addition, local strikes, terrorist attacks, increases in energy prices, inclement weather, or natural or man-made disasters could have a negative effect on our business.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

If the sum of the investment commitments of the Offering does not equal or exceed the Target Offering Amount before the end of the Offering Deadline, no securities will be sold, all investments will be returned, and all commitments will be cancelled.

The Company has set a Target Offering Amount of $10,000.50 for this Offering. However, there exists a risk that we may not be able to secure the full amount of investment commitments before the end of the Offering Deadline. In the event that the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no securities will be sold in the Offering, all investment commitments will be cancelled. and all committed funds will be returned to the respective investors. Our ability to achieve the Target Offering Amount is contingent on a variety of factors, including market conditions, investor interest, and economic circumstances, which may be beyond our control. Failure to reach the Target Offering Amount could limit our access to the necessary capital to support our strategic initiatives, potentially affecting our business expansion, product development, and overall financial stability.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering

Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Any valuation at this stage is difficult to assess.

The valuation of the Company for the Offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies is difficult to assess, and you may risk overpaying for your investment. The Company's valuation is based on management's estimated market value of the Company' based on recent financing activity and upcoming brick and mortar locations discounted to reflect potential execution risk due to uncertainty as to timing, cost estimates, financing, and other factors of those projects

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. The Company currently does not generate any profit and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition, and results of operations.

You will not be investing directly into the Company, but into a special purpose vehicle.

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this Offering. That means that you will invest in Gin & Luck CF SPV LLC (i.e., the Crowdfunding SPV), becoming a member of the Crowdfunding SPV, and that investment will be used by the Crowdfunding SPV to purchase our Series C-1 Preferred Stock. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the Series C-1 Preferred Stock. However, it may not always be possible to replicate those rights exactly, because the SPV is a limited liability company formed under Delaware law, as opposed to a Delaware corporation. This sort of arrangement has not been used for investing before, and there may be unforeseen risks and complications. You will also be relying on the Company, as the Manager of the Crowdfunding SPV, to make sure the Crowdfunding SPV complies with Delaware law and functions in accordance with securities laws. The structure of the Crowdfunding SPV is explained further in the section herein titled '*The Offering And The Securities.*'

Risks Related to the Securities

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

This investment is illiquid.

There is no currently established market for reselling these securities. If you decide that you want to resell these securities in the future, you may not be able to find a buyer and the securities are otherwise subject to certain transfer restrictions and rights of first refusal in favor of the Company.

In addition to the transfer restrictions and rights of first refusal imposed on the Securities by the Company, the Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will grant a third-party proxy broad power and authority to act on their behalf.

In connection with investing in this Offering for the purchase of membership interests in the Crowdfunding SPV, and subsequently, for the Crowdfunding SPV to purchase the Series C-1 Preferred Stock, the Crowdfunding SPV will designate the Chief Executive Officer of the Company (the "**Proxy Appointee**") to act on its behalf, and consequently, to act on behalf of Investors, as agent and proxy in all respects. The Proxy Appointee will be entitled, among other things, to exercise the voting rights (if any) conferred upon the holder of the Series C-1 Preferred Stock. Thus, by participating in the Offering, investors will grant broad discretion to a third-party (the Proxy Appointee and its agents) to vote on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Series C-1 Preferred Stock. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the membership interests in the Crowdfunding SPV or a holder of the Series C-1 Preferred Stock to the Proxy Appointee and grant broad authority to the Proxy Appointee to take certain actions on behalf of the investor, including changing title to the Security.

Only Certain Investors will be entitled to any inspection or information rights other than those required by law.

Only certain "Major Investors", as that term is defined in the Investor Rights Agreement, to which any holders of Series C-1 Preferred Stock will not be a party, will have the right to inspect the books and records of the Company or to receive financial or other information from the Company. Other Investors will not have such rights other than as required by law. Other security holders of the Company may also have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put certain Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Securities are presently subject to transfer restrictions and a right of first refusal.

The Securities are presently subject to certain transfer restrictions and a right of first refusal as set forth in the Company's Bylaws. You are not allowed to sell, transfer, pledge or hypothecate the

Securities in any manner whatsoever except as set forth therein. If you attempt to do so, the Securities would be further subjected to a right of first refusal in favor of the Company.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity in future financing rounds, to employees, and to third-party financing sources in amounts that are uncertain at this time, and as a consequence, the Crowdfunding SPV, as the holder of equity securities of the Company, will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

You will need to keep records of your investment for tax purposes.

As with all investments in securities, if you sell the Securities, you will probably need to pay tax on the long-term or short-term capital gains that you realize if sold at a profit or set any loss against other income. If you do not have a regular brokerage account, or your regular broker will not hold the Securities for you, there will be nobody keeping records for you for tax purposes, and you will have to keep your own records and calculate the gain on any sales of any securities you sell.

There is no present market for the Securities, and any valuation of the Securities at this stage is difficult to assess.

The Offering price was not established in a competitive market and the valuation for the Securities was established by the Company in its discretion. The Company has set the price of its Series C-1 Preferred Stock at $1.81044 per share, plus a 3.5% Investor Processing Fee for each transaction (see "*The Offering And The Securities*" for more details on this fee). The Investor Processing Fee is intended to offset transaction costs and, though this fee is counted towards the amount the Company is seeking to raise under Regulation CF and the limit each investor may invest pursuant to Regulation CF, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our Company accordingly.

Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of an early-stage company. The issuance of additional shares of Class B Common Series C-1 Preferred Stock, other capital stock or additional option grants may dilute the value of your holdings.

In addition, unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. We have set the price of the Securities with reference to the general status of the securities market and other relevant factors. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

The Subscription Agreement and the Company's Certificate of Incorporation has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

In order to invest in this Offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement, including those related federal securities laws. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Investors will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the Subscription Agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this Offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company's securities, or by the Company, of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

Minority Holder; Securities with Voting Rights

The preferred stock that an investor is buying have voting rights attached to them. However, you may be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Gin & Luck Inc. is a corporation formed in Delaware on October 8, 2020 and headquartered in Los Angeles, California. The Company converted from a Delaware limited liability company known as Gin & Luck LLC and was formed to acquire and act as a holding company for entities associated with the Death & Co brand and Proprietors LLC. The Company was originally formed as a Delaware limited liability company named Gin & Luck Opportunity Fund LLC on June 9, 2017 under the name Gin & Luck Opportunity Fund LLC, though the name was subsequently changed to Gin & Luck LLC on August 16, 2017. The Company is a cocktail-focused hospitality group that aims to create experiences and connect people through cocktail-anchored hospitality.

Business History

In 2005, David Kaplan rented an apartment in the East Village above the wine bar, The Bourgeois Pig, which was owned by Ravi Lalchandani. David and Ravi became friends and looked to open a business together, soon finding a space just a block over. This space would eventually become Death & Co. The pair opened the bar on New Year's of 2006/07, and days later, Death & Co appeared on the front page of *New York Times Sunday Styles* section.

Shortly after opening, Alex Day joined the bar team and moved up the ranks. In 2008, Alex and David found a quick working relationship and formed Proprietors LLC, a new company with a focus on consulting in the cocktail bar space. That same year, they signed their first client in Philadelphia, designing and opening The Franklin near Rittenhouse Square. The Franklin would go on to become a nationally recognized institution, receiving multiple James Beard nominations and press attention, and ushering in a new era of cocktail bars for Philadelphia. David and Alex moved to Los Angeles in 2010 to pursue expansion of their consulting business. There, they met Devon Tarby, then a rising star in the LA bar scene and a bartender at lauded cocktail destination The Varnish. Recognizing her talent, Alex and David asked Devon to join the Company almost immediately.

In October of 2018, David Kaplan, Alex Day, Devon Tarby, and Ravi Lalchandani combined Death & Co and Proprietors LLC to form Gin & Luck LLC, a full-scale hospitality group. This allowed for an alignment of ownership interest across Proprietors LLC, their management and consulting arm, and Death & Co, their flagship brand. On October 8, 2020, Gin & Luck LLC converted into Gin & Luck Inc.

Business Overview

Gin & Luck creates and operates cocktail-driven food and beverage destinations across North America and provides bar-focused consulting services to companies in the hospitality and entertainment industries. The Company also provides food and beverage management services and is pursuing projects to acquire, develop, and operate hotels that incorporate their food and beverage expertise. Gin & Luck also sells bar-related products, Death & Co branded goods and cocktail books to consumers, and distributes its line of canned ready-to-drink cocktails for both on- and off-premise consumption.

Subsidiaries

The Company has an ownership interest in the following subsidiaries:

Entity Name	State of Formation	Date of Formation	Business Purpose	Company's Ownership Interest
Proprietors, LLC	California	January 5, 2012	Food & beverage/hospitality consulting	100%
G&L Hotel Holdings LLC	Delaware	November 13, 2020	Hotel joint venture holding company	100%
Midnight Auteur, LLC	Colorado	November 10, 2020	Hotel joint venture	50%
M/A Capital Ventures, LLC	Colorado	November 10, 2020	Hotel joint venture	50%
MA-LR SAVANNAH VENTURE LLC	Delaware	September 29, 2023	Hotel joint venture holding company	12.5%
M/A Capital Ventures - Savannah, LLC	Colorado	February 8, 2022	Hotel joint venture holding company	12.5%
Death & Co Denver LLC	New York	June 3, 2016	Owns and operates Death & Co Denver location	100%
Death & Co East Village LLC	Delaware	August 10, 2018	Owns and operates Death & Co New York City location	100%
Death & Co LA LLC	California	November 4, 2016	Owns and operates Death & Co Los Angeles location	100%
Death & Co DC LLC	Delaware	February 2, 2022	Owns and operates Death & Co Washington D.C. location	100%
Death & Co Proprietors, LLC	New York	November 13, 2007	Intellectual Property Holding Company	100%
Little Co Atlanta LLC	Delaware	November 11, 2022	Owns and operates the yet to be opened "Close Company" Atlanta location	100%
Close Company Nashville LLC	Delaware	October 2, 2023	Owns and operates the yet to be opened "Close Company" Nashville location	100%
Death & Co Seattle LLC	Delaware	October 2, 2023	Owns and operates the yet to be opened "Death & Co" Seattle location	100%

The Company's Products and/or Services

Brick & Mortar

The Company builds out, opens, and operates leased spaces to create cocktail-driven food and beverage destination in major markets. As of December 31, 2023, the Company operates the following four Death & Co branded locations: Washington D.C., New York City, Denver, and Los Angeles.

B to B Consulting

The Company owns and operates Proprietors LLC ("**Proprietors**"), which functioned as a B-to-B consulting company focusing on bar programs for opening bars, restaurants, hotels, theatres and more. Proprietors consulting has been wound down to focus on company owned growth. Proprietors now only has one open licensing contract, discussed in more detail below under "*Licensing.*"

Management Services

The Company provides food and beverage management services, creating new bar and restaurant concepts and opening and operating them. Ownership groups contract with the Company to create and/or run food and beverage operations, inclusive of design direction, opening logistics, training, and offerings programming for a set period of time (between five and ten years).

Licensing

The Company, through Proprietors, currently licenses the mark "Spirit & Bell" and "Spirit & Bell by D&C" to SSP America, Inc., which operates a bar / restaurant in the LaGuardia airport and pays the Company a 4% licensing fee.

The Company currently licenses the mark "Close Company" to VENETIAN LAS VEGAS GAMING, LLC, a Nevada limited liability, which operates "The Venetian" hotel and casino in Las Vegas, and pays the company a $100,000.00 one-time development fee, and an on-going licensing fee equal to 5% of qualifying revenue.

Hotel Services

Under the common name of "Midnight Auteur," the Company pursues hotel projects in partnership with Ryan Diggins of The Ramble and his company Gravitas. The endeavor has two key parts: the real estate acquisition of the hotel property as an investment, of which the goal is an eventual sale; and then the management contract for that hotel property. The Company has two Midnight Auteur projects in process. The first venue is in Savannah, Georgia, which will be developed into a 44-room hotel with three food and beverage outlets. The other in Bozeman, Montana, with 80 to 88 rooms and two food and beverage outlets.

Ready-to-Drink Beverages

Death & Co Proprietors, LLC has a Licensed & Formulation Consulting Agreement for a line of Death & Co ready-to-drink canned and bottled cocktails currently in distribution for both on- and off-premise consumption.

Retail Market

Gin & Luck Inc. operates DeathandCompanyMarket.com, an online retail shop for bar-related products and Death & Co branded goods.

Books

The Company, along with co-author Nicholas Fauchald, has completed writing its third book. This is the second book with the Death & Co brand, and the first that is owned by the Company. The Company does not own the rights to the previous two books; however, those books have helped increase its brand awareness. They are: *Death & Co: Modern Classic Cocktails* and *Cocktail Codex: Fundamentals, Formulas, Evolutions*.

Competition

The industries and markets in which we operate are highly competitive. Currently, we face competition in the food and beverage industry, the hotel industry, the online e-commerce industry, and the food and beverage consulting services industry. Our products and services compete against similar products and services of many large and small companies, including well-known local and global competitors.

Destinations: We face competition from other restaurants and bars in the areas that we serve. Among our competitors are several other companies focused on becoming nation cocktail groups, including BarLab Hospitality Group, Employees Only, Nomad Bars, Dead Rabbit and Attaboy.

Customer Base

The majority of our customer base is through our Death & Co brick & mortar destinations. Our brick & mortar customer base resides primarily in dense urban markets with thriving food and beverage scenes. Our target customers travel extensively, have a mid- to high-level of disposable income and seek out new experiences regularly. The Company's core clientele has historically ranged between early twenties and mid-forties, but due to the brand's penetration of mass culture, the Company's demographics have often skewed into the sixties and seventies.

Supply Chain

Although the Company is dependent upon certain third-party vendors, including suppliers, the Company has access to alternative vendors and suppliers in the event its current third-party vendors or suppliers are unable to provide manufacturing services or supplies or if any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or supplier would cause a major disruption to its business, although it could cause short-term limitations or disruptions. Please see the section titled "*Risk Factors*" for additional considerations.

Intellectual Property

Application or Registration #	Title	Description	File Date	Registration Date	Country
Reg. No. 3870825	DEATH & CO	Standard Character Mark	Aug. 09, 2007	Nov. 02, 2010	US
Reg. No. 6090097	DEATH & CO MARKET	Standard Character Mark	Nov. 29, 2019	Jun. 30, 2020	US
Reg. No. 6085460	COAT OF ARMS LOGO MARK	Illustration w/o Words, Letters, or Numbers	Nov. 29, 2019	Jun. 23, 2020	US
Reg. No. 6646676	DEATH & CO	Standard Character Mark	Jul. 10, 2018	Feb. 15, 2022	US
Reg. No. 6629699	DEATH & CO	Standard Character Mark	Nov. 29, 2019	Jan. 25, 2022	US
Reg. No. 7293802	SPIRIT & BELL	Standard Character Mark	Jan. 04, 2023	January 30, 2024	US
Reg. No. TMA1050633	DEATH & CO	Standard Character Mark	Aug. 22, 2016	Aug. 22, 2019	CA
Intl. Reg. No. 1504265	DEATH & CO	Standard Character Mark	July 8, 2019	July 8, 2019 (NB. File & Reg date same)	WIPO/ Madrid
Intl. Reg. No. 1504265	DEATH & CO	Standard Character Mark	December 19, 2019	July 9, 2020	EU via Madrid
Intl. Reg. No. 1504265	DEATH & CO	Standard Character Mark	December 19, 2019	Sep. 10, 2020`	UK via Madrid
Intl. Reg. No. 1504265	DEATH & CO	Standard Character Mark	April 1, 2021	Dec. 9, 2021	MX via Madrid
Serial No. 98425427	Close Company	Standard Character Mark	February 28, 2024	TBD	US

In addition, the Company owns the following domain names:

- www.ginandluck.com
- www.deathandcompany.com
- www.deathandcompanymarket.com
- www.closecompanybar.com
- www.closecompany.co

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual property assignment and confidentiality agreements with the Company's employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities and international regulations. In particular, the Company is subject to the rules and regulations of the Alcohol and Tobacco Tax and Trade Bureau and state liquor authorities. These laws and regulations are subject to change.

Litigation

1. *Sheyenne Martinez v. Death & Co Denver LLC*- Discrimination complaint filed through the U.S. Equal Employment Opportunity Commission, rebuttal response being currently crafted. Discovery is expected to last a year or longer. The Company is represented by Danielle Urban of Fisher & Phillips LLP

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees *	8.5%	$850.04	8.5%	$175,949.87
Brick & Mortar Growth	25.0%	$2,499.77	20%	$399,999.70
Staffing	0%	$0	6.0%	$119,999.91
Working Capital	66.5%	$6,650.69	65.5%	$1,374,048.97
Total	**100%**	**$10,000.50**	**100%**	**$2,069,998.45**

* This figure excludes fees to the Company's advisors, such as attorneys and accountants. . It also excludes the fixed fees and monthly fees paid to Intermediary. In addition, the Company will charge each Investor an Investor Processing Fee of 3.5% of the Investor's investment amount, on which the Intermediary will charge a commission, which is reflected in the table above.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements, or the Company's Board of Directors may pursue an alternative strategy, which would impact the allocations set forth above.

DIRECTORS AND OFFICERS

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
David Kaplan	Director, Chief Executive Officer	Director, Officer and Co-Founder at the Company October 2018- Present	Bachelor of Fine Arts, Rochester Institute of Technology, 2004
Alex Day	Director, Chief Operating Officer	Director, Officer, and Co-Founder at the Company	Bachelors of Arts, New York University 2006
Ravi Lalchandani	Director	Director at the Company; CEO of Overthrow Hospitality, President at BEAST Foundation.	Bachelor of Fine Arts, University of Colorado 1997
Leland O'Connor	Director	Director at the Company; Director at FemmyCycle; Managing partner at City Line Advisors; Senior Vice President of AR Capital.	Bachelor of Arts, Johns Hopkins University 2011
William Spurgeon	Director	Director at the Company; Executive Vice President of Fuel Sales and Marketing as Motiva Enterprises LLC	Bachelor of Science in Finance, University of Colorado, 1988

David Kaplan, Director and CEO

David has worked in the hospitality business since the age of 13. In the summer of 2006, at the age of 24, he opened Death & Co, a cocktail bar in the East Village of Manhattan, with his partner Ravi Lalchandani. At the 2010 Tales of the Cocktail Spirited Awards, Death & Co won American's Best Cocktail Bar and World's Best Cocktail Menu. Shortly after opening Death & Co, David formed the hospitality consulting and management company, Proprietors LLC, with Alex Day and Devon Tarby. Proprietors LLC has opened over 50 bars and restaurants all over the country and abroad for clients of all sizes. "Death & Co: Modern Classic Cocktails," written by David, Alex Day and Nick Fauchald, was published on October 7th, 2014, and has become one of the best-selling cocktail books of all time. Their second book, "Cocktail Codex: Fundamentals, Formulas, Evolutions," hit shelves on October 30th, 2018, to rave reviews and won a James Beard Award for

Book of the Year and the Tales of The Cocktail Spirited Award for Best New Cocktail or Bartending Book. In May 2018, the group opened Death & Co Denver, a multi-faceted food and beverage destination within The Ramble Hotel. Their most recent property, Death & Co LA, opened November 2019. David runs the collective companies as CEO of Gin & Luck with his operating partner Alex.

Alex Day, Director and COO

Originally a bartender in Death & Co's early days, Alex became an owner in 2010. Since then, he has co-formed various businesses in partnership with David Kaplan and Devon Tarby. Among them are the global hospitality consulting company, Proprietors LLC, as well as the notable cocktail bars Nitecap, Honeycut, The Normandie Club, The Walker Inn, and Death & Co Denver. In the process, Alex has trained hundreds of bartenders, designed dozens of bars, and along the way, has fallen deeply in love with the process of turning the idea of a bar into a reality. Alex focuses primarily on company operations, planning and logistics, process improvement, design, and systems. Passionate about education, he is a regular speaker at industry conferences and specialized events, as well as a contributor to various publications as a writer and expert commentator. Alex is the co-author of the James Beard and Spirited Award-winning book "Death & Co: Modern Classic Cocktails," as well as "Cocktail Codex: Origins, Fundamentals, Formulas," and "Death & Co: Welcome Home." Alex lives in Portland, Maine with his husband, Andrew.

Ravi Lalchandani, Director

Ravi is a veteran of the New York City hospitality industry, owning and operating dozens of critically acclaimed venues since 2006. The New York Times has called him the "New York stealth bar owner and restaurateur." Ravi's bars and restaurants have been featured in hundreds of thousands of national, international, and local publications and received acclaim for their impact on cocktail culture and two of his establishments have published cocktail books. A vegetarian-turned-vegan himself, Ravi holds a deep affection for all animals, and has been an outspoken voice on animal rights issues. His nonprofit BEAST Foundation and shift to plant-based ventures has warranted both local and national applause, receiving an award from PETA for his efforts.

Leland O'Connor, Director

Leland O'Connor is the Managing Partner of City Line Advisors. He previously served as Senior Vice President of AR Capital, executing over $20 billion in capital markets and M&A transactions, including the sale of American Realty Capital Trust to Realty Income (NYSE: O) and the sale of American Realty Capital Healthcare Trust to Ventas (NYSE: VTR). He serves on the board of Gin & Luck Inc. and FemmyCycle.

William Spurgeon, Director

Bill Spurgeon became Executive Vice President of Fuel Sales and Marketing for Motiva Enterprises LLC in June 2014. He is recently retired, previously he was responsible for the sales and marketing of fuels and base oils, branded and unbranded fuels, and innovative applications to dramatically change customer experiences via technology. Bill started a long career in the energy company Shell in 1988, working in a variety of financial, administrative, sales, marketing, director support, joint ventures, portfolio, strategy, and leadership roles. Bill has worked extensively overseas while living in London and subsequently Tokyo. Bill became a fan of Death & Co on a trip to Denver in 2018, and shortly thereafter met the founders and fell in love with their passion, integrity, concept, and brand. Bill is currently the second largest outside investor and sits on the board of Gin & Luck. Bill currently resides in Houston.

Indemnification

Indemnification is authorized by the Company to managers, officers, directors or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 164 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized Capital Stock consists of (i) 30,485,839 shares of common stock, par value $0.0001 per share (the "**Common Stock**"), of which 33,906,778 shares with the par value of $0.0001 per share shall be a separate class designated as Class A Common Stock ("**Class A Common Stock**"), and 3,025,002 shares with the par value of $0.0001 per share shall be a separate class designated as Class B Common Stock ("**Class B Common Stock**"), and 1,068,220 shares with the par value of $0.0001 per share shall be a separate class designated as Class C Common Stock ("**Class C Common Stock**"), and (ii) 16,186,287 shares of Preferred Stock, par value $0.0001 per share (the "**Preferred Stock**") of which 3,061,653 shares with the par value of $0.0001 per share shall be a separate class designated as Series A Preferred Stock ("**Series A Preferred Stock**"), and 6,847,022 shares with the par value of $0.0001 per share shall be a separate class designated as Series B Preferred Stock ("**Series B Preferred Stock**"), 5,523,517 shares with the par value of $0.0001 per share shall be a separate class designated as Series C-1 Preferred Stock ("**Series C-1 Preferred Stock**"), and 754,095 shares with the par value of $0.0001 per share shall be a separate class designated as Series C-2 Preferred Stock ("**Series C-2 Preferred Stock**") (the Preferred Stock, together with the Common Stock, the "**Capital Stock**"). As of the date of this Form C, 9,999,999 shares of Class A Common Stock, 3,025,002 shares of Class B Common Stock, 1,068,220 shares of Class C Common Stock, 3,061,653 shares of Series A Preferred Stock, and 6,847,022 shares of Series B Preferred Stock are issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding Capital Stock consists of:

Type	Class A Common Stock
Amount Outstanding	9,999,999
Par Value Per Share	$0.0001
Voting Rights	Each holder of the Company's Common Stock is entitled to 1 vote per share.
Anti-Dilution Rights	None.
Other Rights	Dividend and liquidation rights.

Type	Class B Common Stock
Amount Outstanding	3,025,002
Par Value Per Share	$0.0001
Voting Rights	Each holder of the Company's Common Stock is entitled to 1 vote per share.
Anti-Dilution Rights	None.
Other Rights	Dividend and liquidation rights.

Type	Class C Common Stock
Amount Outstanding	1,068,220
Par Value Per Share	$0.0001
Voting Rights	Each holder of the Company's Common Stock is entitled to 1 vote per share.
Anti-Dilution Rights	None.
Other Rights	Dividend and liquidation rights.

Type	Series A Preferred Stock
Amount Outstanding	3,061,653
Par Value Per Share	$0.0001
Voting Rights	Each holder of the Company's Series A Preferred Stock is entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible.
Anti-Dilution Rights	None.
Other Rights	(a) Original Issue Price of $0.8791 per share; (b) Right to receive dividends when declared; (c) Liquidation Preference equal to greater of (i) Original Issue Price, plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had all shares converted into Common Stock; (d) Right to convert into Common Stock at any time at the Original Issue Price; (e) Automatic conversion into Common Stock upon a firm-commitment underwritten public offering pursuant to an effective registration statement ;under the Securities Act of 1933, as amended; and (f) Protective provisions

Type	Series B Preferred Stock
Amount Outstanding	6,847,022
Par Value Per Share	$0.0001
Voting Rights	Each holder of the Company's Series B Preferred Stock is entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible.
Anti-Dilution Rights	None.
Other Rights	(a) Original Issue Price of $0.9093 per share; (b) Right to receive dividends when declared; (c) Liquidation Preference equal to greater of (i) Original Issue Price, plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had all shares converted into Common Stock; (d) Right to convert into Common Stock at any time at the Original Issue Price; (e) Automatic conversion into Common Stock upon a firm-commitment underwritten public offering pursuant to an effective registration statement ;under the Securities Act of 1933, as amended; and (f) Protective provisions

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Convertible Notes
Principal Amount Outstanding	$1,029,000.00
Security Issuable Upon Exercise	Series C-2 Preferred Stock
Voting Rights	The holders of Convertible Notes are not entitled to vote.
Anti-Dilution Rights	None.
Material Terms	Interest rate was equal to the Secured Overnight Financing Rate (SOFR) plus 5% per annum from the date of each such Convertible Note to January 5, 2024. As of January 5, 2024, the interest rate was amended to be equal to 10.4% per annum. The holders of the Convertible Notes have the option to convert at a non-qualified financing if the Company sells shares of Preferred Stock in a transaction that does not constitute as a qualified financing.

Type	Warrant to Purchase Class A Common Stock
Shares Issuable Upon Exercise	100,000
Voting Rights	The holder of the warrant is not entitled to vote.
Anti-Dilution Rights	Yes.
Material Terms	Exercise price is $0.01/share of Class A Common Stock. Exercise period is December 18, 2023 to December 18, 2028.

Outstanding Debt

In addition to trade payables and other short-term debt incurred in the ordinary course of business, such as credit cards, the Company has the following outstanding debt obligations:

On February 14, 2024, David Kaplan, a director on the Company's Board of Directors and Chief Executive Officer, made a loan to the Company in the amount of $750,000 (the "**DK Promissory Note**"). The DK Promissory Note bears an interest rate of 6.397% per annum and a maturity date of December 31, 2024.

On or about July 24, 2023, William Spurgeon, a director on the Company's Board of Directors to the Company, made a loan to the Company in the amount of $300,000 (the "**WS Promissory Note**"). The WS Promissory Note bears an interest rate of 9% per annum, compounding annually, principal and all accrued interest due and payable in one lump sum at the earlier of (i) three (3) calendar years from the date of issuance, or (ii) at the occurrence of the next financing round in which the Company raises proceeds of at least $2,000,000 by sale of any security(ies).

In December 2023, the Company executed a Promissory Note in consideration for loan proceeds in the aggregate amount of $500,000 (the "**December 2023 Promissory Note**"). The December 2023 Promissory Note bears an interest rate of 12% per annum, with equal payments of principal and interest due and payable beginning March 18, 2024 and continuing until December 18, 2024.

In May 2023, the Company entered into a Credit Purchase Agreement (the "**Credit Purchase Agreement**") for the purchase of electronic credit certificates for specified dollar amounts that may be used to purchase food, beverages, and other goods and services sold at the Company's restaurant locations. Upon the occurrence of certain conditions, the Company may sell tranches of $300,000 of credit certificates at a purchase price of $150,000 per tranche. To date, $900,000 worth of credit certificates have been purchased, for a total of $450,000 received by the Company.

In June 2023, David Kaplan and Jenna Gerbino, in their joint capacity, made a loan to the Company in the amount of $120,000 (the "**DK & JG Promissory Note**"). The DK & JG Promissory Note originally bore an 8% interest rate for the duration of the loan, which was to be due and payable two calendar months from its date of issuance. The DK & JG Promissory Note was subsequently amended in November 2023, to provide that interest shall have accrued at a rate of 8% until October 31, 2023, that after October 31, 2023 the interest rate shall increase to 12%, and that the principal and interest on such loan was due and payable on April 30, 2024.

In May 2023, the Company was issued a Business Line of Credit Loan from American Express National Bank (the "**AMEX Loan**") in the aggregate amount of $115,000. The AMEX Loan bears a monthly interest rate of 9% and a one year maturity date, payable on a monthly basis. The AMEX Loan may be repaid at any time prior to maturity with no repayment penalties.

In April 2022, Death & Co DC LLC, a subsidiary of the Company, executed a Promissory Note in consideration for loan proceeds in the aggregate amount of $325,000 (the "**April 2022 Promissory Note**"). The April 2022 Promissory Note bears an interest rate of 4.5% per annum, payable in thirty-six (36) equal, blended monthly payments of principal and interest and a maturity date of September 1, 2025. Monthly payments began on September 1, 2022.

In December 2021, the Company entered into a Guaranty with Little Giant, LLC, a Maine limited liability company, guarantying payment of a promissory note in the amount of $50,000 which was entered into between G&L Maine LLC, a subsidiary of the Company, and Little Giant, LLC (the "**Little Giant Note**"). The Little Giant Note was entered into in connection with and as partial payment for that certain Asset Purchase Agreement, dated October 7, 2021, entered into between G&L Maine LLC and Little Giant, LLC. The Little Giant Note bears an interest rate of 4.5% per annum and a maturity date of February 3, 2027.

In March and May 2021, the Company was issued Paycheck Protection Program ("**PPP**") loans from J.P. Morgan Chase in the aggregate amount of $1,378,433, pursuant to the Consolidated Appropriations Act of 2021. Those loans bear interest at a rate of 0.98% per annum, payable monthly and commencing on April 1, 2022. The loans may be repaid at any time prior to maturity with no prepayment penalties. Under the terms of the PPP, part or all of the loans may be forgiven if the proceeds were used for qualifying expenses as described in the CARES Act, which include payroll costs, costs to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. Qualifying expenses paid with loan proceeds as of December 31, 2021, totaled $1,290,019. Loan proceeds not used for qualified expenses totaled $88,414.

During August and September 2020, the Company's subsidiaries were issued loans from the U.S. Small Business Administration ("**SBA**") in the aggregate amount of $317,500 pursuant to the Economic Injury Disaster Loans ("**EIDL**") Program of the CARES Act, under the following terms:

(i)   On August 13, 2020, Proprietors LLC was issued an EIDL loan from the SBA in the amount of $150,000. The loan matures on August 13, 2050, and bears interest at a rate of 3.75% per annum, payable monthly and commenced on August 14, 2021.

(ii)   On August 14, 2020, Death & Co East Village LLC was issued an EIDL loan from the SBA in the amount of $150,000. The loan matures on August 14, 2050, and bears interest at a rate of 3.75% per annum, payable monthly and commenced on August 14, 2021.

(iii)   On August 27, 2020, Death & Co LA LLC was issued an EIDL loan from the SBA in the amount of $17,500. The loan matures on August 27, 2050, and bears interest at a rate of 3.75% per annum, payable monthly and commenced on August 27, 2021.

In May 2020, the Company was issued PPP loans from J.P. Morgan Chase in the aggregate amount of $1,289,370, pursuant to the PPP. The loans bear interest at a rate of 0.98% per annum, payable monthly and commenced on August 1, 2021. The loans may be repaid at any time prior to maturity with no prepayment penalties. Under the terms of the PPP, part or all of the loans may be forgiven if the proceeds were used for qualifying expenses as described in the CARES Act, which include payroll costs, costs to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. Qualifying expenses paid with loan proceeds as of December 31, 2021, and 2020 totaled $1,047,435 and $354,708, respectively. Loan proceeds not used for qualified expenses totaled $241,935.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Series A Preferred Stock *	$2,192,499.14 **	2,494,027	Working capital, general expenses, infrastructure	November 9, 2018	Regulation D, Rule 506(c); Section 4(a)(6)
Series A Preferred Stock *	$500,000.45 ***	568,764	Working capital, general expenses, infrastructure	July 24, 2019	Regulation D, Rule 506(b)
Series B Preferred Stock	$5,999,276.88	6,597,686	Working capital, general expenses, infrastructure	September 2021 – March 2022	Regulation A
Series B Preferred Stock	$226,721.22	249,336	Working capital, general expenses, infrastructure	July 2022 – September 2023	Regulation D, Rule 506(b)

* Prior to conversion, these shares were issued as Series A Preferred Units issued by Gin & Luck LLC, subject to its operating agreement.
** Reflects a total raise amount of $2,020,025.93, plus an additional $172,473.21 to SI Securities, LLC, which SI Securities, LLC received as compensation for acting as placement agent and intermediary in the round, and an additional $1,250 to Bryn Mawr Trust Co., which Bryn Mawr Trust Co. received as compensation for acting as escrow agent in the round.
*** Reflects a total raise amount of $500,000.45, less a commission of $37,500 issued to SI Securities, LLC, which SI Securities, LLC received as compensation for acting as placement agent.

Ownership

The table below lists the beneficial owners of 10% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount	Percentage Ownership (in terms of voting power)
David Kaplan	2,936,293 shares of Class A Common Stock	13.097% *
Alexander Day	1,674,985 shares of Class A Common Stock	10.205% *
	1,707,035 shares of Class B Common Stock	
Ravi Lalchandani	1,892,156 shares of Class A Common Stock	10.386% *
	903,570 shares of Class B Common Stock	

* The percentages indicated are calculated based on each identified shareholder's direct and indirect ownership of voting securities of the Company.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A and Exhibit B.

Overview

Gin & Luck, LLC was formed as a Delaware limited liability company (LLC) on June 9, 2017. It is headquartered in Los Angeles, California, and as of December 31, 2020, operates three bar and restaurant locations through its wholly owned subsidiaries: Death & Co. Denver, LLC, Death & Co. East Village, LLC, and Death & Co. LA, LLC. Death & Co East Village LLC opened on December 31, 2007 in New York. Death & Co Denver opened on May 5, 2018, and Death & Co Los Angeles opened on December 21, 2019. Its additional wholly owned subsidiaries include Death & Co. Proprietors, LLC, which licenses "Death & Co." branding and intellectual property, and Proprietors, LLC, established on January 5, 2012, provides consulting and management services to its affiliates as well as to bars, restaurants and hotels worldwide.

On November 9, 2018, in order to align common ownership interests and company management under one parent company, the various members of Death & Co. Denver, LLC, Death & Co. East Village, LLC, Death & Co. LA, LLC, Death & Co. Proprietors, LLC, and Proprietors, LLC contributed their ownership in those entities in exchange for ownership interests in Gin & Luck, LLC. Gin & Luck, LLC issued 9,999,999 ownership units in the combination. No other consideration was exchanged. As common control acquisitions, the assets and liabilities of the acquired entities were acquired at historical cost, and the financial statements are presented as if the acquisitions had occurred at the beginning of the first period presented.

On October 8, 2020, Gin & Luck LLC converted to a Delaware corporation and exchanged its members equity units to shares of stock in the corporation.

Cash and Cash Equivalents

As of December 31, 2021, the Company had an aggregate of $1,913,282 in cash and cash equivalents. As of December 31, 2022, the Company had an aggregate of $1,359,291 in cash and cash equivalents.

The Company's approximate runway based on cash and cash equivalents at hand is six (6) months.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company has historically been capitalized by raising capital through securities offerings. The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company. Absent additional capital, the Company may be forced to significantly reduce expenses and could become insolvent.

If the Company raises only the Target Offering Amount, based on a current monthly burn rate of $115,000 as of the date of this Form C for expenses related to advertising and marketing, payroll, benefits & professional fees, and other corporate expenses, the Company will have a runway of approximately six months. If the Company raises the Maximum Offering Amount, we anticipate the Company will be able to operate for twelve to fourteen months or longer, based on the same monthly burn rate and expenses.

The Company will also obtain capital from the proceeds of the Regulation D Offering, which will impact its cash on hand and projected runway. See '*THE OFFERING AND THE SECURITIES – Side-by-Side Offering Under Regulation D'* for more information.

Capital Expenditures and Other Obligations

The Company intends to make the following material expenditures in the near future:

- $39,307, which is a security deposit on the property that will become Close Company in Nashville, Tennessee.
- $150,000, which is a contribution as a tenant for the opening budget for Close Company.
- $750,000 (in three equal installments over the course of three months) which are the Company's contributions for its launch of the Midnight Auteur hotel in Savannah, Georgia.

Valuation

The Company has ascribed a $50,000,000 pre-Offering valuation to the Company; the Securities are priced arbitrarily. The Company's valuation is based on management's estimated market value of the Company' based on recent financing activity and upcoming brick and mortar locations discounted to reflect potential execution risk due to uncertainty as to timing, cost estimates, financing, and other factors of those projects.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

There are several ways to value a company, and none of them are perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value – The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a series of securities offerings in order to purchase equipment).

Book Value – This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset) and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach – This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They many use different valuation methodologies, or different assumptions about the Company's business and market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A and Exhibit B for subsequent events and applicable disclosures.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds 5% of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20% or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Related Person Transactions

The Company has conducted the following transactions with related persons:

As of December 31, 2023, our accounts payable equals $40,598.29 for monthly charges, event fees and a percentage of revenue due to a hotel in which the Company operates.

In July 2023 2023, the Company made the WS Promissory Note in exchange for a loan in the aggregate amount of $300,000. Please refer to the section titled '*CAPITALIZATION, DEBT AND OWNERSHIP – Outstanding Debt*' for more information.

In June 2023, the Company made the DK & JG Promissory Note in exchange for a loan in the aggregate amount of $120,000. Please refer to the section titled '*CAPITALIZATION, DEBT AND OWNERSHIP – Outstanding Debt*' for more information.

In February 2024, the Company made the DK Promissory Note in exchange for a loan in the aggregate amount of $750,000. Please refer to the section titled '*CAPITALIZATION, DEBT AND OWNERSHIP – Outstanding Debt*' for more information.

Conflicts of Interest

The Company is not aware of any current material conflicts of interest.

THE OFFERING AND THE SECURITIES

The Offering

Overview

The Company is offering a minimum amount of $10,000.50 (the "**Target Offering Amount**") and up to a maximum amount of $2,069,998.45 (the "**Maximum Offering Amount**") of Series C-1 Preferred Stock (the "**Securities**"), at a purchase price of $1.81044 per share (which includes a 3.5% Investor Processing Fee per transaction) on a contingency basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by August 5, 2024 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

Crowdfunding SPV

As an investor in this Offering, you will be purchasing membership interests in Gin & Luck CF SPV LLC (i.e., the Crowdfunding SPV), which will be the entity holding the Securities and which will have the rights of a holder of the Securities of the Company, pursuant to the SPV Subscription Agreement (as defined below) attached hereto as Exhibit G. The Crowdfunding SPV was organized as a Delaware limited liability company for the sole purpose of serving as a conduit for Investors to invest in the Company and will not have a separate business purpose. An investment in the Crowdfunding SPV will allow Investors to achieve the same economic exposure, voting power (the Securities will be non-voting) and information rights in the Series C-1 Preferred Stock as if they had invested directly with the Company.

Investor Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by DealMaker Securities LLC (the "**Intermediary**"), including executing the subscription agreement for the purchase of the Crowdfunding SPV's membership interests (the "**SPV Subscription Agreement**"), and complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Enterprise Bank and Trust until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **<u>Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.</u>**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount exceeding the Target Offering Amount, by at least 10% is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new Offering Deadline must be twenty-one (21) days from the time the Offering opened and the Company and (ii) that all Investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the new offering deadline.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

THE ESCROW AGENT SERVICING THE OFFERING HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees

The Intermediary will receive a cash commission in the amount of 8.5% of the dollars raised in the Offering. The Intermediary and its affiliates will receive fixed fees totaling $45,000, and monthly fees totaling $10,000.

The Securities

We request that you please review this Form C, the Company's Second Amended and Restated Certificate of Incorporation attached as Exhibit D (the "**Charter**"), the operating agreement of the Crowdfunding SPV attached as Exhibit E, the form of Bylaws attached as Exhibit F (the "**Bylaws**"), the SPV Subscription Agreement attached as Exhibit G, the Primary Issuer Subscription Agreement between the Company and the SPV attached as Exhibit H, (collectively, the "**Governing Agreements**"), and the Second Amended and Restated Voting Agreement attached as Exhibit I (the "**Voting Agreement**"), in conjunction with the following summary information. All statements in this section are qualified in their entirety with reference to the Governing Agreements.

Terms of the Series C-1 Preferred Stock

Voting and Control

On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of the Charter, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of the Charter, to notice of any stockholder meeting in accordance with the Bylaws.

Notwithstanding the foregoing, to facilitate the holders being able to act together and cast a vote as a group, the Proxy Appointee (as defined above) will act on behalf of the holders as agent and proxy in all respects related to voting on any matters put to a vote off the stockholders.

The Company and its stockholders are subject to the Charter, Bylaws, Voting Agreement, and certain of the stockholders are subject to the Company's Second Amended and Restated Investors' Rights Agreement, which collectively provide for certain provisions related to, among other things, (i) authorized classes of Capital Stock, (ii) voting requirements relating to board composition; (iii) matters requiring approval of certain of the holders of Preferred Stock; (iv) information rights of the holders of Preferred Stock; (vi) rights of first refusal, co-sale and drag-along rights; and (vi) preemptive rights to holders of Preferred Stock. The Securities will not be subject to the Company's Investors' Rights Agreement.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding Preferred Stock, holders of Series C-1 Preferred Stock are entitled to receive dividends, if any, as may be declared from time to time by the Company's board of directors (the "**Board**") out of legally available funds. We have never declared or paid cash dividends on any of our Capital Stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or a "Deemed Liquidation Event" (as that term is defined in the Charter), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Series C-1 Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets of the Company available for distribution to its stockholders, an amount per share equal to the greater of (a) 1x the "Series C-1 Original Issue Price" (as that term is defined in the Charter), plus any dividends declared but unpaid thereon, less the aggregate amount of dividends actually paid thereon prior to liquidation or (b) such amount per share as would have been payable had all shares of Series C-1 Preferred Stock been converted into Common Stock pursuant to Section 3 of the Charter immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the funds and assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under Article V, Subsection B.1.1 of the Charter, the holders of shares of Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before.

Protective Provisions

At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Charter) the written consent or affirmative vote of the Requisite Holders (as that term is defined in the Charter), given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

a) alter the rights, powers or privileges of the Preferred Stock set forth in the Charter or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

b) increase or decrease the authorized number of shares of any class or series of Capital Stock;

c) authorize or create (by reclassification or otherwise) any new class or series of Capital Stock having rights, powers, or privileges set forth in the Charter, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

e) declare or pay any dividend or otherwise make a distribution to holders of Common Stock (other than dividends or distributions payable on the Common Stock solely in the form of additional shares of Common Stock);

f) increase or decrease the number of directors of the Company;

g) liquidate, dissolve, or wind-up the business and affairs of the Company, effect any Deemed Liquidation Event (as that term is defined in the Charter), or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by Article V Subsection 2.4 of the Charter.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Series C-1 Preferred Stock are subject to and may be adversely affected by the rights of the holders of shares any additional classes of stock that we may designate in the future.

Restrictions on Transfer

No holder of the Securities may transfer, assign, encumber, hypothecate, pledge, convey in trust, gift, transfer by bequest, devise or descent or otherwise make the subject of disposition any shares of its Series C-1 Preferred Stock unless such transaction is first approved in writing by a majority of the disinterested members of the Board (which approval may be withheld for any reason). The shares of Series C-1 Preferred Stock are also subject to a right of first refusal in favor of the Company as set forth in the Company's Bylaws, attached hereto as Exhibit F.

Further, any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to affect such transfer. Further, any transfer of the Securities will be subject to the right of first refusal set forth in the Company's Bylaws.

Finally, upon the event of an IPO, the Securities will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Securities do not have a stated return.

Transfer Agent and Registrar

VStock Transfer, LLC will act as transfer agent and registrar for the Securities.

Side-by-Side Offering Under Regulation D

The Company is selling securities in a concurrent offering to accredited investors in reliance on Rule 506(c) of Regulation D (the "**Regulation D Offering**") at the same time as this Offering under Regulation Crowdfunding. The securities offered in the Regulation D Offering are the same securities with the same rights as the Securities offered in this Offering. The combined maximum offering amount under this Offering and the Regulation D Offering is $4,000,000.

COMMISSION AND FEES

At the conclusion of the Offering, the Company shall pay a fee of 8.5% of the amount raised in the Offering to the Intermediary. The Intermediary and its affiliates will receive fixed fees totaling $45,000, and monthly fees totaling $10,000.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance, reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ David Kaplan
_____
(Signature)

David Kaplan
_____
(Name)

Director and Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ David Kaplan
_____
(Signature)

David Kaplan
_____
(Name)

Director and Chief Executive Officer
_____
(Title)

April 5, 2024
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Alexander Day
(Signature)

Alexander Day
(Name)

Director and Chief Operating Officer
(Title)

April 5, 2024
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Ravi Lalchandani
_____
(Signature)

Ravi Lalchandani
_____
(Name)

Director
_____
(Title)

April 5, 2024
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Leland O'Connor
(Signature)

Leland O'Connor
(Name)

Director
(Title)

April 5, 2024
(Date)

[Signature page to Gin & Luck Inc. Form C]

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ William Spurgeon
(Signature)

William Spurgeon
(Name)

Director
(Title)

April 5, 2024
(Date)

EXHIBIT A

Company Financial Statements

GIN & LUCK, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2022 AND 2021

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors
Gin & Luck, Inc.
Scotts Valley, California

Opinion

We have audited the financial statements of Gin & Luck, Inc., which comprise the consolidated balance sheets as of December 31, 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated financial position of Gin & Luck Inc, as of December 31, 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Gin & Luck, Inc and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Prior Period Financial Statements

The consolidated financial statements of Gin & Luck, Inc as of and for the year ended December 31, 2021, were audited by other auditors whose report dated March 29, 2023, expressed an unmodified opinion on those statements.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Gin & Luck, Inc.'s ability to continue as a going concern for period of twelve months from the date of the issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Gin & Luck, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Gin & Luck, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

April 3, 2024
Los Angeles, California

GIN & LUCK INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2022 AND 2021

	December 31,	
	2022	2021
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,359,291	$ 1,913,282
Accounts receivable, net	1,395,060	272,657
Inventories, net	541,952	264,378
Prepaid expenses	149,412	71,716
Total current assets	3,445,715	2,522,033
Property and equipment, net	2,201,686	1,708,704
Intangible assets, net	522,367	141,277
Right of use asset	5,265,646	-
Deposits	333,655	77,170
Investments in joint ventures	1,201,576	121,051
Total assets	$ 12,970,645	$ 4,570,235
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 477,810	$ 889,966
Accrued expenses and other current liabilities	621,313	560,680
Current portion of long-term debt	270,812	57,877
Lease liability, current portion	513,914	-
Deferred revenue	-	37,750
Deferred rent	253,456	271,909
Total current liabilities	2,137,305	1,818,182
Loan payable, stockholder	-	100,000
Long-term debt, net of current portion	529,447	1,864,539
Lease liability, net of current portion	4,807,574	-
Total liabilities	7,474,326	3,782,721
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $.0001 par value:		
Series A preferred stock: 3,061,653 shares authorized, issued and outstanding as of both December 31,2022 and 2021	306	306
Series B preferred stock: 6,598,484 shares authorized; 6,847,022 and 2,752,789 shares issued and outstanding as of December 31, 2022 and 2021, respectively	685	275
Common stock, $.0001 par value:		
Class A common stock: 27,613,762 shares authorized, 9,999,999 issued and outstanding as of both December 31,2022 and 2	1,000	1,000
Class B common stock: 3,025,000 shares authorized, issued and outstanding as of both December 31,2022 and 2021	303	303
Class C common stock: 1,068,220 shares authorized, issued and outstanding as of both December 31,2022 and 2021	107	107
Additional paid-in capital	9,057,850	6,135,196
Accumulated deficit	(3,563,932)	(5,349,673)
Total stockholders' equity	5,496,319	787,514
Total liabilities and stockholders' equity	$ 12,970,645	$ 4,570,235

The accompanying notes are an integral part of these financial statements.

GIN & LUCK INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Year Ended December 31,	
	2022	**2021**
Net revenues	$ 12,594,076	$ 7,369,942
Cost of net revenues	2,552,348	1,917,385
Gross profit	10,041,728	5,452,557
Operating expenses:		
Salaries, wages and benefits	6,358,689	4,736,399
Occupancy expenses	994,945	688,089
Operating expenses	3,800,990	2,437,982
Expense reimbursements	-	(56,673)
Total operating expenses	11,154,624	7,805,797
Loss from operations	(1,112,896)	(2,353,240)
Other income (expense):		
Loan forgiveness income	1,378,433	968,004
Interest expense	(120,999)	(64,749)
Loss from investments in joint ventures	(19,864)	(19,864)
Other income (expense)	1,661,067	(96,490)
Total other income (expense)	2,898,637	786,901
Net income (loss) before income taxes	1,785,741	(1,566,339)
Provision for income taxes	-	9,523
Net income (loss)	$ 1,785,741	$ (1,575,862)
Net income (loss) per common share - basic	$ 0.13	$ (0.08)
Net income (loss) per common share - diluted	$ 0.07	$ (0.08)
Weighted average common shares outstanding - basic	14,093,219	14,093,219
Weighted average common shares outstanding - diluted	24,001,894	19,907,661

The accompanying notes are an integral part of these financial statements.

GIN & LUCK INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

| | Preferred Stock | | | | Common Stock | | | | | | Additional | Total |
| | Series A | | Series B | | Class A | | Class B | | Class C | | Paid-in | Accumulated | Stockholders' |
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balances at December 31, 2020	3,061,653	$ 306	-	$ -	9,999,999	$ 1,000	3,025,000	$ 303	1,068,220	$ 107	$ 3,829,286	$ (3,773,811)	$ 57,191
Issued for cash, net of offering costs	-	-	2,752,789	275	-	-	-	-	-	-	1,850,310	-	1,850,585
Issued for services rendered	-	-	-	-	-	-	-	-	-	-	455,600	-	455,600
Net loss	-	-	-	-	-	-	-	-	-	-	-	(1,575,862)	(1,575,862)
Balances at December 31, 2021	3,061,653	$ 306	2,752,789	$ 275	9,999,999	$ 1,000	3,025,000	$ 303	1,068,220	$ 107	$ 6,135,196	$ (5,349,673)	$ 787,514
Issued for cash, net of offering costs	-	-	4,094,233	410	-	-	-	-	-	-	2,922,654	-	2,923,064
Net income	-	-	-	-	-	-	-	-	-	-	-	1,785,741	1,785,741
Balances at December 31, 2022	3,061,653	$ 306	6,847,022	$ 685	9,999,999	$ 1,000	3,025,000	$ 303	1,068,220	$ 107	$ 9,057,850	$ (3,563,932)	$ 5,496,319

The accompanying notes are an integral part of these financial statements.

GIN & LUCK INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Year Ended December 31,	
	2022	2021
Cash flows from operating activities:		
Net income (loss)	$ 1,785,741	$ (1,575,862)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Allowance for doubtful accounts	12,332	47,129
Depreciation and amortization	593,739	178,162
Non-cash lease expense	55,842	-
Loan forgiveness income	(1,363,275)	(968,004)
Loss from investments in joint ventures	19,864	19,864
Stock compensation expense	-	455,600
Changes in operating assets and liabilities:		
Accounts receivable	(1,134,735)	(94,427)
Inventory	(277,574)	(74,994)
Prepaid expenses and other current assets	(77,696)	(71,716)
Deposits	(256,485)	12,242
Accounts payable	(412,156)	164,412
Accrued expenses and other current liabilities	75,176	343,081
Deferred revenue	(37,750)	25,250
Deferred rent	(18,453)	182,061
Net cash used in operating activities	(1,035,431)	(1,357,202)
Cash flows from investing activities:		
Purchase of property & equipment & intangibles	(656,446)	(356,287)
Purchase of intangible assets	(200,907)	-
Asset purchase agreement	(300,000)	-
Investments in joint ventures	(1,100,389)	(140,915)
Net cash used in investing activities	(2,257,742)	(497,202)
Cash flows from financing activities:		
Proceeds from long-term debt	-	1,378,433
Principal payments on long-term debt	(83,882)	(144,683)
Repayment of loan payable, stockholder	(100,000)	-
Proceeds from sale of common stock	2,923,064	1,850,585
Net cash provided by financing activities	2,739,182	3,084,335
Net change in cash and cash equivalents	(553,991)	1,229,931
Cash and cash equivalents at beginning of year	1,913,282	683,351
Cash and cash equivalents at end of year	$ 1,359,291	$ 1,913,282
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 120,999	$ 64,749
Cash paid for income taxes	$ -	$ 9,522
Supplemental disclosure of non-cash financing activities:		
Merchant advances		
Supplemental disclosure of non-cash investing and financing activities:		
Warrants issued in connection with loan extensions	$ 1,685,166	$ -
Purchases of equipment financed by a note payable	$ -	$ 50,000
Right-of-use asset recognized in exchange for lease liability	$ 5,716,227	$ -

The accompanying notes are an integral part of these financial statements.

GIN & LUCK INC. AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Gin & Luck Inc. and Subsidiaries (the Company) is presented to assist in understanding the Company's consolidated financial statements. The consolidated financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity.

Nature of Business

Gin & Luck, LLC was formed as a Delaware Limited Liability Company (LLC) on June 9, 2017. It is headquartered in Los Angeles, California, and as of December 31, 2022, operates four bar and restaurant locations through its wholly owned subsidiaries: Death & Co. Denver LLC, Death & Co. East Village LLC, Death & Co. Los Angeles LLC, and Gin & Luck Maine LLC. Its additional wholly owned subsidiaries include Death & Co. Proprietors LLC, which licenses "Death & Co." branding and intellectual property, and Proprietors LLC, which provides consulting, marketing and management services to its affiliates as well as to bars, restaurants and hotels worldwide; and G&L Hotel Holdings LLC, which was formed to make investments in hotel properties.

Basis of Presentation and consolidation

The accompanying consolidated financial statements are presented on an accrual basis in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). All significant intercompany transactions and balances have been eliminated in consolidation.

Conversion to Corporation

On October 8, 2020 Gin & Luck LLC converted to a corporation and exchanged its members equity units to shares of stock in the corporation (Note 5). The financial statements are presented on a retroactive basis as if the conversion had occurred at the beginning of the period presented.

Cash

Cash consists of amounts on deposit at financial institutions with a maturity date of less than three months. At times, balances held by the financial institutions may exceed the Federal Deposit Insurance Corporation limit of $250,000. The Company has not experienced any losses related to cash balances and does not believe significant credit risk exists with respect to cash on December 31, 2022, or 2021.

Restricted cash consists of funds raised on behalf of employees to assist with the effects of the COVID-19 pandemic (Note 10).

Accounts Receivable

Receivables, net of the allowance for doubtful accounts, represent their estimated net realizable value. Provisions for doubtful accounts are recorded based on historical collection experience and the age of the receivables. Receivables are written off when they are deemed uncollectible. Based on management's evaluation of accounts receivable, the Company recorded a $30,191 and $0 allowance for doubtful accounts on December 31, 2022, and 2021 respectively.

Inventories

Inventories, consisting predominantly of food, liquor, and other beverages, are stated at the lower of cost (measured on the first-in, first-out basis) or net realizable value. The Company regularly evaluates its inventory and reserves for obsolete or slow-moving items. Based on management's evaluation of inventory, no allowance for obsolete inventory has been recorded on December 31, 2022 or 2021.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation. Major improvements are capitalized while expenditures for maintenance, repairs and minor improvements are charged to expense. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in operations. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the related assets, ranging from five to fifteen years.

Intangible Assets

Liquor Licenses

The costs of obtaining non-transferable liquor licenses that are directly issued by local government agencies for nominal fees are expensed as incurred. Annual liquor license renewal fees are expensed over the renewal term. The costs of purchasing transferable liquor licenses are capitalized as intangible assets and amortized over a period of fifteen years. Liquor licenses are reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable.

Non-Compete Agreement

The Company entered into a non-compete agreement in connection with its asset purchase agreement in April 2022 (see Note 2). The asset is amortized over the life of the agreement, which is 3 years.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. The recoverability of the long-lived assets is measured by a comparison of the carrying amount of the asset group to future undiscounted net cash flows expected to be generated by the asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Management determined there was no occurrence of an event or circumstance that could trigger impairment for the years ended December 31, 2022 or 2021.

Investments in Joint Ventures

The Company uses the equity method of accounting for its investments in joint ventures. Under the equity method, investments are carried at cost and increased or decreased by the Company's pro-rata share of earnings or losses. The carrying cost of the investments is also increased or decreased to reflect additional contributions or distributions of capital. Any difference in the book equity and the Company's pro-rata share of the net assets of the investment will be reported as gain or loss at the time of the liquidation of the investment. It is the Company's policy to record losses in excess of the investment if the Company is committed to providing financial support to the investee.

Revenue Recognition

In May 2014, FASB issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606). The amount of revenue to be recognized reflects the consideration to which the Company is entitled to receive in exchange for the goods or services delivered. To achieve this core principle, the Company applies the following five steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to performance obligations in the contract; and (5) recognize revenue when or as the Company satisfies a performance obligation. The Company adopted the guidance in ASU 2014-09 retrospectively beginning with the year ended December 31, 2019.

The Company's revenues consist of sales at its bars, consulting and management fees, and merchandise sales. Revenues from bar and merchandise sales are recognized when payment is tendered at the point of sale and are presented net of complimentary discounts and sales taxes. Sales tax collected is included in other accrued expenses until the taxes are remitted to the appropriate taxing authorities.

Based on the guidance in ASU 2014-09, the Company has identified a single performance obligation in its consulting and management fee contracts and recognizes revenue from these contracts as the performance obligation is settled over time. Payments received in excess of fees owed for services are recorded as deferred revenue. Deferred revenue as of December 31, 2022 and 2021 was $0 and $37,750, respectively.

The Company recognizes a liability upon the sale of gift cards and recognizes revenue when these gift cards are redeemed. Based on historical redemption patterns, management can reasonably estimate the amount of gift cards for which redemption is remote, which is referred to as "breakage." Breakage is recognized over a three-year period in proportion to historical redemption trends and is classified as revenues in the consolidated statements of operations. Breakage was considered to be immaterial for the years ended December 31, 2022 and 2021. Incremental direct costs related to gift card sales, including commissions and credit card fees, are deferred and recognized in earnings in the same pattern as the related gift card revenue. There were no changes to our accounting for gift card revenue and related costs upon adoption of the new revenue recognition standard.

Advertising

Advertising is expensed as incurred. Advertising expenses for the years ended December 31, 2022 and 2021 was $35,797 and $72,323, respectively.

Pre-Opening Costs

The Company's pre-opening costs are generally incurred beginning four to six months prior to a location opening and typically include restaurant employee wages and related expenses, general and administrative expenses, promotional costs associated with the location opening and rent, including any non-cash rent expense recognized during the construction period. Pre-opening costs are expensed as incurred.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for

GIN & LUCK, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

- Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
- Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
- Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported on the balance sheet approximate fair value.

Offering Costs

Costs associated with the offering of the Company's securities are recorded as a reduction of additional paid-in capital received.

Income Taxes

As of December 31, 2019, the Company was an LLC which was treated as a partnership for federal and state income tax purposes, and therefore, the Company did not incur federal income taxes at a company level. Instead, its earnings and losses were passed through to the members and included in the calculation of the members' tax liability. However, the Company was subject to certain state income taxes and fees imposed by the states in which the Company conducts business. In addition, the Company was subject to a California fee based on its annual gross revenue.

On October 8, 2020, the Company converted from an LLC to a corporation (Note 5) and pays income taxes at the corporate level beginning with the year ending December 31, 2020.

The Company applies the provisions of FASB ASC 740, Income Taxes. FASB ASC 740 prescribes a threshold for financial recognition and measurement of a tax position taken or expected to be taken in a tax return and provides guidance on various related matters, such as de-recognition, interest and penalties, and disclosure. The Company evaluates uncertain tax positions by considering the tax years subject to potential audit under state and federal income tax law and identifying favorable tax positions that do not meet the threshold of more likely than not to prevail if challenged by tax authorities that would have a direct impact on the Company as opposed to an impact to the owners. The Company has determined that there are no uncertain tax positions that would have a material effect on the consolidated financial statements as of December 31, 2022 or 2021. No income tax examinations are currently pending.

As of December 31, 2022, the Company had net operating loss carryforwards of approximately $1.5 million.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

GIN & LUCK, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, leases (Topic 842). The new standard establishes a right-of-use (ROU) model that requires a lessee to record an ROU asset and a lease liability, measured on a discounted basis, on the balance sheet for all leases with terms greater than twelve months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of operations. A modified retrospective transition approach is required for capital and operating leases existing at the date of adoption, with certain practical expedients available. In April 2020, FASB delayed implementation of ASU 2014-09 until years beginning after December 15, 2021. The Company adopted ASC 842 on January 1, 2022 and recognized a ROU asset and liability of $5,716,226.

Reclassifications

Certain prior year balances have been reclassified to conform to the current year presentation.

2.   **ASSET PURCHASE AGREEMENT**

On April 1, 2022, the Company's subsidiary Death & Co. LLC entered into an asset purchase agreement with Columbia Room, LLC a DC limited liability company. Columbia Room is a cocktail bar located in Washington, DC.

The Company evaluated the acquisition under ASC 805 and determined it was accounted for as an asset acquisition. The Company primarily entered into a non-compete agreement and acquired some existing property and equipment.

The following is a summary of the assets acquired and purchase consideration:

Non-compete agreement	$	492,614
Property and equipment, net		132,386
Total assets acquired	$	625,000
Cash	$	300,000
Promissory note - payable monthly over 3 years		325,000
Purchase price consideration	$	625,000

The non-compete agreement will be amortized over three years.

3. PROPERTY AND EQUIPMENT

Property and equipment on December 31, 2022 and 2021 consists of the following:

	December 31,	
	2022	**2021**
Leasehold improvements	$ 1,757,751	$ 1,236,249
Machinery and equipment	567,378	461,376
Furniture and fixtures	468,697	355,728
	2,793,826	2,053,353
Less: Accumulated depreciation	(592,140)	(344,649)
	$ 2,201,686	$ 1,708,704

GIN & LUCK, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

Depreciation expenses totaled $247,491 and $167,295 for the years ended December 31, 2022 and 2021, respectively.

In December 2021, the Company purchased substantially all of the operating assets of another hospitality business in Portland, Maine, consisting primarily of machinery, equipment, furniture and fixtures. The purchase price was $300,000, of which $250,000 was paid upon execution of the purchase agreement. The remaining $50,000 was paid by delivery of a promissory note (Note 4). The purchase price was allocated as follows:

Machinery and equipment	$ 199,794
Furniture and fixtures	100,206
	$ 300,000

In connection with the asset purchase agreement in April 2022 (see Note 2), the Company acquired $92,982 in machinery and equipment and $39,404 in furniture and fixtures.

4. INVESTMENTS IN JOINT VENTURES

During 2021, the Company, through its subsidiary G&L Hotel Holdings, LLC, acquired a 50% interest in two joint ventures formed as limited liability companies to operate hospitality businesses. The other 50% interest in each limited liability company is held by the owner of a hotel in which the Company operates. As of December 31, 2022, the Company invested $1,225,389 in M/A Capital Ventures, LLC and $15,915 in Midnight Auteur, LLC.

Gin & Luck Hotel Holdings

On March 17, 2022, G&L Hotel Holding's JV – M/A Capital Ventures – Savannah, LLC, purchased a vacant office building, along with a 100% construction document set of plans to convert the office building into a 44-room boutique hotel located at 132 E Broughton St, Savannah, GA 31401 ("132 E. Broughton St.") for consideration of $6,250,000.

As of December 31, 2022, M/A Capital Ventures – Savannah, LLC is the owner/deed holder of the real estate at 132 E Broughton St. M/A Capital Ventures, LLC is the Sole Member of M/ Capital Ventures – Savannah. M/A Capital Ventures LLC has two owners – Ramble DM Co and G&L Hotel Holdings:
- o Ramble DM Co Partner Equity Contributions: $1,356,450
- o G&L Hotel Holdings Partner Equity Contributions: $1,209,000

Equity Contributions in 2022 funded the down payment on the real estate asset, in addition to miscellaneous building overhead costs, as well as costs tied the architecture and interiors plans for the renovation. In addition, a loan for $4,516,000 was procured to assist in the acquisition of 132 E Broughton St.

5. LOANS PAYABLE

Note Payable

In December 2021, the Company's subsidiary, G&L Maine LLC, received a loan in the amount of $50,000 related to a purchase of operating assets (Note 2). The note matures in December 2026 and bears interest at a rate of 4.5% per annum. The note is payable in monthly installments of $934 commencing on January 3, 2022. The note is guaranteed by Gin & Luck Inc.

GIN & LUCK, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

Paycheck Protection Program Loans

In March and May 2021, the Company was granted Paycheck Protection Program (PPP) loans from J.P. Morgan Chase in the aggregate amount of $1,378,433, pursuant to the Consolidated Appropriations Act of 2021, which was enacted on December 27, 2020. The loans bear interest at a rate of 0.98% per annum, payable monthly commencing on April 1, 2022. The loans may be repaid at any time prior to maturity with no prepayment penalties. Under the terms of the PPP, part or all of the loans may be forgiven if the proceeds were used for qualifying expenses as described in the CARES Act, which include payroll costs, costs to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. Qualifying expenses paid with loan proceeds as of December 31, 2021 totaled $1,290,019. Loan proceeds not used for qualified expenses totaled $88,414.

In 2022, the PPP loans were fully forgiven, and the Company recorded a gain on the forgiveness of $1,378,433.

Economic Injury Disaster Loans

During August and September 2020, the Company was granted loans from the U.S. Small Business Administration (SBA) in the aggregate amount of $317,300 pursuant to the Economic Injury Disaster Loans (EIDL) Program of the CARES Act. The loans mature thirty years after inception and bear interest at a rate of 3.75% per annum, payable monthly commencing twelve months after inception. During 2021, the SBA deferred monthly repayments until thirty months from the loan's inception. Interest will continue to accrue during the deferment. The loans may be repaid at any time prior to maturity with no prepayment penalties.

Columbia Room

In connection with the asset purchase agreement in April 2022 (see Note 2), the Company issued a promissory note for $325,000. The note bears interest at 4.5% per annum and requires monthly repayments of principal and interest of $9,885. The note matures in three years.

The following is a schedule of future principal payments due on the Company's long-term debt:

Year Ending December 31,	Amount
2023	$ 270,812
2024	119,078
2025	78,600
2026	7,441
2027	7,725
Thereafter	316,603
	800,259

6. **STOCKHOLDERS' EQUITY**

Authorized and outstanding stock on December 31, 2022, consist of the following:

	Authorized	Outstanding
Series A Preferred	3,061,653	3,061,653
Series B Preferred	7,697,433	6,847,022
Common Class A	27,613,762	9,999,999
Common Class B	3,025,002	3,025,000
Common Class C	1,068,220	1,068,220
	42,466,070	24,001,894

Conversion to Corporation

On October 8, 2020, the Company converted from a Limited Liability Company (LLC) to a Delaware corporation. Each common unit was converted to one share of Class A Common Stock. Each profits interest unit was converted to one share of Class B or Class C Common Stock, depending on the profits hurdle amount in the profits interest unit grant agreement. Each Series A Preferred Unit was converted to one share of Series A preferred stock. The Common Stock and Preferred Stock issued in connection with the conversion from the LLC to corporation carry rights and privileges as provided to such class of equity in the LLC agreement.

LLC ownership units outstanding on October 8, 2020 were converted to shares of corporate stock as follows:

	LLC	Corporation
Series A Preferred	3,061,653	3,061,653
Common Class A	9,999,999	9,999,999
Profits interest Common Class B	4,093,220	3,025,000
Common Class C	–	1,068,220
	17,154,872	17,154,872

Voting Agreement and Investors' Rights Agreement

As of December 31, 2022 and 2021, the Company's stockholders are governed by a Voting Agreement and an Investors' Rights Agreement. Prior to conversion to a corporation, the LLC's unit holders were governed by the LLC agreement which contained provisions similar to the current agreements. Key provisions of the Voting Agreement and Investors' Rights Agreement are as follows:

Board of Directors

The Company is managed by a Board of Directors (the Board) consisting of six individuals. The Company's Chief Executive Officer is designated as a board member. Three and two board members are elected by the holders of the Company's common and preferred stock, respectively.

Conversion Rights

Preferred shares are convertible into common shares at the option of the stockholder at any time prior to the closing of a liquidation event. As of December 31, 2022, each share of preferred stock is convertible into one share of Common Stock. The conversion rate is subject to adjustment for stock splits, stock dividends, or other events.

In addition, each share of Preferred Stock will automatically convert into common stock immediately prior to the closing of a firm commitment underwritten public offering, or at the election of the majority of holders of the Preferred Shares voting as a single class on an as-converted basis. Preferred shares convert into the same number of shares of common stock regardless of whether converted voluntarily or automatically.

Liquidation Rights

In the event of a liquidation, deemed liquidation or dissolution of the Company, all holders of Preferred Shares will be entitled to a liquidation preference that is senior to holders of the Common Shares, and which will be calculated as the greater of the original price paid plus any declared but unpaid dividends, or the amount payable had all Preferred Shares been converted to Common Shares. Holders of Common Shares will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of any liquidation preference granted to the holders of Preferred Shares.

Approved sale

In the event of an offer from a third party to purchase not less than 50% of the outstanding voting power of the Company, such an offer would have to be approved by the Board and a majority interest of the common and preferred stockholders, each voting as separate classes.

"Drag-along" rights

In the event of an approved sale or a deemed liquidation event, all stockholders would be required to sell a proportionate number of their shares on the same terms and conditions applicable to all other units subject to purchase.

Right of First Offer

If the Company proposes to offer or sell any new securities, the Company must first offer such new securities to certain stockholders designated as major investors.

Rights of First Refusal

The Company has the right of first refusal to buy any shares offered by certain stockholders designated as key stockholders. For any portion not purchased by the Company, the stockholders designated as major investors shall have a right a first refusal to purchase those shares.

Stock-based compensation

The Board is authorized to grant profits interest shares to individuals in exchange for services performed or to be performed for the Company. The total number of shares available for issuance under the plan is 4,788,202. Such shares are intended to be profit interests, as defined by the Internal Revenue Code, and are subject to terms and conditions set forth in each share grant agreement. The grants are subject to a vesting schedule as specified in each grant agreement.

The fair value of each grant is estimated by the Company based on the price of LLC membership units purchased for cash in 2018, discounted by 50% to address illiquidity and a significant profit hurdle. No shares were granted during the year ended December 31, 2022. No shares were granted during the year ended December 31, 2020. Stock-based compensation expense included in salaries, wages and benefits was $0 and $455,600 for the years ended December 31, 2022 and 2021, respectively.

Unrecognized compensation related to unvested stock awards as of December 31, 2022 is $0.

Each profits interest grant includes a profits interest hurdle for such shares on the basis of the liquidation value of the profits interest shares immediately prior to the issuance of such profits interest shares.

7.   **RELATED PARTY TRANSACTIONS**

 As of December 31, 2022, accounts payable includes total of $44,976 due to The Ramble Hotel in which the Death & Co Denver company operates. This includes: $5,632 for repairs, maintenance, utilities and other recurring shared expenses, $18,954 for December percentage base rent and $20,395 blended percentage event commission. Accounts payable as of December 31, 2021, were $137,530 (see Note 10).

On February 28, 2020, the Company was granted a loan from a stockholder in the amount of $100,000 at an interest rate of 4% per annum, payable in full on May 31, 2020. Due to the COVID-19 pandemic, the loan was amended on July 23, 2020 to mature on May 31, 2021 with an option for an additional extension to mature on May 31, 2022. The optional extension was exercised in June 2021. The optional extension carries an interest rate of 11% per annum for the period from June 1, 2021 to May 31, 2022.

8.   **SEGMENT INFORMATION**

The Company's operating segments consist of its bar and restaurant operations (Death & Co. Denver LLC, Death & Co. East Village, LLC, and Death & Co. LA LLC), consulting and management services (Proprietors LLC), and merchandise sales. The operations of Gin & Luck Hotel Holdings have consisted of investments in joint ventures. Death & Co. Proprietors LLC has no revenue, expenses, assets or liabilities as of December 31, 2022, or 2021.

Segment information is presented below:

		2022		2021
Revenues:				
Bar and restaurant operations	$	11,503,992	$	6,723,917
Merchandise sales		885,085		437,757
Consulting and management services		204,999		208,268
	$	12,594,076	$	7,369,942
Income (loss) from operations:				
Bar and restaurant operations	$	1,007,237	$	(2,429,857)
Merchandise sales		537,145		196,925
Consulting and management services		241,358		(120,308)
	$	1,785,741	$	(2,353,240)
Total Assets				
Bar and restaurant operations	$	12,245,197	$	4,406,680
Investment		(63,339)		121,051
Merchandise sales		210,140		35,518
Consulting and management services		578,647		6,986
	$	12,970,645	$	4,570,235

9.   **EARNINGS PER SHARE**

Earnings per share are computed by dividing net income (loss) available to common shareholders by the number of shares of common stock outstanding as of the end of the reporting period. As of December 31, 2022 and 2021, there are differences between basic and diluted earnings per share.

The following table sets forth the calculation of basic and diluted earnings per share as of December 31, 2022 and 2021:

| | Year Ended December 31, | |
	2022	**2021**
Numerator:		
Net Income (loss)	$ 1,785,741	$ (1,575,862)
Denominator:		
Weighted average common shares outstanding - basic	14,093,219	14,093,219
Weighted average common shares outstanding - diluted	24,001,894	19,907,661
Net income (loss) per share - basic	$ 0.13	$ (0.08)
Net income (loss) per share - diluted	$ 0.07	$ (0.08)

10.   COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company is obligated under non-cancelable operating lease agreements for bar locations. The Company is also obligated under a number of non-cancelable operating lease agreements for equipment, which are not significant to the financial statements taken as a whole.

Gin & Luck, Inc.

The Company was obligated under a non-cancelable lease agreement for office space in Los Angeles, California. The lease required minimum monthly payments of $3,928. The lease expired in September 2020 and was not renewed.

Death & Co. Denver, LLC

The Company is obligated under a non-cancelable lease agreement for commercial space in Denver, Colorado. The lease requires minimum monthly payments of $10,319 and $10,628 for the period from January 1, 2022, to April 30, 2022, and from May 1, 2022, to April 4, 2023, respectively. The minimum monthly rent increases annually up to $13,518 as of May 1, 2027. The lease expires in April 2028 and includes two options to renew for terms of five years each.

The Company has an agreement with the hotel in which it operates, under which the hotel subsidizes certain labor expenses related to morning kitchen service staff. The hotel also oversees event scheduling for which the company provides food, beverages, and labor.

As a result of the COVID-19 pandemic, all monthly rentals were waived from December 2020 to February 2021. The minimum monthly rental was deferred from March 2021 to June 2021, and 50% of the minimum base monthly rental was deferred from July 2021 to December 2021. Rental payments equal to 5% of sales, exclusive of special event sales, remain due from March 2021 through December 2021. Total deferred rent of $135,189 will be paid over the final 60 months of the lease term, commencing in May 2023.

Death & Co. East Village, LLC

The Company is obligated under a non-cancelable lease agreement for commercial space in New York. The lease requires minimum monthly payments of $6,750 and $7,080 for the period from January 1, 2022, to September 30, 2022, and from October 1, 2022, to September 30, 2023, respectively.

The minimum monthly rent increases annually up to $8,600 as of October 1, 2026. The lease expires in September 2027. This lease was renewed in August 2022 (Note 11).

As a result of the COVID-19 pandemic, monthly rentals have been reduced based on operating capacity as permitted by local health authorities. Starting in November 2020, this location was permitted to operate at 25% capacity and paid 25% of its monthly rental. By July 2021, the location was operating at 100% capacity and paid 100% of its monthly rental.

The lease for Death & Co. East Village LLC was renewed in August 2022 for an additional term of five years, terminating in September 2027. The minimum monthly rent for the extension term starts at $7,080 and increases annually up to $8,600 by the final year.

Death & Co. LA, LLC

The Company is obligated under a non-cancelable lease agreement for commercial space in Los Angeles, California. The lease requires minimum monthly payments of $10,325. The minimum monthly rent increases annually up to $14,721 as of June 1, 2033. The lease expires in May 2034 and includes two options to renew for terms of five years each.

As a result of the COVID-19 pandemic, 50% of the minimum monthly rental was deferred starting from September 2020 through August 2021. The total deferred rent of $136,720 will be paid over a twelve-month period at a time that is yet to be determined.

Gin & Luck Maine, LLC

The Company is obligated under a non-cancelable lease agreement for commercial space in Portland, Maine. The lease requires minimum monthly payments of $3,800. The minimum monthly rent increases annually up to $4,156 as of December 3, 2030. The lease expires in December 2031 and includes two options to renew for terms of five years each.

Death & Co. DC, LLC

The Company is obligated under a non-cancelable lease agreement for commercial space in Washington, D.C. The lease requires minimum monthly payments of $10,156. The minimum monthly rent increases annually up to $18,758 as of July 1, 2031. The lease expires in June 2032 and includes options to renew one additional terms of five years.

A new lease was signed for Death & Co DC on March 16, 2022 at 124 Blagden Alley NW, Washington, DC 20001 with a security deposit paid of $50,778.30. The current lease rate is $11,198.58 and increases annually up to $18,758.48 in 2032.

As of December 31, 2022, after lease modifications due to the COVID-19 pandemic, future minimum lease payments under the Company's non-cancelable operating leases are estimated to be as follows:

Year Ended December 31,	Operating Leases	
2023	$	513,914
2024		526,415
2025		539,112
2026		560,121
Thereafter		3,578,241
Total lease payments		5,717,802
Less imputed interest		(396,314)
Total lease obligations		5,321,488
Less current lease obligations		(513,914)
Long-term lease obligations	$	4,807,574

Legal Matters

The Company is a party to various claims, complaints, and other legal actions that have arisen from time to time in the ordinary course of business. The Company believes that the outcome of such pending legal proceedings will not have a material adverse effect on the Company's consolidated financial condition, results of operations, or cash flows.

11.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events that have occurred through April 3, 2024, which is the date in which the consolidated financial statements were available to be issued.

On July 19, 2023, Death & DC opened its location.

In September 2023, the Company closed its Gin & Luck Maine LLC location. The lease was assigned in November 2023 and the sale was finalized in February 2024.

Through the issuance date, the Company has received approximately $2,900,000 in proceeds from various note agreements and merchant advances.

In 2023, the Company received $600,000 from its partnership with Inkind, which provides the Company capital in exchange for food and beverage credits to their customers.

EXHIBIT B

Gin & Luck CF SPV LLC Inception Financials

Gin & Luck CF SPV LLC

FINANCIAL STATEMENTS
FOR THE PERIOD ENDING DECEMBER 31, 2023

AUDITED

(Expressed in US Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Gin & Luck, Inc
Los Angeles, California

To the Board of Members
Gin & Luck CF SPV LLC
Los Angeles, California

Opinion

We have audited the financial statements of Gin & Luck CF SPV LLC, which comprise the balance sheets as of December 31, 2023, and the related statements of income, changes in stockholders' equity, and cash flows for the period from inception to December 31, 2023, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Gin & Luck CF SPV LLC as of December 31, 2023, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Gin & Luck CF SPV LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Gin & Luck CF PSV LLC's ability to continue as a going concern for period of for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Gin & Luck CF SPV LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Gin & Luck CF SPV LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

January 24, 2024
Los Angeles, California

As of	December 31, 2023
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash & cash equivalents	$ -
Total current assets	**-**
	-
Total assets	**$ -**
LIABILITIES AND MEMBERS EQUITY	
Total Liabilities	**$ -**
MEMBERS EQUITY	
Members equity	-
Retained earnings/(Accumulated Deficit)	-
Total Stockholders' Equity	**-**
Total Liabilities and Stockholders' Equity	**$ -**

See accompanying notes to financial statements.

For the period ending	December 31, 2023
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and administrative	-
Total operating expenses	-
Operating income/(loss)	-
Interest expense	-
Other Loss/(Income)	-
Income/(Loss) before provision for income taxes	-
Provision/(Benefit) for income taxes	-
Net income/(Net Loss)	$ -

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Inception date (December 11, 2023)	-
Contributon/Distribution of Capital, net	-
Net income/(loss)	-
Balance— (December 31, 2023)	-

See accompanying notes to financial statements.

For the period ending		December 31, 2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	-
Net cash provided/(used) by operating activities		-
CASH FLOW FROM INVESTING ACTIVITIES		
Acquisition of equity interest		-
Net cash provided/(used) in investing activities		-
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of common stock		-
Net cash provided/(used) by financing activities		-
Change in cash		-
Cash—beginning of year		-
Cash—end of year	$	-
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Gin & Luck CF SPV LLC was incorporated on December 31, 2023, in the state of Delaware. The financial statements of Gin & Luck CF SPV LLC. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

The purpose of the Company is to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, specifically, to undertake the acquiring, holding, and disposing of the securities issued by the Crowdfunding Issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act of 1933, as amended.

The Company will undertake the limited purpose of acquiring, holding, and disposing of shares of Series C-1 preferred stock issued by Gin & Luck, Inc. a Delaware corporation (the Crowdfunding Issuer), which also serves as the Manager of the Company, and to engage in any and all activities necessary or incidental thereto.

It is the intent of the Company to issue units of Series C-1 preferred membership interest that maintain a one-to-one relationship between the number, denomination, type, and rights of the Securities issued by the Crowdfunding Issuer to the Company pursuant to Regulation Crowdfunding.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted a calendar year end of December 31, as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Income Taxes

It is the intent of the Company and the Members that the Company shall be treated as a corporation for U.S., federal, state, and local income tax purposes. The Manager, in its sole and absolute discretion may make an election for the Company to be classified as other than a corporation pursuant to Treasury Regulation Section 301.7701-3.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

the Company serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, specifically, to undertake the acquiring, holding, and disposing of the securities issued by the Crowdfunding Issuer and to engage in any and all activities necessary or incidental thereto. As such the Company has no independent revenue stream.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 24, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND MEMBERS' EQUITY TRANSACTIONS

Gin & Luck, Inc has been named the manager of the Company.

"Units" shall be the measure by which each Member's Interest is determined. The Company is not obligated to issue certificates to represent any Units. A Transfer of Units will include a transfer of the Capital Account that is attributable to such Units as of the effective date of such transfer determined in accordance with the operating agreement, and such will be determined on a proportionate basis if fewer than all of the Units owned by any Member are being transferred by such Member. Each Unit shall carry an incremental dollar amount established by the Manager for the sale of Interests that investors can purchase in order to become Members of the Company.

As of December 31, 2023, no units were issued by the Company.

4. DEBT

The Company has no debt as of December 31, 2023.

5. RELATED PARTY

There are no related party transactions.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through January 24, 2024, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

8.   GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. These matters raise substantial doubt about the Company's ability to continue as a going concern.

All expenses incurred by the Company for the formation, operation, or winding up of the Company, including but not limited to any expenses relating to or arising from the Company's election to be taxed as a corporation pursuant to the operating agreement, shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company. Further, any expenses incurred by the Company for its operations pursuant to its purpose identified in the operating agreement shall be paid solely by the Crowdfunding Issuer.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of planned development, which could harm the business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C

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accolades from industry-leading
establishments, launched an online
marketplace for cocktail enthusiasts,
brought high quality ready to drink
cocktails to the market, and more.





More Than Just Food & Beverage

We create award-winning cocktail bars and hotels with thriving food & beverage programs, but we don't stop there. We're also bringing the same impeccable experiences to additional businesses such as:

- Our online retail marketplace, Death & Co Market
- Canned cocktails
- Cocktail books and Media
- Education platforms
- And more

Each of these businesses help drive traffic to our core brick & mortar operations.

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Where We're Going

These projects promise to deliver the one-of-a-kind experiences we're
known for, all anchored by unparalleled hospitality and exceptional
cocktails.







Our expansion plan
includes captivating
destinations in Atlanta,
Seattle, and Nashville…

We're also bringing our
signature magic to an
iconic casino in the
heart of Las Vegas…

And a fully-funded
hotel project as part of
our Midnight Auteur
Hotels joint venture

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We Have The Ideal Growth Plan

The hospitality industry is often paved with hefty capital requirements, a roadblock that many companies struggle to overcome. We have identified the keys to growing quickly while giving customers the same exceptional experience they've enjoyed for nearly two decades.



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Legacy & Agility

Recognized among the top bars across the country, our legacy brand creates a solid foundation for our nimble approach to growth. Through initiatives like our Death & Co sub-brand, Close Company, and our expansion into hotels with Midnight Auteur, we're able to minimize build-out costs and maximize operating margins.

The demand for our brands is such that landlords are willing to subsidize 80% to 100% of total opening costs.*

Learn more about what makes our investment

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An Exceptional Community in an $11B Industry[1]

The cocktail bar market is projected to be an **$11B opportunity**. With **163 million Americans** dining and drinking out every week[2], we believe in the longevity of the hospitality industry, as anchored by our amazing community of enthusiasts – which continues to expand every year. And thanks to our **expanding IP portfolio,** we're convinced this is only the beginning of our growth.

Our Plans for 2024 & Beyond

1

Nashville

Our Nashville Close Company project is ready to roll, with a fully funded project budget,

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across America with our signature
offerings over many years. It starts
with three key projects lined up for
the next 12 months.

2 Atlanta

In Atlanta, we've
secured $400 per
square foot in Tenant
Improvement funds for
Close Company, our
Death & Co sub-brand.

3 Seattle

Our Seattle Death & Co
door is secured with a
$1.85M project budget
from the developer.

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2024

- Nashville – Close
  Company
- Atlanta – Close Company
- Las Vegas – Close
  Company



2025

- Seattle – Death & Co
- Savannah – Midnight
  Auteur
- Chicago – Death & Co
- Denver– Close Company
- Los Angeles – To be
  announced

We must overcome many risks in order to be successful. Without limitation these risks include, severe weather, fire, flood, pandemic, economic change, changes in the tastes of the consumer, changes in pricing from suppliers, changes in local real

See why our cocktail brand is paving the path for the future of hospitality.

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Investors who believe

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Kimberly Grant

Former Global Head of
Restaurants and Bars –
Four Seasons Hotels
and Resorts

Michael Doneff

VP, F&B Concept
Development, Four
Seasons Hotels and
Resorts

Willy Schlacks

CEO of
EquipmentShare

Awards

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2016, 2017, 2018, 2019	2017, 2019	The World's 50	2018	2019
The World's 50 Best	Esquire	Best	Punch	5280

 

Time – Based Perks

First 15 days

- 10% off at all Death & Co properties for life
- Priority reservations at all Death & Co properties

First 30 days

- Priority reservations at all Death & Co properties

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Amount – Based Perks



Tier 1

$2,500

- Priority reservations at all Death & Co properties

Tier 2

$5,000

- Tier 1 perks, plus D&C Book

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The Team Behind the Brand





CEO David Kaplan

With his long-standing experience in hospitality and successful establishment of Death & Co, David demonstrates a deep understanding of the industry and strategic growth.

COO Alex Day

Alex transitioned long ago from bartender to key operational leader, bringing hands-on creative experience and a focus on innovation and process improvement.

Join the Discussion



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FAQs

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

How much can I invest?

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

How do I calculate my net worth?

Gin & Luck is one of the industry leaders, the most recognized cocktail brand globally (based on Instagram following, book sales, and media impressions), and has a diversified business base and a uniquely progressive growth strategy. Investing in Gin & Luck offers a unique opportunity due to its proven track record in the thriving $8 billion cocktail bar industry in the US (and its innovative approach to expansion. The company, known for its flagship venue, Death & Co, has not only established a successful brand but has also become a cultural icon in the cocktail world. Their strategic expansion includes ventures like the new Close Company concept, a line of canned cocktails, and food & beverage driven hotel development and operations, demonstrating a forward-thinking and cost-effective growth strategy. The strength of their brand is further amplified by their award-winning books and robust online presence, highlighting their ability to engage a diverse community and build customer loyalty. Leadership is another strong suit, with a team of subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

Additionally, the diversification of their business model across different ventures provides multiple revenue streams, reducing investment risk and increasing growth potential. The involvement in real estate through their hotel ventures adds an extra layer of investment security and opportunities for capital appreciation. This blend of success, innovation, and strategic diversification makes Gin & Luck an appealing investment for those looking to tap into a dynamic and growing market.

What are the tax implications of an equity crowdfunding investment?

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

Who can invest in a Regulation CF Offering?

Individuals over 18 years of age can invest.

What do I need to know about early-stage investing? Are

How do I know Death & Co hasn't peaked?

They have a massive expansion plan underway, opening in new cities in 2024 and beyond and opening with new concepts and partnerships. Firstly, their expansion beyond their flagship brand to ventures like Close Company, canned cocktails, and hotel operations shows they are

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There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

massive. The US cocktail bar market alone is calculated to be $11B and Gin & Luck's established brand positions them to capitalize on this trend. Their proven ability to attract substantial developer investment for new projects indicates strong market confidence in their growth potential. Lastly, the company's plans for international expansion and entry into e-learning platforms for cocktail education help them continue to grow in an evolving market.

Why hasn't a bigger company done this already?

By building organically from the ground up, and starting in the early days of the cocktail renaissance, they were able to do what a bigger brand couldn't risk doing. Now they are the industry leaders with a long standing pedigree.

When will I get my investment back?

The Common Stock (the "Shares") of Death & Company (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As

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following scenarios. The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

Investing in startups is risky and there is no guarantee you will get a return on your investment. However, an exit opens up the opportunity where you could convert your shares into cash or a more liquid asset. Exits include going public, getting acquired by a larger company, or our company buying back shares. If the value of our company grows, then you have a higher potential of making a profit on your investment during one of these exits.

Can I sell my shares?

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.

Exceptions to limitations on selling shares during the one-year lockup period:

How long are you expecting the company to operate before needing another round?

12-18 months. All incremental funding is intended to be accretive on a price/share and enterprise value basis. Company's total funding goal is $5M for current phase of fundraising with only a portion coming from this offer.

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The company that issued the securities

• An accredited investor

• A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

What happens if a company does not reach their funding target?

If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

How can I learn more about a company's offering?

All available disclosure information can be found on the offering pages

When will I receive my shares?

Shares will be rewarded after the investment funds clear. This typically takes around 3 weeks after investment

Are there higher fees if you invest via credit card vs. ACH?

No, costs are the same, regardless of how you invest.

Will you be paying out dividends to investors?

No.

What if I change my mind about investing?

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email:

How do I keep up with how the company is doing?

At a minimum, the company will be filing with the SEC and posting on its website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above

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company.

What relationship does the company have with DealMaker Securities?

Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

What's your share price?

$1.81

What is the minimum investment size?



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What kind of shares are you issuing?

Series C-1 Preferred Stock

How much are you raising?

2,069,998.45

Death & Co | Gin & Luck

1. ibisworld
2. QSR Magazine

*These discounts are location specific and not applicable to all locations.

[Privacy Policy]

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their

WHY INVEST ROADMAP PERKS TEAM FAQ DISCUSSION **INVEST NOW**

Point Corporate Drive, Birmingham, AL 35242, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.

DealMaker Securities LLC does not make investment recommendations.DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.
DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing.
DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website contains forward-looking statements. These statements may include the words "believe", "expect", "anticipate", "intend", "plan", "estimate", "project", "will", "may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of Gin & Luck (the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this website speak only as of the date of the Company's accompanying Form C, and the Company expressly disclaims to the fullest extent permitted by law any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

Investor Relations:

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EXHIBIT D

Gin & Luck Inc. Second Amended and Restated Certificate of Incorporation

GIN & LUCK INC.

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Gin & Luck Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows:

1.   The name of this corporation is Gin & Luck Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on October 8, 2020 under the name Gin & Luck Inc. An Amended & Restated Certificate of Incorporation was filed on September 22, 2021.

2.   The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Amended and Restated Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

RESOLVED, that the Amended and Restated Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3.   Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Second Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4.   This Second Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Amended Certificate of Incorporation has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this _____ day of _____, 2024.

By:_____
David Kaplan, Chief Executive Officer

Exhibit A

GIN & LUCK INC.

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is Gin & Luck Inc. (the "***Corporation***").

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is 1013 Centre Road, Suite 403-B, in the City of Wilmington, County of New Castle, with a zip code of 19805. The name of its registered agent at such address is Vcorp Services, LLC.

ARTICLE III: DEFINITIONS.

As used in this Second Amended and Restated Certificate of Incorporation (the "***Certificate***"), the following terms have the meanings set forth below:

"***Board Composition***" means that for so long as at least 25% percent of the initially issued shares of Preferred Stock remain outstanding:

(a)   the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect four (4) director(s) of the Corporation; and

(b)   The holders of record of the shares of Preferred Stock, exclusively, and as a separate class shall be entitled to elect two (2) director(s) of the Corporation;

"***Series A Original Issue Price***" means $.8791 per share for the Series A Preferred Stock.

"***Series B Original Issue Price***" means $.9093 per share for the Series B Preferred Stock.

"***Series C-1 Original Issue Price***" means $1.81044 per share for the Series C-1 Preferred Stock.

"***Series C-2 Original Issue Price***" means $1.50260 per share for the Series C-2 Preferred Stock.

"***Requisite Holders***" means the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V: AUTHORIZED SHARES.

The total number of shares of all classes of stock that the Corporation has authority to issue is 54,186,287, consisting of (a) 38,000,000 shares of Common Stock, $0.0001 par value per share ("**Common Stock**") and (b) 16,186,287 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

The Common Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Certificate, (i) 33,906,778 shares of Common Stock are designated *Class A Common Stock*; (ii) 3,025,002 shares of Common Stock are designated *Class B Common Stock*; and (iii) 1,068,220 shares of Common Stock are designated *Class C Common Stock*.

The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Certificate, (i) 3,061,653 shares of Preferred Stock are designated "*Series A Preferred Stock*"; (ii) 6,598,482 shares of Preferred Stock are designated "*Series B Preferred Stock*"; (iii) 5,523,517 shares of Preferred Stock are designated "*Series C-1 Preferred Stock*"; and (iv) 754,095 shares of Preferred Stock are designated "*Series C-2 Preferred Stock*".

A.   **COMMON STOCK**

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

1.   <u>**General.**</u> The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Certificate.

2.   <u>**Voting.**</u>

2.1 <u>Class A Common Stock Voting</u>. The holders of the Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The holders of the Class A Common Stock shall vote together with the holders of the other classes of Common Stock as a single class on any matter presented to the stockholders of the Corporation for their action or consideration at a meeting of the of stockholders (and written actions in lieu of meetings). The number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

2.2 <u>Class B Common Stock Voting</u>. The holders of the Class B Common Stock are entitled to one vote for each share of Class B Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The holders of the Class B Common Stock shall vote together with the holders of the other classes of Common Stock as a single class on any matter presented to the stockholders of the Corporation for their action or consideration at a meeting of the of stockholders (and written actions in lieu of meetings). The number of authorized shares of Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

        2.3 <u>Class C Common Stock Voting</u>. The holders of the Class C Common Stock are entitled to one vote for each share of Class C Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The holders of the Class C Common Stock shall vote together with the holders of the other classes of Common Stock as a single class on any matter presented to the stockholders of the Corporation for their action or consideration at a meeting of the of stockholders (and written actions in lieu of meetings). The number of authorized shares of Class C Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

3.   **Conversion Rights**

        3.1   <u>Conversion of Class B Common Stock into Class A Common Stock</u>**.**

Upon the earlier of (i) closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (an "***IPO***") and a (ii) Deemed Liquidation Event (defined below), all shares of each series of Class B Common Stock held by a holder thereof shall automatically be converted into the following number of shares of Class A Common Stock:

$$A = B * ((MC - HA) \div (MC))$$

For purposes of the foregoing formula, the following definitions shall apply:

"A" means the number of shares of Class A Common Stock issuable upon conversion of shares of such series of Class B Common Stock.

"B" means number of shares of such series of Class B Common Stock held by such holder.

In the event of an IPO, "MC" means the Corporation's market capitalization immediately after giving effect to the IPO, which shall be equal to the product of (x) the offering price per share in the IPO, times (y) the aggregate number of outstanding shares of Common Stock immediately after giving effect to the IPO; and in the event of a Deemed Liquidation Event, "MC" means the transaction value of such Deemed Liquidation Event.

"HA" means the Hurdle Amount (as defined below) of the applicable series of Class B Common Stock.

Hurdle Amount. The Hurdle Amount of the Class B Common Stock is $13,000,000 (the "***Class B Common Stock Hurdle Amount***").

All holders of record of shares of Class B Common Stock shall be sent written notice of such mandatory conversion and the place and time designated for mandatory conversion (the "***Class B Common Conversion Time***") of all such shares of Class B Common Stock pursuant to this Section 3.1. Such notice need not be sent in advance of the occurrence of the IPO. Upon receipt of such notice, each holder of shares of Class B Common Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Class B Common Stock converted pursuant to this Section 3.1, will terminate at the Class B Common Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.1. As soon as practicable after the Class B Common Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Class B Common Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Class A Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay cash as provided in lieu of any fraction of a share of Class B Common Stock otherwise issuable upon such conversion. Such converted Class B Common Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Class B Common Stock accordingly. No fractional shares of Class A Common Stock shall be issued upon conversion of the Class B Common Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Class A Common Stock as determined in good faith by the Board of Directors of the Corporation (the "***Board***"). Any fractional share (and the amount of cash payable in lieu thereof) shall be determined on the basis of the total number of shares of Class B Common Stock the holder is at the time converting into Class A Common Stock and the aggregate number of shares of Class A Common Stock issuable upon such conversion.

3.2   <u>Conversion of Class C Common Stock into Class A Common Stock</u>**.**

Upon the earlier of (i) an IPO and a (ii) Deemed Liquidation Event (defined below), all shares of each series of Class C Common Stock held by a holder thereof shall automatically be converted into the following number of shares of Class A Common Stock:

$$A = B * ((MC - HA) \div (MC))$$

For purposes of the foregoing formula, the following definitions shall apply:

"A" means the number of shares of Class A Common Stock issuable upon conversion of shares of such series of Class C Common Stock.

"B" means number of shares of such series of Class C Common Stock held by such holder.

In the event of an IPO, "MC" means the Corporation's market capitalization immediately after giving effect to the IPO, which shall be equal to the product of (x) the offering price per share in the IPO, times (y) the aggregate number of outstanding shares of Common Stock immediately after giving effect to the IPO; and in the event of a Deemed Liquidation Event, "MC" means the transaction value of such Deemed Liquidation Event.

"HA" means the Hurdle Amount (as defined below) of the applicable series of Class C Common Stock.

Hurdle Amount. The Hurdle Amount of the Class C Common Stock is $16,090,928.00 (the "*Class C Common Stock Hurdle Amount*").

All holders of record of shares of Class C Common Stock shall be sent written notice of such mandatory conversion and the place and time designated for mandatory conversion (the "*Class C Common Conversion Time*") of all such shares of Class C Common Stock pursuant to this Section 3.2. Such notice need not be sent in advance of the occurrence of the IPO. Upon receipt of such notice, each holder of shares of Class C Common Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Class C Common Stock converted pursuant to this Section 3.2, will terminate at the Class C Common Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.2. As soon as practicable after the Class C Common Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Class C Common Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Class A Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay cash as provided in lieu of any fraction of a share of Class C Common Stock otherwise issuable upon such conversion. Such converted Class C Common Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Class C Common Stock accordingly. No fractional shares of Class A Common Stock shall be issued upon conversion of the Class C Common Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Class A Common Stock as determined in good faith by the Board. Any fractional share (and the amount of cash payable in lieu thereof) shall be determined on the basis of the total number of shares of Class C Common Stock the holder is at the time converting into Class A Common Stock and the aggregate number of shares of Class A Common Stock issuable upon such conversion.

3.3 <u>Dividends; Splits and Combinations</u>. If the Corporation shall declare, pay or set aside any dividends on any class or series of Common Stock (other than dividends on such class or series of Common Stock payable in shares of such class or series of Common Stock) the holders of each other class and series of Common Stock shall be entitled to receive the same per share dividend as that paid on such class or series of Common Stock. If the Corporation shall make or issue, or fix a record date for the determination of holders of any class or series of Common Stock entitled to receive, a dividend or other distribution payable on such class or series of Common Stock in additional shares of such class or series of Common Stock, then and in each such event the Corporation shall pay on each other class and series of Common Stock a dividend or distribution of an equal number of shares of such other class or series of Common Stock so that the proportion of outstanding shares of each class and series of Common Stock remains the same before and after giving effect to such dividend or distribution. If the Corporation shall at any time or from time to time effect a subdivision or combination of any class or series of Common Stock, each other class and series of Common Stock shall be proportionately subdivided or combined, as the case may be.

B. PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1. <u>Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales</u>.

1.1 <u>Preferential Payments to Holders of Preferred Stock</u>. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, (i) the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets of the Corporation available for distribution to its stockholders, an amount per share equal to the greater of (a) 1x the Series A Original Issue Price, plus the Series A Accruing Dividends and any other dividends declared but unpaid thereon, less the aggregate amount of dividends actually paid thereon prior to liquidation or (b) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "***Series A Liquidation Amount***"); (ii) the holders of shares of Series B Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets of the Corporation available for distribution to its stockholders, an amount per share equal to the greater of (a) 1x the Series B Original Issue Price, plus any dividends declared but unpaid thereon, less the aggregate amount of dividends actually paid thereon prior to liquidation or (b) such amount per share as would have been payable had all shares of Series B Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "*Series B Liquidation Amount*"); (iii) the holders of shares of Series C-1 Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets of the Corporation available for distribution to its stockholders, an amount per share equal to the greater of (a) 1x the Series C-1 Original Issue Price, plus any dividends declared but unpaid thereon, less the aggregate amount of dividends actually paid thereon prior to liquidation or (b) such amount per share as would have been payable had all shares of Series C-1 Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "*Series C-1 Liquidation Amount*"); and (iv) the holders of shares of Series C-2 Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets of the Corporation available for distribution to its stockholders, an amount per share equal to the greater of (a) 1x the Series C-2 Original Issue Price, plus any dividends declared but unpaid thereon, less the aggregate amount of dividends actually paid thereon prior to liquidation or (b) such amount per share as would have been payable had all shares of Series C-2 Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "*Series C-2 Liquidation Amount*"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the funds and assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Subsection 1.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock subject to Subsection 1.1, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all securities as if they had been converted to Common Stock pursuant to the terms of the Certificate immediately prior to such liquidation or winding up of the Corporation.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events is a "*Deemed Liquidation Event*" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of any outstanding convertible securities outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.4 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2.   **Voting.**

2.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

2.2 Voting Procedures.   Each holder of Preferred Stock (or, if converted or exchanged, such class of stock into which the Preferred Stock may be converted or exchanged) shall have seven (7) calendar days after receipt of notice (the "***Notice Period***") to vote on any action subject to a vote of the holder. If a holder of Preferred Stock fails to vote within the Notice Period, such failure will serve as authorization for the Board to vote such holder's shares in alignment with the majority of all voting Preferred Stock (or, if converted or exchanged, such class of stock into which the Preferred Stock may be converted or exchanged); provided, however, that if less than 33% of the Preferred Stock (or, if converted or exchanged, such class of stock into which the Preferred Stock may be converted or exchanged) have voted within the Notice Period, the Notice Period will be extended by a minimum of seven (7) calendar days up to a maximum of fourteen (14) calendar days until at least 33% of the Preferred Stock (or, if converted or exchanged, such class of stock into which the Preferred Stock may be converted or exchanged) have voted on such action, and if, after the Notice Period has been extended up to the maximum fourteen (14) calendar days, less than 33% of the Preferred Stock (or, if converted or exchanged, such class of stock into which the Preferred Stock may be converted or exchanged) have voted on such action, the Board shall be authorized to vote on such action on behalf of such shares that failed to vote in the Board's discretion.

2.3 Election of Directors.   The holders of record of the Corporation's capital stock are entitled to elect directors as described in the Board Composition.   Any director elected as provided in the preceding sentence may be removed without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders.   At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

2.4 Preferred Stock Protective Provisions.   At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) alter the rights, powers or privileges of the Preferred Stock set forth in the Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b)   increase or decrease the authorized number of shares of any class or series of capital stock;

(c)   authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d)   redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e)   declare or pay any dividend or otherwise make a distribution to holders of Common Stock (other than dividends or distributions payable on the Common Stock solely in the form of additional shares of Common Stock);

(f)   increase or decrease the number of directors of the Corporation;

(g)   liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.4.

3.   Conversion. The holders of the Preferred Stock have the following conversion rights (the "***Conversion Rights***"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Class A Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Class A Common Stock, is subject to adjustment as provided in this Certificate.

3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2 Fractional Shares. No fractional shares of Class A Common Stock will be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Class A Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Class A Common Stock and the aggregate number of shares of Class A Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Class A Common Stock, if the shares are certificated, a holder of Preferred Stock shall surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "*Contingency Event*"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Class A Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "*Conversion Time*"), and the shares of Class A Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Class A Common Stock issuable upon the conversion in accordance with the provisions of this Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Class A Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Class A Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Class A Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Class A Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Class A Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Class A Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as provided in this Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Class A Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Class A Common Stock delivered upon conversion.

3.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Class A Common Stock upon conversion of Preferred Stock pursuant to this Section 3. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Class A Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

3.4 Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effects a subdivision of the outstanding Class A Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Class A Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Class A Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Class A Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Class A Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Class A Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Class A Common Stock entitled to receive, a dividend or other distribution payable on the Class A Common Stock in additional shares of Class A Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a)   the numerator of which is the total number of shares of Class A Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b)   the denominator of which is the total number of shares of Class A Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Class A Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Class A Common Stock in a number equal to the number of shares of Class A Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Class A Common Stock on the date of the event.

3.6 Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall makes or issues, or fixes a record date for the determination of holders of Class A Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Class A Common Stock in respect of outstanding shares of Class A Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Class A Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Class A Common Stock on the date of such event.

3.7 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Class A Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Class A Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8 Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Class A Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of

Preferred Stock will thereafter be convertible, in lieu of the Class A Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Class A Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10 Mandatory Conversion. Upon either (a) an IPO or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11 Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. **Dividends.** From and after the date of the issuance of any shares of Series A Preferred Stock, dividends at the rate per annum of $.070328 per share shall accrue on such shares of Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock) (the "*Series A Accruing Dividends*"), provided that the Series A Accruing Dividend will be calculated as if the date of issuance for the Series A Preferred Stock was the date on which the security which was converted into the Series A Preferred Stock was issued. Series A Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative; provided, however, that except as set forth in the following sentence of this Section 4, such Series A Accruing Dividends shall be payable only when, as, and if declared by the Board and the Corporation shall be under no obligation to pay such Series A Accruing Dividends, except as otherwise set forth herein. Holders of Series B Preferred Stock, Series C-1 Preferred Stock, and Series C-2 Preferred Stock shall receive dividends when declared by the Board.

5. **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. **Waiver.** Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. **Notice of Record Date.** In the event:

(a)   the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b)   of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

9.   Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.


ARTICLE VI: PREEMPTIVE RIGHTS.


No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.


ARTICLE VII: STOCK REPURCHASES.


In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors, or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock of the Corporation.

ARTICLE VIII: BYLAW PROVISIONS.

A.   AMENDMENT OF BYLAWS. Subject to any additional vote required by this Certificate or bylaws of the Corporation (the "*Bylaws*"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B.   NUMBER OF DIRECTORS. Subject to any additional vote required by this Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C.   BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D.   MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX: DIRECTOR LIABILITY.

A.   LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B.   INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C.   MODIFICATION. Any amendment, repeal, or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "***Excluded Opportunity***" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "***Covered Person***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

<p style="text-align:center">*   *   *   *   *</p>

EXHIBIT E

Gin & Luck CF SPV LLC Operating Agreement

LIMITED LIABILITY COMPANY AGREEMENT

OF

GIN & LUCK CF SPV LLC

This LIMITED LIABILITY COMPANY AGREEMENT (the "**Agreement**") of Gin & Luck CF SPV LLC, a Delaware limited liability company (the "**Company**") is entered into as of January 24, 2024, by and among the Company, Gin & Luck Inc., a Delaware corporation (the "**Manager**"), and any Person who, after the date hereof, becomes a Member in accordance with the terms of this Agreement (each a "**Member**" and together, the "**Members**"). Capitalized terms used herein without definition shall have the respective meanings ascribed to them in Article X.

WHEREAS, the Company was formed to serve as a "crowdfunding vehicle" as that term is defined in Rule 3a-9 under the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), which provides that the Company must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act of 1933, as amended (the "**Securities Act**").

WHEREAS, the Company will undertake the limited purpose of acquiring, holding, and disposing of shares of Series C-1 preferred stock issued by Gin & Luck Inc., a Delaware corporation (the "**Crowdfunding Issuer**"), which will also serve as the Manager of the Company.

WHEREAS, it is the intent of the Company to issue units of Series C-1 preferred membership interest that maintain a one-to-one relationship between the number, denomination, type and rights of the Securities issued by the Crowdfunding Issuer to the Company pursuant to Regulation Crowdfunding.

NOW THEREFORE, the Company, its Manager, and the Members agree as follows:

ARTICLE I – ORGANIZATIONAL MATTERS

Section 1.01   Name. The name of the Company is Gin & Luck CF SPV LLC.

Section 1.02   Principal Office. The principal office of the Company is located at 3756 W. Avenue 40, Suite K #278, Los Angeles, CA 90065 or such other location as may from time to time be determined by the Manager. The Manager shall give prompt notice of any such change to each of the Members.

Section 1.03   Registered Office; Registered Agent. The registered office of the Company and the registered agent for service of process on the Company in the State of Delaware shall be that office and Person named in the Certificate of Formation or such other office (which need not be a place of business of the Company) or such other Person or Persons as the Manager may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

Section 1.04   Purpose; Powers.

(a)   The purpose of the Company is to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, specifically, to undertake the acquiring, holding, and disposing of the Securities (as defined in Article X herein) issued by the Crowdfunding Issuer and to engage in any and all activities necessary or incidental thereto.

1

(b)   If there is any uncertainty regarding the interpretation of any provision of this Agreement, the uncertainty shall be resolved in favor of maintaining the Company's status as a "crowdfunding vehicle."

Section 1.05   Term. The term of the Company commenced on the date and time the Certificate of Formation was filed with the Secretary of State of the State of Delaware and shall continue in existence perpetually or until any earlier date when the Company is terminated in accordance with the provisions of this Agreement or as provided by law.

Section 1.06   Fiscal Year. The Company's fiscal year shall be the same as that of the Crowdfunding Issuer.

Section 1.07   Reimbursement and Payment of Expenses. All expenses incurred by the Company for the formation, operation, or winding up of the Company, including but not limited to any expenses relating to or arising from the Company's election to be taxed as a corporation pursuant to Section 8.02 herein, shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company. Further, any expenses incurred by the Company for its operations pursuant to its purpose identified in Section 1.04 shall be paid solely by the Crowdfunding Issuer.

ARTICLE II – MEMBERS

Section 2.01   Members. The names, mailing addresses, and Interests of the Members are set out in Schedule I attached hereto (the "**Members Schedule**"). The Manager shall maintain and update the Members Schedule upon the issuance or Transfer of any Interests to any new or existing Member in accordance with this Agreement. The Manager may also engage a registered transfer agent to maintain the Members Schedule. Members may only be natural persons.

Section 2.02   Capital Contributions; No Withdrawals.

(a)   The Members shall have contributed to the Company the amounts, in the form of cash, property, services, or a promissory note, or other obligation (as such amounts may be amended herein from time to time, the "**Capital Contributions**") set out in the Members Schedule. No Member is required to make additional Capital Contributions to the Company, and no Member may make an additional Capital Contribution to the Company without the approval of the Manager. The Manager may withhold such approval in its sole and absolute discretion.

(b)   No Member shall be entitled to withdraw any part of a Capital Contribution or to receive any distribution from the Company, except as otherwise provided in this Agreement.

Section 2.03   Failure to Contribute Required Capital. If, after agreeing to make a Capital Contribution with the Company pursuant to Section 2.02(a), a Member fails to timely provide the Capital Contribution by the time agreed upon, the Company may take such action as it deems necessary, including instituting a court proceeding to obtain payment, canceling the delinquent Member's Interest allocated to the Member for the Capital Contribution, or exercising any other right or remedy available at law or equity.

Section 2.04   Admission of Additional Members.

(a)   Additional Members may be admitted upon (i) the Crowdfunding Issuer selling additional securities of the same class or rights as when Members were first admitted to the Company, or (ii) a Transfer of Interests, subject to compliance with the provisions of Article VI, and in either case, following compliance with the provisions of Section 2.04(b).

(b)   In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance of additional securities of the same class or rights as when the Members were first admitted to the Company or a Transfer (including a Permitted Transfer) of Interests, such Person shall have executed and delivered to the Company a written undertaking accepting the terms of this Agreement. Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Interests, such Person shall be admitted as a Member, shall be a party hereto, shall be deemed listed as such on the books and records of the Company, and thereupon shall be issued his, her, or its Interests.

Section 2.05   No Withdrawal; Death of Member.

(a)   So long as a Member continues to hold any Interest, such Member shall not have the ability to withdraw as a Member prior to the dissolution and winding up of the Company and any such withdrawal or attempted withdrawal by a Member prior to the dissolution and winding up of the Company shall be null and void. As soon as any Member ceases to hold any Interests, such Person shall no longer be a Member. A Member shall not cease to be a Member as a result of the bankruptcy of such Member or as a result of any other events specified in the Delaware Act.

(b)   The death of any Member shall not cause the dissolution of the Company. In such event, the Company and its business shall be continued by the remaining Member or Members and the Interests owned by the deceased Member shall be automatically Transferred to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries, as applicable, as Permitted Transferees; provided, that any such Permitted Transferee shall be admitted as a Member only upon compliance with the provisions of Section 2.04(b).

Section 2.06   Certification of Interests.

(a)   The Company may, but shall not be required to, issue certificates evidencing Interests in the Company.

(b)   Interests shall be reflected in the books and records of the Company as Units.

(c)   If the Manager shall issue certificates representing Interests in accordance with Section 2.06(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Interests shall bear a legend substantially in the following form:

THE INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE SECURITY INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING PROMULTATED THEREUNDER. THE TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION IS LIMITED BY SUCH LAW AND REGULATION.

Section 2.07   Meetings.

(a)   To the extent the Securities, and thus the Interests, the Delaware Act or other Applicable Law, provide the right to vote or require approval of the holders of the Interests, meetings of the Members may be called by the Manager.

(b)   Written notice stating the place, electronic access information, date, and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes for which the meeting is called, shall be delivered not fewer than ten (10) days and not more than thirty (30) days before the date of the meeting to each Member, by or at the direction of the Manager or the Member(s) calling the meeting, as the case may be. The Members may hold meetings at the Company's principal office or at such other place, or by electronic means as the Manager or the Member(s) calling the meeting may designate in the notice for such meeting. To the extent possible, the Manager shall give Members the same notice as provided for in the Crowdfunding Issuer's constitutive documents.

(c)   Any Member may participate in a meeting of the Members by means of telephone or other electronic communications equipment by means of which all Persons participating in the meeting hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d)   On any matter that is to be voted on by the Members, a Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by the Delaware Act or Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; provided, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e)   The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include other business to be conducted by the Members; provided, that the Members shall have been notified of the meeting in accordance with Section 2.08(b). Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(f)   Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of quorum, a quorum of any meeting of the Members shall require the presence, whether in person or by proxy, of the Members holding a majority of the Interests. Subject to Section 2.08, no action may be taken by the Members unless the appropriate quorum is present at a meeting.

(g)   Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of voting, subject to Section 2.08, Section 3.02, and Section 11.09, and any other provision of this Agreement, the Delaware Act or other Applicable Law requiring the vote, consent, or approval of a different percentage of the Interests, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members holding a majority of the Interests.

Section 2.08   Action Without Meeting. Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of action without meeting, notwithstanding the provisions of Section 2.07, any matter that is to be voted on, consented to, or approved by Members may be taken without a meeting, without prior notice, and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than a minimum number of votes that would be necessary to authorize or take such action at a meeting at which each Member entitled to vote on the action is present and votes on such matter. A record shall be maintained by the Manager of each such action taken by written consent of a Member or Members.

ARTICLE III – MANAGEMENT

Section 3.01   <u>Management of the Company</u>. Subject to the provisions of Section 3.02, and except as otherwise provided by the Delaware Act, the business, property, and affairs of the Company shall be managed by the Manager. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a duly adopted resolution expressly authorizing such action.

Section 3.02   <u>Actions Requiring Approval of Members</u>.

(a)   The Manager shall not have the authority to, and hereby covenants and agrees that it shall not make or perform any of the following actions, without first having obtained the affirmative vote of a majority of the Interests:

(i)   Amend, modify, or waive any provisions of the Certificate of Formation or this Agreement; *provided* that the Manager may, without the written approval of the Members, amend the Members Schedule following any new issuance, redemption, repurchase, or Transfer of Interests in accordance with this Agreement, and may, without the written approval of the Members, amend this Agreement as necessary in order to maintain the Company's status as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act.

(ii)   Issue additional Interests or other securities, except in connection with a Transfer of Interests that complies with the applicable provisions of Article VI and Section 2.04(b) or admit additional Members to the Company.

(iii)   Dissolve, wind up, or liquidate the Company or initiate a bankruptcy proceeding involving the Company; provided that written approval of the Members shall be required when such dissolution, winding up, or liquidation occurs under the terms of the Securities or Interests.

(iv)   Vote the Securities, to the extent the Securities, and thus the Interests, provide the right to vote or require approval of the holders of the Interests.

(v)   Assert any rights under the Delaware Act or Applicable Law the Company may have as a holder of the Securities.

(b)   Notwithstanding anything contained in Section 3.02(a), the Manager shall have the authority to take all actions necessary without the written approval of the Members in order to maintain the Company's status as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act.

Section 3.03   <u>Prohibited Actions</u>. The Manager is prohibited from having the Company take the following actions, or any other action which would result in the Company violating the conditions required to be a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, except for transactions with the Crowdfunding Issuer pursuant to Regulation Crowdfunding. Such prohibited actions include, but are not limited to:

(a)   Incurring any indebtedness, pledge or granting liens on any assets, or guarantee, assume, endorse, or otherwise become responsible for the obligations of any other Person.

(b) Making any loan or advance to, or a Capital Contribution or investment in, any Person.

(c) Entering into or effecting any transaction or series of related transactions involving the purchase, lease, license, exchange, or other acquisition (including by merger, consolidation, sale of stock, or acquisition of assets) by the Company of any assets and/or equity interests other than the Securities.

(d) Entering into or effect any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of any assets and/or equity interests other than the Securities.

Section 3.04 Officers. The Manager may appoint one or more individuals as officers of the Company (the "**Officers**") as the Manager deems necessary or desirable to carry on the business of the Company and may delegate to such Officers such power and authority as the Manager deems advisable. An Officer is not required to be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Manager or until his or her earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Manager. Any Officer may be removed by the Manager at any time, with or without cause. A vacancy in any office occurring because of death, resignation, removal, or otherwise may, but need not, be filled by the Manager.

Section 3.05 Replacement and Resignation of Manager. The Manager may be removed at any time, with or without cause, by the Members holding a majority of the Interests. The Manager may resign at any time by delivering a written resignation to the Company, which resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of a particular event. Following the Manager's removal or resignation, a successor Manager shall be elected by the affirmative vote of the Members holding a majority of the Interests. The removal of the Manager shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of such Member from the Company.

Section 3.06 Votes. Any vote required pursuant to this Article III may be made in accordance with Section 2.07 or Section 2.08.

ARTICLE IV – ALLOCATIONS

Section 4.01 Allocation of Profits and Losses. All items of income, gain, loss deduction, and credit incurred or accrued by the Company shall be allocated among the Members pro rata in accordance with their respective Interests.

ARTICLE V – DISTRIBUTIONS

Section 5.01 Distributions.

(a) In the event that any distributable cash or other assets are received by the Company from the Crowdfunding Issuer pursuant to the terms of the Securities, the Manager shall make such distributions promptly to the holders of the Interests on a one-to-one basis as if the holders of the Interests held the Securities directly. The Manager may instruct the Crowdfunding Issuer to make such distribution directly to the holders of the Interests.

(b) Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate the Delaware Act or other Applicable Law.

ARTICLE VI – TRANSFERS

Section 6.01   General Restrictions on Transfer.

(a)   No Member shall Transfer all or any portion of its Interests in the Company, except with the written consent of the Manager (a "**Permitted Transfer**"). No Transfer of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 2.04 hereof (a "**Permitted Transferee**").

(b)   Notwithstanding any other provision of this Agreement (including Section 6.02), each Member agrees that it will not Transfer all or any portion of its Interest in the Company, and the Company agrees that it shall not issue any Interests:

(i)   except as permitted under the Securities Act and other Applicable Law;

(ii)   if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iii)   if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act or would otherwise result in the Company violating the conditions required to be a "crowdfunding vehicle," and thus not an investment company, pursuant to Rule 3a-9 under the Investment Company Act, as amended; or

(iv)   if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

(c)   Any Transfer or attempted Transfer of any Interest in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue to be treated) as the owner of such Interest for all purposes of this Agreement.

(d)   Except as provided in Section 2.04(b), no Transfer (including a Permitted Transfer) of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 2.04(b) hereof.

(e)   For the avoidance of doubt, any Transfer of an Interest permitted by this Agreement shall be deemed a sale, transfer, assignment, or other disposal of such Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits described in the definition of the term "Interest," unless otherwise explicitly agreed to by the parties to such Transfer.

Section 6.02   Further Restrictions on Transfer.

(a)   During the one-year period beginning on the date on which it acquired the Interest, a Member may not transfer such Interest except:

(i)   To the Crowdfunding Issuer;

(ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii)   As part of an offering registered under the Securities Act; or

(iv)   To a member of the Interest holder's family or the equivalent, to a trust controlled by the Interest holder, to a trust created for the benefit of a member of the family of the Interest holder or equivalent, or in connection with the death or divorce of the Interest holder or other similar circumstance.

ARTICLE VII – NO PERSONAL LIABILITY AND INDEMNIFICATION

Section 7.01   No Personal Liability: Members; Manager.

(a)   Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

(b)   Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, the Manager will not be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

Section 7.02   Indemnification.

(a)   To the fullest extent permitted under the Delaware Act, any Covered Person (as defined in section (c) below) shall be entitled to indemnification and reimbursement of expenses by the Crowdfunding Issuer for and against any loss, damage, claim, or expense (including attorneys' fees) (collectively, "**Losses**") whatsoever incurred by the Covered Person relating to or arising out of any act or omission or alleged acts or omissions (whether or not constituting negligence) performed or omitted by any Covered Person on behalf of the Company; provided, however, that (i) any indemnity under this Section 7.02 shall be provided by the Crowdfunding Issuer, and neither any Member or any other Person shall have any personal liability to contribute to such indemnity by the Crowdfunding Issuer; (ii) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful; and (iii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction.

(b)   Upon receipt by the Company of a written undertaking by or on behalf of the Covered Person to repay such amounts if it is finally judicially determined that the Covered Person is not entitled to indemnification under this Section 7.02, the Crowdfunding Issuer shall advance, to the extent reasonably required, each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.02.

(c)   For purposes of this Section 7.02, "**Covered Person**" means (i) each Member of the Company; (ii) each Manager and Officer of the Company; and (iii) each officer, director, shareholder, partner, manager, member, Affiliate, employee, agent, or representative of each Member and of each Manager.

ARTICLE VIII – REPORTS, ACCOUNTING, AND TAX MATTERS

Section 8.01   Inspection Rights. Upon reasonable notice from a Member, the Company shall afford the Member access during normal business hours to the corporate, financial, and similar records, reports, and documents of the Company, and shall permit the Member to examine such documents and make copies thereof. Further, upon reasonable notice from a Member, the Manager shall make available the same such information of the Crowdfunding Issuer, with each Member acknowledging that the Company is subject to the provisions of the constitutive documents of the Crowdfunding Issuer and any documents or agreements as the Company may be required to execute in its acquisition of the Securities.

Section 8.02   Income Tax Status. It is the intent of the Company and the Members that the Company shall be treated as a corporation for U.S., federal, state, and local income tax purposes. The Manager, in its sole and absolute discretion may make an election for the Company to be classified as other than a corporation pursuant to Treasury Regulation Section 301.7701-3.

Section 8.03   Company Funds. All funds of the Company shall be deposited in its name, or in such name as may be designated by the Manager, in such checking, savings or other accounts, or held in its name in the form of such other investments as shall be designated by the Manager. The funds of the Company shall not be commingled with the funds of any other Person. All withdrawals of such deposits or liquidations of such investments by the Company shall be made exclusively upon the signature or signatures of the Manager, or such Officer or Officers as the Manager may designate.

Section 8.04   Reports under Regulation Crowdfunding.

(a)   The Manager shall provide all information necessary to the Crowdfunding Issuer for the Crowdfunding Issuer to make such ongoing reports as required by Regulation Crowdfunding.

(b)   The Manager will cause the prompt distribution of any disclosure, and ongoing reports prepared by the Crowdfunding Issuer as soon as such disclosures and ongoing reports are completed by the Crowdfunding Issuer.

ARTICLE IX – DISSOLUTION AND LIQUIDATION

9.01   Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a)   An election to dissolve the Company made by holders of a majority of the Interests;

(b)   The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all of the assets of the Crowdfunding Issuer;

(c)   Declaration of effectiveness of a registration statement covering the Securities under the Securities Act or the Securities Exchange Act of 1934, as amended, by the Crowdfunding Issuer; or

(d)   The entry of a decree of judicial dissolution under the Delaware Act.

Section 9.02   Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 9.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 9.03, and the Certificate of Formation shall have been cancelled as provided in Section 9.04.

Section 9.03   Liquidation. If the Company is dissolved pursuant to Section 9.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

(a)   The Manager, or another Person selected by the Manager, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to distribute, sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner, in compliance with rules and regulations applicable to a "crowdfunding vehicle."

(b)   As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made of the Company's Securities, assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c)   The Liquidator shall transfer ownership of the Securities to the Interest holders.

(d)   The Liquidator shall then liquidate the assets of the Company, if any, and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law, and with any amounts to be paid to creditors to be paid by the Crowdfunding Issuer:

(i)   First, to the payment of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii)   Second, to the establishment of and additions to reserves that are determined by the Manager to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii)   Third, to the Members, on a pro rata basis, in accordance with the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments for the taxable year of the Company during which the liquidation of the Company occurs.

Section 9.04   Required Filings. Upon completion of the winding up of the Company, the Liquidator shall make all necessary filings required by the Delaware Act.

ARTICLE X – Definitions

Section 10.01   Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 10.01:

(a)   "**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person. For purposes of this definition, "**control**" when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract, or otherwise; and the terms "**controlling**" and "**controlled**" shall have correlative meanings.

(b)   "**Applicable Law**" means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (ii) any consents or approvals of any Governmental Authority; and (iii) any orders, decisions, advisory, or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

(c)   "**Capital Account**" of a Member means the amount of the capital interest of a Member in the Company consisting of that Member's original Capital Contribution, as (i) increased by any additional Capital Contributions and by that Member's share of the Company Profits, and (ii) decreased by any distribution to that Member pursuant to Section 5.01 and by that Member's share of the Company's Losses.

(d) "**Certificate of Formation**" means the certificate of formation filed with the Delaware Secretary of State on December 11, 2023.

(e) "**Code**" means the Internal Revenue Code of 1986, as amended.

(f) "**Delaware Act**" means the Delaware Limited Liability Company Act and any successor statute, as it may be amended from time to time.

(g) "**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

(h) "**Fiscal Year**" means the calendar year, unless the Company is required or elects to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

(i) "**Governmental Authority**" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

(j) "**Interest**" means a unit of Series C-1 preferred membership interest in the Company owned by a Member, including such Member's rights to (i) receive a distributive share of Company assets and items of Company income, gain, loss, and deduction; (ii) vote, consent, or participate in any Member decisions provided in this Agreement and the Delaware Act; and (iii) receive any and all other benefits due to a Member under this Agreement and the Delaware Act.

(k) "**Lien**" means any mortgage, pledge, security interest, option, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

(l) "**Loss**" means, for any given tax year, the Company's loss for such tax year, as determined in accordance with accounting principles appropriate to the Company's method of accounting and consistently applied.

(m) "**Manager**" means, initially, Gin & Luck Inc., a Delaware corporation, or such other Member as may be designated or become the Manager pursuant to the terms of this Agreement.

(n) "**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

(o) "**Profit**" means, with respect to any given tax year, the Company's income for such tax year, as determined in accordance with accounting principles appropriate for the Company's method of accounting and consistently applied.

(p) "**Securities**" means the shares of Series C-1 Preferred Stock of the Crowdfunding Issuer issued in a Regulation Crowdfunding offering.

(q)   "**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

(r)   "**Transfer**" means to sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Interests or any interest (including a beneficial interest) therein. "**Transfer**" when used as a noun shall have a correlative meaning.

(s)   "**Transferor**" and "**Transferee**" mean a Person who makes or receives a Transfer, respectively. Notwithstanding anything contained herein to the contrary, a Transferee and Transferor shall not have the rights of a Member, other than the right to receive distributions as set forth herein.

(t)   "**Treasury Regulation**" means the income tax regulations promulgated under the Code, as modified and supplemented or superseded. Where a specific Treasury Regulation is referenced, the reference extends to any successor regulation of similar scope, whether or not denominated by the same section number or heading.

(u)   "**Units**" shall be the measure by which each Member's Interest is determined. The Company is not obligated to issue certificates to represent any Units. A Transfer of Units will include a transfer of the Capital Account that is attributable to such Units as of the effective date of such transfer determined in accordance with Section 6.01, and such will be determined on a proportionate basis if fewer than all of the Units owned by any Member are being transferred by such Member. Each Unit shall carry an incremental dollar amount established by the Manager for the sale of Interests that investors can purchase in order to become Members of the Company.

ARTICLE XI – MISCELLANEOUS

Section 11.01   Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any jurisdiction).

Section 11.02   Submission to Jurisdiction. The parties hereby agree that any suit, action, or proceeding based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, shall be brought in the federal courts of the United States of America or the courts of the State of Delaware. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding.

Section 11.03   Waiver of Jury Trial. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.04   Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. Nothing contained in this Section 11.04 shall diminish the waiver described in Section 11.03.

Section 11.05   Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given:

(a)   when delivered by hand;

(b)   when received by the addressee if sent by a nationally recognized overnight courier;

(c)   on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or

(d)   on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

Such communications must be sent to the respective parties at the following addresses (or at such other addresses for a party as shall be specified in a notice given in accordance with this Section 11.05):

If to the Company:	c/o Gin & Luck CF SPV LLC 3756 W. Avenue 40, Suite K #278, Los Angeles, CA 90065 Email: d.kaplan@ginandluck.com Attention: David Kaplan
If to the Manager:	c/o Gin & Luck Inc. 3756 W. Avenue 40, Suite K #278, Los Angeles, CA 90065 Email: d.kaplan@ginandluck.com Attention: David Kaplan
If to a Member:	To the Member's respective mailing address as set forth on the Members Schedule.

Section 11.06   Remedies. In the event of any actual or prospective breach or default by any party, the other parties shall be entitled to equitable relief, including remedies in the nature of injunction and specific performance, awarded by a court of competent jurisdiction (without being required to post a bond or other security or to establish any actual damages). In this regard, the parties acknowledge and agree that they will be irreparably damaged in the event this Agreement is not specifically enforced, since (among other things) the Interests are not readily marketable. All remedies hereunder are cumulative and not exclusive, may be exercised concurrently, and nothing herein shall be deemed to prohibit or limit any party from pursuing any other remedy or relief available at law or in equity for any actual or prospective breach or default, including recovery of damages. In addition, the parties hereby waive and renounce any defense to such equitable relief that an adequate remedy at law may exist.

Section 11.07   Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 11.08   Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and assigns.

Section 11.09   Amendment. No provision of this Agreement may be amended or modified except by an instrument in writing executed by Members holding a majority of the Interests. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, amendments to this Agreement in accordance with Section 3.02(a)(i) and 3.02(b) may be made solely by the Manager.

Section 11.10   Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

Section 11.11   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.

Section 11.12   Entire Agreement. This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

Section 11.13   No Third-Party Beneficiaries. Except as provided in Article VII, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:

GIN & LUCK CF SPV LLC

By: Gin & Luck Inc., a Delaware corporation,
Its Manager

By: /s/ David Kaplan
Name: David Kaplan
Title: Chief Executive Officer of Gin & Luck Inc.

MANAGER:

Gin & Luck Inc., a Delaware corporation

By: /s/ David Kaplan
Name: David Kaplan
Title: Chief Executive Officer of Gin & Luck Inc.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date written below.

MEMBER:

By:_____

Name: _____

Address: _____

Email:_____

Capital Contribution: _____

SCHEDULE I

MEMBERS SCHEDULE

Entity Name	Capital Contribution	Interests/Units

*DUPLICATE THIS PAGE IF NECESSARY

EXHIBIT F

Gin & Luck Inc. Bylaws

BYLAWS

OF

GIN & LUCK INC.

TABLE OF CONTENTS

ARTICLE 1
OFFICES

ARTICLE 2
STOCKHOLDERS

ARTICLE 3
DIRECTORS

ARTICLE 4
OFFICERS

ARTICLE 5
CAPITAL STOCK

ARTICLE 6
GENERAL PROVISIONS

ARTICLE 7
AMENDMENTS

ARTICLE 1
OFFICES

Section 1.1   Offices.

GIN & LUCK Inc. (hereinafter called the "**Corporation**") may have offices at such places, both within and without the State of Delaware, as the board of directors of the Corporation (the "**Board of Directors**") from time to time shall determine or the business of the Corporation may require.

Section 1.2   Books and Records.

Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be maintained on any information storage device or method; provided that the records so kept can be converted into clearly legible paper form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to applicable law.

ARTICLE 2
STOCKHOLDERS

Section 2.1   Place of Meetings.

All meetings of stockholders shall be held at such place as may be designated from time to time by the Board of Directors, the President or, if not so designated, at the principal office of the Corporation. The Board of Directors may, in its sole discretion, determine that a meeting shall not be held at any place, but may instead be held solely by means of remote communication in a manner consistent with the General Corporation Law of the State of Delaware.

Section 2.2   Annual Meeting.

Unless directors are elected by consent in lieu of an annual meeting, the annual meeting of stockholders for the election of directors and for the transaction of such other business as may properly be brought before the meeting shall be held on a date and at a time designated by the Board of Directors or the President (which date shall not be a legal holiday in the place where the meeting is to be held). If no annual meeting is held in accordance with the foregoing provisions, a special meeting may be held in lieu of the annual meeting, and any action taken at that special meeting shall have the same effect as if it had been taken at the annual meeting, and in such case all references in these Bylaws to the annual meeting of the stockholders shall be deemed to refer to such special meeting.

Section 2.3   Special Meetings.

Special meetings of stockholders for any purpose or purposes may be called at any time by the Board of Directors or the President, but such special meetings may not be called by any other person or persons. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

Section 2.4   Notice of Meetings.

Except as otherwise provided by law, notice of each meeting of stockholders, whether annual or special, shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. Without limiting the manner by which notice otherwise may be given to stockholders, any notice shall be effective if given by a form of electronic transmission consented to (in a manner consistent with the General Corporation Law of the State of Delaware) by the stockholder to whom the notice is given. The notices of all meetings shall state the place, if any, date and time of the meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting. The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called. If notice is given by mail, such notice shall be deemed given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the Corporation. If notice is given by electronic transmission, such notice shall be deemed given at the time specified in Section 232 of the General Corporation Law of the State of Delaware.

Section 2.5   Voting List.

The Secretary shall prepare, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder (which list may, in the Secretary's sole discretion, be the Corporation's stock register). Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

Section 2.6   Quorum.

Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, the holders of a majority of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote at the meeting, present in person, present by means of remote communication in a manner, if any, authorized by the Board of Directors in its sole discretion or represented by proxy, shall constitute a quorum for the transaction of business. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum.

Section 2.7   Adjournments.

Any meeting of stockholders may be adjourned from time to time to any other time and to any other place at which a meeting of stockholders may be held under these Bylaws by the stockholders present or represented at the meeting and entitled to vote, although less than a quorum, or, if no stockholder is present, by any officer entitled to preside at or to act as secretary of such meeting. It shall not be necessary to notify any stockholder of any adjournment of less than 30 days if the time and place, if any, of the adjourned meeting, and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting, are announced at the meeting at which adjournment is taken, unless after the adjournment a new record date is fixed for the adjourned meeting. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting.

Section 2.8   Voting and Proxies.

Each stockholder shall have one vote for each share of stock entitled to vote held of record by such stockholder and a proportionate vote for each fractional share so held, unless otherwise provided by law or the Certificate of Incorporation. Each stockholder of record entitled to vote at a meeting of stockholders, or to express consent or dissent to corporate action without a meeting, may vote or express such consent or dissent in person (including by means of remote communications, if any, by which stockholders may be deemed to be present in person and vote at such meeting) or may authorize another person or persons to vote or act for such stockholder by a proxy executed or transmitted in a manner permitted by the General Corporation Law of the State of Delaware by the stockholder or such stockholder's authorized agent and delivered (including by electronic transmission) to the Secretary of the Corporation. No such proxy shall be voted or acted upon after three years from the date of its execution, unless the proxy expressly provides for a longer period.

Section 2.9   Action at Meeting.

When a quorum is present at any meeting, any matter other than the election of directors to be voted upon by the stockholders at such meeting shall be decided by the affirmative vote of the holders of shares of stock having a majority of the votes cast by the holders of all of the shares of stock present or represented and voting on such matter (or if there are two or more classes of stock entitled to vote as separate classes, then in the case of each such class, the holders of a majority of the stock of that class present or represented and voting on such matter), except when a different vote is required by law, the Certificate of Incorporation or these Bylaws. When a quorum is present at any meeting, any election by stockholders of directors shall be determined by a plurality of the votes cast on the election.

Section 2.10   Conduct of Meetings.

(1)   <u>Chairman of Meeting</u>. Meetings of stockholders shall be presided over by the President, or in the President's absence by the Secretary, or in the absence of the foregoing persons by a chairman designated by the Board of Directors, or in the absence of such designation by a chairman chosen by vote of the stockholders at the meeting. The Secretary shall act as secretary

of the meeting, but in the Secretary's absence or at the Secretary's election, the chairman of the meeting may appoint any person to act as secretary of the meeting.

(2)   Rules, Regulations and Procedures. The Board of Directors of the Corporation may adopt by resolution such rules, regulations and procedures for the conduct of any meeting of stockholders of the Corporation as it shall deem appropriate including, without limitation, such guidelines and procedures as it may deem appropriate regarding the participation by means of remote communication of stockholders and proxyholders not physically present at a meeting. Except to the extent inconsistent with such rules, regulations and procedures as adopted by the Board of Directors, the chairman of any meeting of stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as shall be determined; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

Section 2.11   Action without Meeting.

(1)   Taking of Action by Consent. Any action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such action were present and voted. Except as otherwise provided by the Certificate of Incorporation, stockholders may act by written consent to elect directors; provided, however, that, if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

(2)   Electronic Transmission of Consents. An electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this section, provided that any such electronic transmission sets forth or is delivered with information from which the Corporation can determine (i) that the electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder or proxyholder and (ii) the date on which such stockholder or proxyholder or authorized person or persons transmitted such electronic transmission. The date on which such electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by electronic transmission shall be deemed to have been

delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a Corporation's registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by electronic transmission may be otherwise delivered to the principal place of business of the Corporation or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded if, to the extent and in the manner provided by resolution of the Board of Directors. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

(3)   Notice of Taking of Corporate Action. Prompt notice of the taking of corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation.

ARTICLE 3
DIRECTORS

Section 3.1   General Powers.

The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors, who may exercise all of the powers of the Corporation except as otherwise provided by law or the Certificate of Incorporation.

Section 3.2   Number; Election and Qualification.

The number of directors which shall constitute the whole Board of Directors shall be determined from time to time by resolution of the stockholders or the Board of Directors, but in no event shall be less than one. The number of directors may be decreased at any time and from time to time either by the stockholders or by a majority of the directors then in office, but only to eliminate vacancies existing by reason of the death, resignation, removal or expiration of the term of one or more directors. The directors shall be elected at the annual meeting of stockholders by such stockholders as have the right to vote on such election. Directors need not be stockholders of the Corporation.

Section 3.3   Enlargement of the Board.

The number of directors may be increased at any time and from time to time only by a vote of the majority of the directors then in office.

Section 3.4   Tenure.

Each director shall hold office until the next annual meeting and until a successor is elected and qualified, or until such director's earlier death, resignation or removal.

Section 3.5   Vacancies.

Unless and until filled by the stockholders, any vacancy in the Board of Directors, however occurring, including a vacancy resulting from an enlargement of the Board, may be filled by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director. A director elected to fill a vacancy shall be elected for the unexpired term of such director's predecessor in office, and a director chosen to fill a position resulting from an increase in the number of directors shall hold office until the next annual meeting of stockholders and until a successor is elected and qualified, or until such director's earlier death, resignation or removal.

Section 3.6   Resignation.

Any director may resign by delivering a resignation in writing or by electronic transmission to the Corporation at its principal office or to the President or the Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some later time or upon the happening of some later event.

Section 3.7   Regular Meetings.

Regular meetings of the Board of Directors may be held without notice at such time and place as shall be determined from time to time by the Board of Directors; provided that any director who is absent when such a determination is made shall be given notice of the determination. A regular meeting of the Board of Directors may be held without notice immediately after and at the same place as the annual meeting of stockholders.

Section 3.8   Special Meetings.

Special meetings of the Board of Directors may be held at any time and place designated in a call by the President, two or more directors, or by one director in the event that there is only a single director in office.

Section 3.9   Notice of Special Meetings.

Notice of any special meeting of directors shall be given to each director by the Secretary or by the officer or one of the directors calling the meeting. Notice shall be duly given to each director (i) in person or by telephone at least 24 hours in advance of the meeting, (ii) by sending written notice via reputable overnight courier, telecopy or electronic mail, or delivering written notice by hand, to such director's last known business, home or electronic mail address at least 48 hours in advance of the meeting, or (iii) by sending written notice via first-class mail to such director's last known business or home address at least 72 hours in advance of the meeting. A notice or waiver of notice of a meeting of the Board of Directors need not specify the purposes of the meeting.

Section 3.10   Meetings by Conference Communications Equipment.

Directors may participate in meetings of the Board of Directors or any committee thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation by such means shall constitute presence in person at such meeting.

Section 3.11   Quorum.

A majority of the directors at any time in office shall constitute a quorum. In the absence of a quorum at any such meeting, a majority of the directors present may adjourn the meeting from time to time without further notice other than announcement at the meeting, until a quorum shall be present.

Section 3.12   Action at Meeting.

At any meeting of the Board of Directors at which a quorum is present, the vote of a majority of those present shall be sufficient to take any action, unless a different vote is specified by law or the Certificate of Incorporation.

Section 3.13   Action by Consent.

Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent to the action in writing or by electronic transmission, and the written consents or electronic transmissions are filed with the minutes of proceedings of the Board of Directors or committee.

Section 3.14   Removal.

Except as otherwise provided by the General Corporation Law of the State of Delaware, any one or more or all of the directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except that the directors elected by the holders of a particular class or series of stock may be removed without cause only by vote of the holders of a majority of the outstanding shares of such class or series.

Section 3.15   Committees.

The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members of the committee present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors and subject to the provisions of law, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers which may require it. Each such committee shall keep minutes and make such reports as the Board of Directors may from time to time request. Except as the Board of Directors may otherwise determine, any committee may make rules for the conduct of its business, but unless otherwise provided by the directors or in such rules, its business shall be conducted as nearly as possible in the same manner as is provided in these Bylaws for the Board of Directors.

Section 3.16   Compensation of Directors.

Directors may be paid such compensation for their services and such reimbursement for expenses of attendance at meetings as the Board of Directors may from time to time determine. No such payment shall preclude any director from serving the Corporation or any of its parent or subsidiary Corporations in any other capacity and receiving compensation for such service.


ARTICLE 4
OFFICERS


Section 4.1   Titles.

The officers of the Corporation shall consist of a President, Secretary and/or such other offices with such titles as the Board of Directors may determine. The Board of Directors may appoint such other officers as it may deem appropriate.

Section 4.2   Election.

The officers of the Corporation shall be elected by the Board of Directors and shall hold office at the pleasure of the Board of Directors.

Section 4.3   Qualification.

No officer need be a stockholder. Any two or more offices may be held by the same person.

Section 4.4   Tenure.

Except as otherwise provided by law, by the Certificate of Incorporation or by these Bylaws, each officer shall hold office until such officer's successor is elected and qualified, unless a different term is specified in the resolution electing or appointing such officer, or until such officer's earlier death, resignation or removal.

Section 4.5   Resignation and Removal.

(1)   Any officer may resign by delivering a written resignation to the Corporation at its principal office or to the President or the Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some later time or upon the happening of some later event.

(2) Any officer may be removed at any time, with or without cause, by vote of a majority of the entire number of directors then in office.

(3) Except as the Board of Directors may otherwise determine, no officer who resigns or is removed shall have any right to any compensation as an officer for any period following such officer's resignation or removal, or any right to damages on account of such removal, whether such officer's compensation be by the month or by the year or otherwise, unless such compensation is expressly provided in a duly authorized written agreement with the Corporation.

Section 4.6   Vacancies.

The Board of Directors may fill any vacancy occurring in any office for any reason and may, in its discretion, leave unfilled for such period as it may determine any offices other than those of the President and Secretary. Each such successor shall hold office for the unexpired term of such officer's predecessor and until a successor is elected and qualified, or until such officer's earlier death, resignation or removal.

Section 4.7   Powers and Duties.

The powers and duties of the officers of the Corporation shall be as provided from time to time by resolution of the Board of Directors. In the absence of such resolution, the respective officers shall have the powers and shall discharge the duties customarily and usually held and performed by like officers of corporations similar in organization and business purposes to the Corporation subject to the control of the Board of Directors.

Section 4.8   Salaries.

Officers of the Corporation shall be entitled to such salaries, compensation or reimbursement as shall be fixed or allowed from time to time by the Board of Directors.


ARTICLE 5
CAPITAL STOCK


Section 5.1   Issuance of Stock.

Unless otherwise voted by the stockholders and subject to the provisions of the Certificate of Incorporation, the whole or any part of any unissued balance of the authorized capital stock of the Corporation or the whole or any part of any shares of the authorized capital stock of the Corporation held in the Corporation's treasury may be issued, sold, transferred or otherwise disposed of by vote of the Board of Directors in such manner, for such lawful consideration and on such terms as the Board of Directors may determine.

Section 5.2   Certificates of Stock.

(1) Every holder of stock of the Corporation shall be entitled to have a certificate, in such form as may be prescribed by law and by the Board of Directors, certifying the number and class of shares owned by such holder in the Corporation. Each such certificate shall be signed by,

or in the name of the Corporation by, the President or the Secretary of the Corporation. Any or all of the signatures on the certificate may be a facsimile.

(2)   Each certificate for shares of stock which are subject to any restriction on transfer pursuant to the Certificate of Incorporation, these Bylaws, applicable securities laws or any agreement among any number of stockholders or among such holders and the Corporation shall have conspicuously noted on the face or back of the certificate either the full text of the restriction or a statement of the existence of such restriction.

(3)   If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and or rights shall be set forth in full or summarized on the face or back of each certificate representing shares of such class or series of stock, provided that in lieu of the foregoing requirements there may be set forth on the face or back of each certificate representing shares of such class or series of stock a statement that the Corporation will furnish without charge to each stockholder who so requests a copy of the full text of the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

Section 5.3   Transfers.

Except as otherwise established by rules and regulations adopted by the Board of Directors, and subject to applicable law, shares of stock may be transferred on the books of the Corporation by the surrender to the Corporation or its transfer agent of the certificate representing such shares properly endorsed or accompanied by a written assignment or power of attorney properly executed, and with such proof of authority or the authenticity of signature as the Corporation or its transfer agent may reasonably require. Except as may be otherwise required by law, by the Certificate of Incorporation or by these Bylaws, the Corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect to such stock, regardless of any transfer, pledge or other disposition of such stock until the shares have been transferred on the books of the Corporation in accordance with the requirements of these Bylaws.

Section 5.4   Right of First Refusal.

No stockholder owning at least 56,876 shares of the capital stock, on a fully-diluted as converted to Class A common stock basis (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof) of the Corporation (each, a "**Key Holder**") shall transfer any such shares of the Corporation, except by a transfer that meets the requirements set forth in this Section 5.4, in addition to any other restrictions or requirements set forth under applicable law or these Bylaws:

(1)   If a Key Holder desires to transfer any of his or her shares of stock, then such Key Holder shall first give written notice thereof to the Corporation. The notice shall name the

proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

(2)   For 30 days following receipt of such notice, the Corporation shall have the option to purchase up to all the shares specified in the notice at the price and upon the terms set forth in such notice. In the event of a gift, property settlement or other transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Section, the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors. In the event the Corporation elects to purchase all or any of the shares, it shall give written notice to the transferring Key Holder of its election and settlement for said shares shall be made as provided below in paragraph (4) of this Section.

(3)   The Corporation may assign its rights hereunder.

(4)   In the event the Corporation and/or its assignee(s) elect to acquire any of the shares of the transferring stockholder as specified in said transferring stockholder's notice, the Secretary of the Corporation shall so notify the transferring stockholder and settlement thereof shall be made in cash within 30 days after the Secretary of the Corporation receives said transferring stockholder's notice; provided that if the terms of payment set forth in said transferring stockholder's notice were other than cash against delivery, the Corporation and/or its assignee(s) shall pay for said shares on the same terms and conditions set forth in said transferring stockholder's notice.

(5)   In the event the Corporation and/or its assignees(s) do not elect to acquire all of the shares specified in the transferring Key Holder's notice, said transferring Key Holder may, subject to the Corporation's approval and all other restrictions on transfer contained in these Bylaws, within the 60-day period following the expiration or waiver of the option rights granted to the Corporation and/or its assignees(s) herein, transfer the shares specified in said transferring Key Holder's notice that were not acquired by the Corporation and/or its assignees(s) as specified in said transferring Key Holder's notice. All shares so sold by said transferring Key Holder shall continue to be subject to the provisions of these Bylaws in the same manner as before said transfer.

(6)   Anything to the contrary contained herein notwithstanding, the following transactions shall be exempt from the right of first refusal in paragraph (1) of this Section:

(a)   A Key Holder's transfer of any or all shares held either during such Key Holder's lifetime or on death by will or intestacy to such Key Holder's immediate family or to any custodian or trustee for the account of such Key Holder or such Key Holder's immediate family or to any limited partnership of which the Key Holder, members of such Key Holder's immediate family or any trust for the account of such Key Holder or such Key Holder's immediate family will be the general or limited partner(s) of such partnership. "Immediate family" as used herein shall mean spouse, lineal descendant, father, mother, brother, or sister of the Key Holder making such transfer;

(b)   A Key Holder's bona fide pledge or mortgage of any shares with a commercial lending institution, provided that any subsequent transfer of said shares by said institution shall be conducted in the manner set forth in these Bylaws;

(c)   A Key Holder's transfer of any or all of such Key Holder's shares to the Corporation or to any other Key Holder of the Corporation;

(d)   A Key Holder's transfer of any or all of such Key Holder's shares to a person who, at the time of such transfer, is an officer or director of the Corporation;

(e)   A corporate Key Holder's transfer of any or all of its shares pursuant to and in accordance with the terms of any merger, consolidation, reclassification of shares or capital reorganization of the corporate Key Holder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate Key Holder;

(f)   A corporate Key Holder's transfer of any or all of its shares to any or all of its Key Holder; or

(g)   A transfer by a Key Holder that is a limited or general partnership to any or all of its partners or former partners in accordance with partnership interests.

In any such case, the transferee, assignee, or other recipient shall receive and hold such stock subject to the provisions of this Section and any other restrictions set forth in these Bylaws, and there shall be no further transfer of such stock except in accord with this Section and the other provisions of these Bylaws.

(7)   This Section 5.4 of these Bylaws may be waived by the Corporation with respect to any transfer hereunder, upon duly authorized action of its Board of Directors. This Section 5.4 of these Bylaws may be amended or repealed either by a duly authorized action of the Board of Directors or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation.

(8)   Any transfer, or purported transfer, of securities of the corporation shall be null and void unless the terms, conditions, and provisions of these Bylaws are strictly observed and followed.

(9)   The foregoing right of first refusal shall terminate upon the date securities of the Corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act of 1933, as amended.

(10)   The certificates representing shares of stock of the Corporation that are subject to the right of first refusal in paragraph (1) of this Section shall bear on their face the following legend so long as the foregoing right of first refusal remains in effect:

"THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN

FAVOR OF THE CORPORATION AND/OR ITS ASSIGNEE(S),
AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

(11)   To the extent this Section conflicts with any written agreements between the Corporation and the Key Holder attempting to transfer shares, such agreement shall control.

Section 5.5   Lost, Stolen or Destroyed Certificates.

The Corporation may issue a new certificate of stock in place of any previously issued certificate alleged to have been lost, stolen or destroyed, upon such terms and conditions as the Board of Directors may prescribe, including the presentation of reasonable evidence of such loss, theft or destruction and the giving of such indemnity and posting of such bond as the Board of Directors may require for the protection of the Corporation or any transfer agent or registrar.


ARTICLE 6
GENERAL PROVISIONS


Section 6.1   Fiscal Year.

Except as from time to time otherwise designated by the Board of Directors, the fiscal year of the Corporation shall begin on the 1st day of January of each year and end on the 31st day of December in each year.

Section 6.2   Corporate Seal.

The corporate seal shall be in such form as shall be approved by the Board of Directors.

Section 6.3   Execution of Instruments.

Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed either manually or by electronic means in accordance with the General Corporation Law of the State of Delaware by any officer or director, and all contracts, documents or instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The Board of Directors may authorize any officer or agent to enter into any contract or execute and deliver any instrument in the name and on behalf of the Corporation. Any such authorization must be in writing or by electronic transmission and may be general or limited to specific contracts or instruments.

Section 6.4   Waiver of Notice.

Whenever notice is required to be given by law, by the Certificate of Incorporation or by these Bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before, at or after the time stated in such notice, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 6.5   Voting of Securities.

Except as the Board of Directors may otherwise designate, the President may waive notice of, and act as, or appoint any person or persons to act as, proxy or attorney-in-fact for this Corporation (with or without power of substitution) at any meeting of stockholders or shareholders of any other Corporation or organization, the securities of which may be held by this Corporation.

Section 6.6   Evidence of Authority.

A certificate by the Secretary, or a temporary Secretary, as to any action taken by the stockholders, directors, a committee or any officer or representative of the Corporation shall as to all persons who rely on the certificate in good faith be conclusive evidence of such action.

Section 6.7   Certificate of Incorporation.

All references in these Bylaws to the Certificate of Incorporation shall be deemed to refer to the Certificate of Incorporation of the Corporation, as amended and in effect from time to time. Nothing in these Bylaws is intended to be inconsistent with the provisions of the Certificate of Incorporation and in the event of any conflict or inconsistency between these Bylaws and the Certificate of Incorporation, the Certificate of Incorporation shall control.

Section 6.8   Severability.

Any determination that any provision of these Bylaws is for any reason inapplicable, illegal or ineffective shall not affect or invalidate any other provision of these Bylaws.

Section 6.9   Pronouns.

All pronouns used in these Bylaws shall be deemed to refer to the masculine or feminine, singular or plural, as the identity of the person or persons may require.


ARTICLE 7
AMENDMENTS


Section 7.1   By the Board of Directors.

These Bylaws may be altered, amended or repealed or new bylaws may be adopted by the affirmative vote of a majority of the directors present at any regular or special meeting of the Board of Directors at which a quorum is present.

Section 7.2   By the Stockholders.

These Bylaws may be altered, amended or repealed or new bylaws may be adopted by the affirmative vote of the holders of a majority of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote at any regular meeting of stockholders, or at any special meeting of stockholders, provided notice of such alteration, amendment, repeal or adoption of new bylaws shall have been stated in the notice of such special meeting.

GIN & LUCK INC.
CERTIFICATE OF SECRETARY

I HEREBY CERTIFY THAT:

I am the duly elected and acting Secretary of **GIN & LUCK INC.**, a Delaware corporation (the

"*Company*"); and

Attached hereto is a complete and accurate copy of the Bylaws of the Company as duly adopted by the

Board of Directors by Unanimous Written Consent dated October [_], 2020 and said Bylaws are presently

in effect.

IN WITNESS WHEREOF, I have hereunto subscribed my name on October [_], 2020

_____

DAVID KAPLAN

Secretary

EXHIBIT G

Gin & Luck CF SPV LLC Subscription Agreement

REG CF SPV SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 5(f). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS

PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: Gin & Luck CF SPV LLC
          c/o Gin & Luck Inc.
          3756 W. Avenue 40, Suite K #278
          Los Angeles CA 90065

Ladies and Gentlemen:

1.   Subscription.

(a)   The undersigned ("**Subscriber**") hereby subscribes for and agrees to purchase units of Series C-1 preferred membership interest (the "**Securities**") of Gin & Luck CF SPV LLC, a Delaware limited liability company (the "**Company**"), at a per-Security purchase price of $1.81044 (plus a 3.5% Investor Processing Fee, as defined below), upon the terms and conditions set forth herein. The Company is serving as a "crowdfunding vehicle" as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, for securities to be acquired from Gin & Luck Inc., a Delaware corporation (the "**Crowdfunding Issuer**"). The Securities being subscribed for under this Subscription Agreement constitute limited liability company membership interests of the Company which relate to shares of Series C-1 preferred stock issued by the Crowdfunding Issuer (the "**Series C-1 Preferred Stock**") on a one-to-one basis. The rights of the Securities are as set forth in the Limited Liability Company Agreement (the "**LLC Agreement**") of the Company and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company and Crowdfunding Issuer filed with the SEC and any other information required by the Subscriber to make an investment decision. It is a condition of the Company's acceptance of this subscription that Subscriber becomes a party to the LLC Agreement.

(c)   Subscriber understands that the Crowdfunding Issuer, as Manager of the Company, will make all decisions for the Company even through the Subscriber's investment is not made with the Crowdfunding Issuer.

(d)   This Subscription Agreement may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(e)   The aggregate value of Securities sold shall not exceed $2,069,998.45 (the "**Oversubscription Offering**"). The Company may accept subscriptions until August 5, 2024 (the "**Termination Date**"). Providing that subscriptions for $10,000.50 worth of Securities are received (the "**Minimum Offering**"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "**Closing Date**").

(f)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. <u>Joinder to LLC Agreement</u>. By executing this Subscription Agreement, Subscriber will become party to the LLC Agreement of the Company as a Member holding the Securities of the Company.

3. <u>Purchase Procedure</u>.

(a) <u>Payment</u>. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) <u>Escrow Arrangements</u>. Payment for the Securities shall be received by the escrow agent appointed by the Intermediary in this Offering (the "**Escrow Agent**") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in <u>Appendix A</u> on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Crowdfunding Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation Crowdfunding.

(c) <u>Investor Processing Fee</u>. Subscribers will be responsible for an investor processing fee of 3.5% of the investment amount (rounded up, where applicable, to the nearest cent). The Investor Processing Fee is included in the cost basis of the subscribed Securities. The Investor Processing Fee will count toward the Subscriber's "investment limits" as described in Section 5(f) herein.

4. <u>Representations and Warranties of the Company and Crowdfunding Issuer</u>. The Company and Crowdfunding Issuer each represent and warrant to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company and Crowdfunding Issuer will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's or Crowdfunding Issuer's current officers, as applicable, has, or at any time had, actual knowledge of such fact or other matter.

(a) <u>Organization and Standing</u>. The Crowdfunding Issuer is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company is a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company and Crowdfunding Issuer have all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Crowdfunding Issuer is duly qualified and is authorized to do business and is in good standing as a foreign corporation in California, and any other jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) <u>Eligibility of the Company to Make an Offering under Section 4(a)(6)</u>. The Company and the Crowdfunding Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   <u>Issuance of the Securities</u>. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement and the underlying securities to be issued to the Company has been duly authorized by all necessary corporate action on the part of the Company, and by the Crowdfunding Issuer. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms. Further, the underlying securities to be issued by the Crowdfunding Issuer to the Company will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Crowdfunding Issuer, enforceable against the Crowdfunding Issuer in accordance with their terms.

(d)   <u>Authority for Agreement</u>. The execution and delivery by the Company and Crowdfunding Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's and Crowdfunding Issuer's powers and have been duly authorized by all necessary actions on the part of the Company, and necessary actions of the Crowdfunding Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   <u>No Filings</u>. Assuming the accuracy of the Subscriber's representations and warranties set forth in this Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company and Crowdfunding Issuer of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   <u>Financial Statements</u>. Complete copies of the Crowdfunding Issuer's financial statements consisting of the audited balance sheets of the Crowdfunding Issuer as of December 31, 2022 and 2021 and the related statements of operations, changes in member's deficit and cash flows for the two-year period ending on December 31, 2022 (the "**Financial Statements**") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Crowdfunding Issuer and fairly present the financial condition of the Crowdfunding Issuer as of the respective dates they were prepared and the results of the operations and cash flows of the Crowdfunding Issuer for the periods indicated. In addition, complete copies of the Company's inception financials, consisting of an audited balance sheet and the related statements of operations, and changes in member's deficit and cash flows, Company covering the period from its formation to the date of the financial statement (the "**SPV Financial Statements**"), have been made available to the Subscriber and appear in the Offering Statement. Set Apart Financial Services, which has audited the Financial Statements and SPV Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements and the SPV Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)   Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's and Crowdfunding Issuer's knowledge, currently threatened in writing (a) against the Company or Crowdfunding Issuer or (b) against any consultant, officer, manager, director or key employee of the Company or Crowdfunding Issuer arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company or Crowdfunding Issuer.

5.   Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a)   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the LLC Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c)   Manner of Holding. Subscriber understands that the Subscriber is investing into the Company, which will serve as a "crowdfunding vehicle" for an investment between the Company and the Crowdfunding Issuer. The Company will maintain records of securityholders and provide rights as if the Subscriber invested directly into the Crowdfunding Issuer. Notwithstanding the foregoing, Subscriber acknowledges and understands that, as a result of its investment in the Company, the Subscriber will be indirectly subject to an irrevocable voting proxy agreement pursuant to which the Company shall appoint the Crowdfunding Issuer's Chief Executive Officer to exercise any voting rights conferred upon the Company as a holder of securities of the Crowdfunding Issuer.

(d)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(e)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquires Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

Subscriber understands and agrees that Subscriber will not attempt to Transfer or engage in any resales and that such transfers and resales may be prohibited by the Manager of the Company in its sole discretion, but for very limited situations.

(f)   Investment Limits. Subscriber represents that either:

(i)   Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(ii)   Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of its annual income or net worth, and does not exceed $124,000; or

(iii)   Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits shall apply.

(g)   Subscriber Information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a securityholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company or the Crowdfunding Issuer is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company or the Crowdfunding Issuer as a condition of such transfer**.

(h)   Crowdfunding Issuer Information. Subscriber has read the Offering Statement. Subscriber understands that the Crowdfunding Issuer is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Crowdfunding Issuer's business, management and financial affairs with managers, officers and management of the Crowdfunding Issuer and has had the opportunity to review the Crowdfunding Issuer's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Crowdfunding Issuer and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Crowdfunding Issuer or others with respect to the business or prospects of the Crowdfunding Issuer or its financial condition.

(i)   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Crowdfunding Issuer on the basis of the Crowdfunding Issuer's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

6.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the termination of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company, the Crowdfunding Issuer and their respective officers, directors and affiliates, and each other person, if any, who controls the Company or the Crowdfunding Issuer, as the case may be, within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing persons or entities in connection with this transaction.

7.   Transfer Restrictions.

(a)   "Market Stand-Off" Agreement. Each Subscriber hereby agrees that it will not, without the prior written consent of the managing underwriter or financial advisor to the Crowdfunding Issuer (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Crowdfunding Issuer of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Crowdfunding Issuer and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering (the "**IPO**") or any merger with or into a special purpose acquisition company ("**SPAC**"), or such other period as may be requested by the Crowdfunding Issuer or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than the IPO, or such other period as may be requested by the Crowdfunding Issuer, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Securities (or other securities, whether such shares or any such securities are then owned by the Subscriber or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Securities, in cash, or otherwise. The foregoing provisions of this Section 7(a) shall not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement, or the transfer of any securities to any trust for the direct or indirect benefit of the Subscriber or the immediate family of the Subscriber, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Subscribers only if all officers and directors are subject to the same restrictions. The financial advisors of the Crowdfunding Issuer or its underwriters in connection with such registration are intended third party beneficiaries of this Section 7(a) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Subscriber further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 7(a) or that are necessary to give further effect thereto.

For purposes of this Section 7(a), the term "Crowdfunding Issuer" shall include any wholly owned subsidiary of the Crowdfunding Issuer into which the Crowdfunding Issuer mergers or consolidates. In order to enforce the foregoing covenant, the Crowdfunding Issuer may impose stop transfer instructions with respect to the Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Subscriber agrees that a legend reading substantially as follows may be placed on all certificates representing all of such Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the restriction contained in this Section 7(a)):

> "THE INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE SECURITY INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

> THE INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING PROMULTATED THEREUNDER. THE TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION IS LIMITED BY SUCH LAW AND REGULATION."

(b)   Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Agreement, the Subscriber agrees not to make any disposition of all or any portion of the Crowdfunding Issuer's Series C-1 Preferred Stock unless and until (x) the requirements for transfer under the Crowdfunding Issuer's Amended and Restated Bylaws have been satisfied, and (y) the transferee has agreed in writing for the benefit of the Crowdfunding Issuer to make the representations and warranties set out in Section 5 and the undertaking set out in Section 7(a) of this Agreement and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) such Subscriber has (A) notified the Crowdfunding Issuer of the proposed disposition; (B) furnished the Crowdfunding Issuer with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Crowdfunding Issuer, furnished the Crowdfunding Issuer with an opinion of counsel reasonably satisfactory to the Crowdfunding Issuer that such disposition will not require registration under the Securities Act.

8.   Grant of Irrevocable Proxy.

(a)   With respect to all such Securities directly, indirectly or beneficially owned by the Subscriber as of the date hereof, or any subsequent date, Subscriber hereby grants to the Crowdfunding Issuer's Chief Executive Officer (the "**CEO**") an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Securities with respect to all meetings of the members of the Company and other actions (including actions by written consent in lieu of a meeting) on which holders of Securities may be entitled to vote under applicable law, notwithstanding the Securities having limited to no voting. The CEO will vote all Securities consistently with the holders of a majority of the Securities. This proxy revokes any other proxy granted by the Subscriber at any time with respect to the Securities.

(b)   Subscriber acknowledges and agrees that the CEO has no duty, liability or obligation whatsoever to the Subscriber arising out of the CEO's exercise of this irrevocable proxy. The Subscriber expressly acknowledges and agrees that (i) the Subscriber will not impede the exercise of the CEO's rights under this irrevocable proxy and (ii) the Subscriber waives and relinquishes any claim, right or action the Subscriber might have, as a stockholder of the Company or otherwise, against the CEO, the Company, and any of the Company's employees, officers, affiliates, agents or representatives in connection with any exercise of the irrevocable proxy granted hereunder.

(c)   This irrevocable proxy shall expire as to those Securities that are no longer outstanding.

(d)   The Subscriber agrees to permit an appropriate legend on certificates evidencing the Securities or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 8.

9.   Applicable Law; Jurisdiction & Venue. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Delaware without the application of conflicts of law principals. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the Delaware Court of Chancery and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the above-named courts, except as provided for in Section 11, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

10.   WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE COMPANY'S OR THE CROWDFUNDING ISSUER'S SECURITIES, OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY

EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

11.   **Dispute Resolution; Arbitration**. Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Los Angeles, California. Except as may be required by law or to protect legal rights, neither a party nor the arbitrator may disclose the existence, content, or results of any arbitration without the prior written consent of the other parties. If the dispute cannot be resolved through arbitration, then the parties shall proceed with judicial proceedings as set forth in Section 9 and Section 10.

12.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given (a) when delivered by hand; or (b) when received by the addressee if sent by a nationally recognized overnight courier; or (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 12):

> If to the Company, to:
>
> Gin & Luck CF SPV LLC
> c/o Gin & Luck Inc.
> 3756 W. Avenue 40, Suite K #278
> Los Angeles CA 90065
>
> If to the Crowdfunding Issuer, to:
>
> Gin & Luck Inc.
> 3756 W. Avenue 40, Suite K #278
> Los Angeles CA 90065
>
> If to a Subscriber, to Subscriber's address as shown on the signature page hereto.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

13. <u>Miscellaneous</u>.

(a)   <u>Pronouns</u>. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b)   <u>Assignment</u>. This Subscription Agreement is not transferable or assignable by Subscriber.

(c)   <u>Binding Effect</u>. The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and the Crowdfunding Issuer and each of their respective successors and assigns.

(d)   <u>Waiver, Amendment</u>. None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company, the Crowdfunding Issuer and Subscriber.

(e)   <u>Severability</u>. The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(f)   <u>Entire Agreement</u>. This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(g)   <u>No Third-Party Beneficiaries</u>. The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(h)   <u>Headings</u>. The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(i)   <u>Counterparts</u>. This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(j)   <u>Additional Securities</u>. If any recapitalization or other transaction affecting the stock of the Crowdfunding Issuer is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(k)   Failure to Exercise. No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

GIN & LUCK CF SPV LLC AND GIN & LUCK INC.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Securities of Gin & Luck CF SPV LLC, representing the right as a member of Gin & Luck CF SPV LLC to receive the benefits of the shares of Series C-1 Preferred Stock issued by Gin & Luck Inc., by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Security Interests the undersigned hereby irrevocably subscribes for is:

$_____
(print aggregate purchase price)

(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

_____
(print name of owner or joint owners)

If the Securities are to be purchased in joint names, both Subscribers must sign:

_____   _____
Signature   Signature

_____   _____
Name (Please Print)   Name (Please Print)

_____   _____
E-mail Address   E-mail Address

_____   _____
Address   Address

_____
Address

_____
Telephone Number

_____
Social Security Number/EIN

_____
Date

This Subscription is accepted

on _____, 2024

_____
Address

_____
Telephone Number

_____
Social Security Number/EIN

_____
Date

COMPANY:

GIN & LUCK CF SPV LLC, a Delaware limited liability company

By: Gin & Luck Inc., a Delaware corporation
Its Manager

By:_____
Name: David Kaplan
Title: Chief Executive Officer

CROWDFUNDING ISSUER:

GIN & LUCK INC., a Delaware corporation

By: _____
Name: David Kaplan
Title: Chief Executive Officer

EXHIBIT H

Primary Issuer Subscription Agreement

SERIES C-1 PREFERRED STOCK PURCHASE AGREEMENT

This Series C-1 Preferred Stock Purchase Agreement (this "***Agreement***") is made as of this _____ day of _____, 2024 by and among Gin & Luck Inc., a Delaware corporation (the "***Company***"), and Gin & Luck CF SPV LLC, a Delaware limited liability company (the "***SPV***" or "***Purchaser***," and together with the Company, the "***Parties***"). The Parties hereby agree as follows:

1. **Purchase and Sale of Series C-1 Preferred Stock**.

    1.1   Sale and Issuance of Series C-1 Preferred Stock. Subject to the terms and conditions of this Agreement, the Purchaser agrees to purchase at the Closing and the Company agrees to sell and issue to the Purchaser at the Closing up to _____ shares of Series C-1 Preferred Stock (the "Shares") at a purchase price of $1.81044 per Share (the "Price").

    1.2   Distribution of the Investor Processing Fee. Subject to the terms and conditions of this Agreement, the Purchaser agrees to distribute to the Company at or before the Closing the net balance of any Investor Processing Fees collected by the Purchaser in connection with the sale of the Purchaser's Series C-1 preferred membership interests, that were not used by the SPV to address its offering expenses.

    1.3   Closing. The purchase and sale of the Shares shall take place remotely via the exchange of documents and signatures on the date of this Agreement or at such other time and place as the Company and the Purchaser mutually agree upon, orally or in writing (which time and place are designated as the "***Closing***"). The Company and the Purchaser will execute counterpart signature pages to this Agreement and any other documents required by the Company (the "***Transaction Documents***").

2. **Representations and Warranties of the Company**. The Company hereby represents and warrants to the Purchaser that the following representations are true and complete as of the date of the Closing, except as otherwise indicated:

    2.1   Organization, Good Standing, Corporate Power and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all power and authority required to (a) carry on its business as presently conducted and as presently proposed to be conducted, and (b) execute, deliver and perform its obligations under the Transaction Documents.

    2.2   Valid Issuance of the Shares. The Shares, when issued, sold, and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Documents, applicable state and federal securities laws, and liens or encumbrances by or imposed by the Purchaser.

    2.3   Compliance with Other Instruments. To the Company's knowledge, the sale of the Shares will not place the Company in violation or default (a) of any provisions of the Company's Certificate of Incorporation, (b) of any judgment, order, writ or decree of any court or governmental authority, (c) under any agreement, instrument, contract, lease, note, indenture, mortgage or purchase order, or (d) of any provision of federal or state statute, rule or regulation materially applicable to the Company. The execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated by the Transaction Documents will not result in any such violation or default, or constitute, with or without the passage of time and giving of notice, either (i) a default under any such judgment, order, writ, decree, agreement, instrument, contract, lease, note, indenture, mortgage or purchase order or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

3. **Representations and Warranties of the Purchaser**. The Purchaser hereby represents and warrants to the Company as follows:

3.1 <u>Purchase for Own Account</u>. The Purchaser is acquiring and will hold the Shares for investment for its account only and not with a view to, or for resale in connection with, any "distribution" thereof within the meaning of the Securities Act of 1933, as amended (the "***Securities Act***").

3.2 <u>Access to Information</u>. The Purchaser has been furnished with, and has had access to, all information that he/she/it considers necessary or appropriate for deciding whether to invest in the Shares, including the Company's Certificate of Incorporation, and the Purchaser has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the issuance of the Shares.

3.3 <u>Speculative Investment</u>. The Purchaser is aware that his/her/its investment in the Company is a speculative investment that has limited liquidity and is subject to the risk of complete loss. The Purchaser is able, without impairing his/her/its financial condition, to hold the Shares for an indefinite period and to suffer a complete loss of his investment in the Shares.

3.4 <u>Authorization</u>. The Purchaser has full power and authority to enter into the Transaction Documents. The Transaction Documents to which such Purchaser is a party, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) the effect of rules of law governing the availability of equitable remedies.

3.5 <u>No Public Market</u>. The Purchaser understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

3.6 <u>Exculpation Among Purchasers</u>. The purchaser acknowledges that it is not relying upon any person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. The Purchaser agrees that neither any Purchaser nor the respective controlling persons, officers, directors, partners, agents, or employees of any Purchaser shall be liable to any other Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Shares.

3.7 <u>Residence</u>. If the Purchaser is an individual, then the Purchaser resides in the state identified in the address of the Purchaser set forth on <u>Exhibit A</u>; if the Purchaser is a partnership, corporation, limited liability company or other entity, then the office or offices of the Purchaser in which its principal place of business is identified in the address or addresses of the Purchaser set forth on <u>Exhibit A</u>.

3.8 <u>Bad Actor</u>. None of the Purchaser, its principals or its affiliates (each a "***Purchaser Party***") meet any of the disqualifying criteria described in Rule 506(d)(1)(i) through (viii) promulgated under the Securities Act (each a "Rule 506 Disqualification").

4.   **Grant of Irrevocable Proxy**.

4.1   Grant. With respect to all of such shares of Series C-1 Preferred Stock owned by the Purchaser as of the date hereof, or any subsequent date (the "**Shares**"), Purchaser hereby grants to the Company's Chief Executive Officer (the "***Chief Executive Officer***") an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote under applicable law, notwithstanding the Shares having limited to no voting rights. The Chief Executive Officer will vote all Shares consistently with the holders of a majority of the Company's Preferred Stock, when voting as a single class, or Series C Preferred Stock, when voting as a series, as applicable. This proxy revokes any other proxy granted by the Purchaser at any time with respect to the Shares.

4.2   Purchaser Acknowledgements. Purchaser acknowledges and agrees that the Chief Executive Officer has no duty, liability or obligation whatsoever to the Purchaser arising out of the Chief Executive Officer's exercise of this irrevocable proxy. The Purchaser expressly acknowledges and agrees that (i) the Purchaser will not impede the exercise of the Chief Executive Officer's rights under this irrevocable proxy and (ii) the Purchaser waives and relinquishes any claim, right or action the Purchaser might have, as a stockholder of the Company or otherwise, against the Chief Executive Officer, the Company, and any of the Company's employees, officers, affiliates, agents or representatives in connection with any exercise of the irrevocable proxy granted hereunder.

4.3   Expiration. This irrevocable proxy shall expire as to those Shares that are no longer outstanding.

4.4   Legend. The Purchaser agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy.

5.   **General Provisions**.

5.1   Company Covenants. Within one (1) year of the date first set forth herein, the Company shall amend and modify its books and records to reflect the purchase of the Shares outlined herein.

5.2   Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

5.3   Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5.4   Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. Counterparts may be delivered by any electronic signature complying with the U.S. federal ESIGN Act of 2000, and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

5.5   Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

5.6   Notices. All notices and communications given or made pursuant hereto shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective Parties at their address as set forth on the signature page or Exhibit A, or to such address or facsimile number as subsequently modified by written notice given in accordance with this Section.

5.7   Attorneys' Fees. If any action (including arbitration) is necessary to enforce or interpret the terms of any of the Transaction Documents, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of the Agreement.

5.8   Amendments and Waivers. Except as specified in this Agreement, any term of this Agreement may be amended, terminated, or waived only with the written consent of the Company. Any amendment or waiver effected in accordance with this Section shall be binding upon the Purchaser and each transferee of the Shares, and each future holder of all such securities, and the Company.

5.9   Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

5.10   Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party hereunder, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5.11   Entire Agreement. This Agreement (including the Exhibits hereto), the Articles of Incorporation and the other Transaction Documents constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

5.12   Securities Law Restrictions. Regardless of whether the offering and sale of Shares under this Agreement have been registered under the Securities Act or have been registered or qualified under the securities laws of any state, the Company may, at its discretion, impose restrictions upon the sale, pledge, or other transfer of the Shares if, in the judgment of the Company, such restrictions are necessary or desirable in order to achieve compliance with the Securities Act, the securities laws of any state, or any other law.

[*Remainder of Page Intentionally Left Blank*]

IN WITNESS WHEREOF, the Purchaser has executed this Agreement, effective as of the date first written above.

PURCHASER:

Gin & Luck CF SPV LLC, a Delaware limited liability company

By: Gin & Luck Inc., a Delaware corporation
Its Manager

By: _____
Name: David Kaplan
Title: CEO

IN WITNESS WHEREOF, the Company has executed this Agreement, effective as of the date first written above.

COMPANY:

Gin & Luck Inc., a Delaware corporation

By: _____
Name: David Kaplan
Title: CEO

EXHIBIT A

Purchaser Information

Purchaser	Purchaser Address	Number of Series C-1 Preferred Stock Shares Purchased	Aggregate Purchase Price
Gin & Luck CF SPV LLC			

EXHIBIT I

Voting Agreement

AMENDED & RESTATED VOTING AGREEMENT

THIS AMENDED & RESTATED VOTING AGREEMENT (this "**Agreement**"), is made and entered into as of this 19th day of August, 2021 by and among Gin & Luck Inc., a Delaware corporation (the "**Company**"), each holder of the Company's (i) Series A Preferred Stock, $0.0001 par value per share (the "**Series A Preferred Stock**") and (ii) Series B Preferred Stock, $0.0001 par value per share (the "**Series B Preferred Stock**," and together with the Series A Preferred Stock, the "**Preferred Stock**") listed on Schedule A (together with any subsequent investors, or transferees, who become parties hereto, the "**Investors**"), and those certain stockholders of the Company listed on Schedule B (together with any subsequent stockholders, or any transferees, who become parties hereto as "Key Holders" pursuant to Subsection 7.2 below, the "**Key Holders**," and together collectively with the Investors, the "**Stockholders**").

RECITALS

WHEREAS, the Company, the Key Holders and certain of the Investors (the "**Existing Investors**") are parties to that certain Voting Agreement, dated October 8, 2020 (the "**Prior Agreement**");

WHEREAS, certain of the Investors have agreed to purchase from the Company, and the Company has agreed to sell to such Investors, shares of Series B Preferred Stock on the terms and conditions set forth in that certain Series B Preferred Stock Subscription Agreement dated of even date herewith by and among the Company and such Investors, as amended from time to time (the "**Series B Subscription Agreement**") and with such rights, privileges and preferences as are set forth in the Company's Amended and Restated Certificate of Incorporation as filed on or about the date hereof (the "**Restated Certificate**");

WHEREAS, it is a condition of the sale of the shares of Series B Preferred Stock that the parties hereto execute and deliver this Agreement effective as of the initial sale of the shares of Series B Preferred Stock and that each Investor in a subsequent sale of the shares of Series B Preferred Stock, and each permitted successor or assign of an Investor execute and deliver an instrument of joinder to this Agreement. Each Investor shall execute and deliver this Agreement by their execution and delivery of the signature page to the Series B Subscription Agreement, or a separate instrument of joinder to this Agreement;

WHEREAS, the Prior Agreement may be amended with the consent of each of (i) the Company, (ii) the Key Holders holding 50% of the Shares then held by the Key Holders who are then providing services to the Company as officers, employees or consultants, and (iii) the holders of 50% of the shares of Common Stock (as defined below) issued or issuable upon conversion of the shares of the Preferred Stock held by the Investors (voting as a single class and on an as-converted basis) (each of (i), (ii) and (iii) together, the "**Requisite Holders**");

WHEREAS, the Requisite Holders are party to the Agreement;

WHEREAS, the Restated Certificate provides that (a) the holders of record of the shares of the Preferred Stock, exclusively and as a separate class, shall be entitled to elect 2 directors of the Company, and (b) the holders of record of the shares of Class A Common Stock of the Company, $0.0001 par value, Class B Common Stock of the Company, $.0001 par value, and Class C Common Stock of the Company, $.0001 par value (collectively, "**Common Stock**"), exclusively and as a separate class, shall be entitled to elect 4 directors of the Company; and

WHEREAS, The parties also desire to enter into this Agreement to set forth their agreements and understandings with respect to how shares of the Company's capital stock held by them will be voted on, or tendered in connection with, an acquisition of the Company.

NOW, THEREFORE, the parties agree as follows:

1. Voting Provisions Regarding Board of Directors.

    1.1   Size of the Board. Each Stockholder agrees to vote, or cause to be voted, all Shares (as defined below) owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the Board shall be set and remain at six (6) directors. For purposes of this Agreement, the term "Shares" shall mean and include any securities of the Company the holders of which are entitled to vote for members of the Board, including without limitation, all shares of Common Stock and Preferred Stock, by whatever name called, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise.

    1.2   Board Composition. Each Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, the following persons shall be elected to the Board:

    (a)   Two (2) persons designated by the holders of the Preferred Stock, which individuals shall initially be William D. Spurgeon and Leland O'Connor, for so long as such Stockholders and their Affiliates continue to own beneficially at least 754,341 shares of Common Stock of the Company (including shares of Common Stock issued or issuable upon conversion of Preferred Stock), which number is subject to appropriate adjustment for all stock splits, dividends, combinations, recapitalizations and the like.

    (b)   For so long as the Key Holders hold at least any shares of Common Stock (as adjusted for any stock splits, stock dividends, recapitalizations or the like), and as long as such individuals are providing services to the Company, three (3) individual designated by the holders of a majority of the Shares of Common Stock which individual shall initially be Alexander Day, Devon Tarby, and Ravi Lalchandani;

    (c)   The Company's Chief Executive Officer, who shall initially be David Kaplan (the "**CEO Director**"), provided that if for any reason the CEO Director shall cease to serve as the Chief Executive Officer of the Company, each of the Stockholders shall promptly vote their respective Shares (i) to remove the former Chief Executive Officer from the Board if such person has not resigned as a member of the Board; and (ii) to elect such person's replacement as Chief Executive Officer of the Company as the new CEO Director; and

to the extent that any of clauses (a) through (c) above shall not be applicable, any member of the Board who would otherwise have been designated in accordance with the terms thereof shall instead be voted upon by all the stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Restated Certificate.

    For purposes of this Agreement, an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity (collectively, a "**Person**") shall be deemed an "Affiliate" of another Person who, directly or indirectly, controls, is controlled by or is under common control with such Person, including, without limitation, any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.

1.3   Failure to Designate a Board Member. In the absence of any designation from the Persons or groups with the right to designate a director as specified above, the director previously designated by them and then serving shall be reelected if still eligible to serve as provided herein.

1.4   Removal of Board Members. Each Stockholder also agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(a)   no director elected pursuant to Subsections, 1.2, 1.3 or 1.4 of this Agreement may be removed from office unless (i) such removal is directed or approved by the affirmative vote of the Person, or of the holders of at least 50% of the shares of stock, entitled under Subsection 1.3 to designate that director; or (ii) the Person(s) originally entitled to designate or approve such director pursuant to Subsection 1.2 is no longer so entitled to designate or approve such director or occupy such Board seat;

(b)   any vacancies created by the resignation, removal or death of a director elected pursuant to Subsections, 1.2, 1.3 or 1.4 shall be filled pursuant to the provisions of this Section 1; and

(c)   upon the request of any party entitled to designate a director as provided in Subsection 1.2(a) or 1.2(b) to remove such director, such director shall be removed.

All Stockholders agree to execute any written consents required to perform the obligations of this Agreement, and the Company agrees at the request of any party entitled to designate directors to call a special meeting of stockholders for the purpose of electing directors.

1.5   No Liability for Election of Recommended Directors. No Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

1.6   No "Bad Actor" Designees. Each Person with the right to designate or participate in the designation of a director as specified above hereby represents and warrants to the Company that, to such Person's knowledge, none of the "bad actor" disqualifying events described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act of 1933, as amended (the "**Securities Act**") (each, a "**Disqualification Event**"), is applicable to such Person's initial designee named above except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable, is hereinafter referred to as a "**Disqualified Designee**". Each Person with the right to designate or participate in the designation of a director as specified above hereby covenants and agrees (A) not to designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee and (B) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee.

2.   Vote to Increase Authorized Common Stock. Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given time.

3.   Drag-Along Right.

3.1   Definitions. A "**Sale of the Company**" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company (a "**Stock Sale**"); or (b) a transaction that qualifies as a "**Deemed Liquidation Event**" as defined in the Restated Certificate.

3.2   Actions to be Taken. In the event that (i) the holders of at least 50% of the shares of Common Stock then issued or issuable upon conversion of the shares of Preferred Stock (the "**Selling Investors**"); (ii) the Board of Directors; and (iii) the holders of a majority of the then outstanding shares of Common Stock (other than those issued or issuable upon conversion of the Preferred Stock) (collectively, the "**Electing Holders**") approve a Sale of the Company in writing, specifying that this Section 3 shall apply to such transaction, then each Stockholder and the Company hereby agree:

(a)   if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment to the Restated Certificate required in order to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could delay or impair the ability of the Company to consummate such Sale of the Company;

(b)   if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Selling Investors to the Person to whom the Selling Investors propose to sell their Shares, and, except as permitted in Subsection 3.3 below, on the same terms and conditions as the Selling Investors;

(c)   to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Investors in order to carry out the terms and provision of this Section 3, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents;

(d)   not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquiror in connection with the Sale of the Company;

(e)   to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company;

(f)   if the consideration to be paid in exchange for the Shares pursuant to this Section 3 includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(g)   in the event that the Selling Investors, in connection with such Sale of the Company, appoint a stockholder representative (the "**Stockholder Representative**") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative in connection with its service as the Stockholder Representative, absent fraud or willful misconduct.

3.3   Exceptions. Notwithstanding the foregoing, a Stockholder will not be required to comply with Subsection 3.2 above in connection with any proposed Sale of the Company (the "**Proposed Sale**"), unless:

(a)   any representations and warranties to be made by such Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including, but not limited to, representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares such Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable against the Stockholder in accordance with their respective terms; and (iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement, law or judgment, order or decree of any court or governmental agency;

(b)   the Stockholder shall not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders);

(c)   the liability for indemnification, if any, of such Stockholder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company or its Stockholders in connection with such Proposed Sale, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders), and subject to the provisions of the Restated Certificate related to the allocation of the escrow, is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Stockholder in connection with such Proposed Sale;

(d)   liability shall be limited to such Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with such Proposed Sale in accordance with the provisions of the Restated Certificate) of a negotiated aggregate indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to such Stockholder in connection with such Proposed Sale, except with respect to claims related to fraud by such Stockholder, the liability for which need not be limited as to such Stockholder; and

(e)   upon the consummation of the Proposed Sale (i) each holder of each class or series of the Company's stock will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock, (ii) each holder of a series of Preferred Stock will receive the same amount of consideration per share of such series of Preferred Stock as is received by other holders in respect of their shares of such same series, and (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock.

4.   Remedies.

4.1   Covenants of the Company. The Company agrees to use its best efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement. Such actions include, without limitation, the use of the Company's best efforts to cause the nomination and election of the directors as provided in this Agreement.

4.2   Irrevocable Proxy and Power of Attorney. Each party to this Agreement hereby constitutes and appoints as the proxies of the party and hereby grants a power of attorney to the President of the Company, and a designee of the Selling Investors, and each of them, with full power of substitution, with respect to the matters set forth herein, including, without limitation, election of persons as members of the Board in accordance with Section 1 hereto, votes to increase authorized shares pursuant to Section 2 hereof and votes regarding any Sale of the Company pursuant to Section 3 hereof, and hereby authorizes each of them to represent and vote, if and only if the party (i) fails to vote, or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such party's Shares in favor of the election of persons as members of the Board determined pursuant to and in accordance with the terms and provisions of this Agreement or the increase of authorized shares or approval of any Sale of the Company pursuant to and in accordance with the terms and provisions of Sections 2 and 3, respectively, of this Agreement or to take any action necessary to effect Sections 2 and 3, respectively, of this Agreement. Each of the proxy and power of attorney granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 6 hereof. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 6 hereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

4.3   Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction.

4.4   Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5.   "Bad Actor" Matters.

5.1   Representation. Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby represents that none of the "bad actor" Disqualification Events is applicable to such Person or any of its Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.   For purposes of this Agreement, "Rule 506(d) Related Party" shall mean with respect to any Person any other Person that is a beneficial owner of such first Person's securities for purposes of Rule 506(d) of the Securities Act.

5.2   Covenant. Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby agrees that it shall notify the Company promptly in writing in the event a Disqualification Event becomes applicable to such Person or any of its Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

6.   Term. This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of (a) the closing of the Company's first firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or an SEC Rule 145 transaction); (b) the consummation of a Sale of the Company and distribution of proceeds to or escrow for the benefit of the Stockholders in accordance with the Restated Certificate, provided that the provisions of Section 3 hereof will continue after the closing of any Sale of the Company to the extent necessary to enforce the provisions of Section 3 with respect to such Sale of the Company; and (c) termination of this Agreement in accordance with Subsection 7.8 below.

7.   Miscellaneous.

7.1   Additional Parties.

(a)   Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Preferred Stock after the date hereof, as a condition to the issuance of such shares the Company shall require that any purchaser of Preferred Stock become a party to this Agreement by executing and delivering (i) the Adoption Agreement attached to this Agreement as Exhibit A, or (ii) a counterpart signature page hereto agreeing to be bound by and subject to the terms of this Agreement as an Investor and Stockholder hereunder. In either event, each such person shall thereafter be deemed an Investor and Stockholder for all purposes under this Agreement.

7.2   Transfers. Each transferee or assignee of any Shares subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company's recognizing such transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this

Agreement by executing and delivering an Adoption Agreement substantially in the form attached hereto as Exhibit A. Upon the execution and delivery of an Adoption Agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages of this Agreement and shall be deemed to be an Investor and Stockholder, or Key Holder and Stockholder, as applicable. The Company shall not permit the transfer of the Shares subject to this Agreement on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this Subsection 7.2. Each certificate instrument, or book entry representing the Shares subject to this Agreement if issued on or after the date of this Agreement shall be notated by the Company with the legend set forth in Subsection 7.12.

7.3   Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

7.4   Governing Law. This Agreement shall be governed by the internal law of the State of Delaware.

7.5   Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.6   Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

7.7   Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A or Schedule B hereto, or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Subsection 7.7. If notice is given to the Company, a copy shall also be sent to Robert Weinberger Law PC at 1340 E. 6th Street, Suite 603, Los Angeles, CA 90021.

7.8   Consent Required to Amend, Terminate or Waive. This Agreement may be amended or terminated and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company; (b) the Key Holders holding 50% of the Shares then held by the Key Holders who are then providing services to the Company as officers, employees or consultants; and (c) the holders of 50% of the shares of Common Stock issued or issuable upon conversion of the shares of the Preferred Stock held by the Investors (voting as a single class and on an as-converted basis). Notwithstanding the foregoing:

(a) this Agreement may not be amended or terminated and the observance of any term of this Agreement may not be waived with respect to any Investor or Key Holder without the written consent of such Investor or Key Holder unless such amendment, termination or waiver applies to all Investors or Key Holders, as the case may be, in the same fashion;

(b) the consent of the Key Holders shall not be required for any amendment or waiver if such amendment or waiver either (A) is not directly applicable to the rights of the Key Holders hereunder; or (B) does not adversely affect the rights of the Key Holders in a manner that is different than the effect on the rights of the other parties hereto;

(c) Schedules A hereto may be amended by the Company from time to time to add information regarding additional Investors without the consent of the other parties hereto;

(d) any provision hereof may be waived by the waiving party on such party's own behalf, without the consent of any other party; and

(e) Subsections 1.2(a) and 1.2(b) of this Agreement shall not be amended or waived without the written consent of William Spurgeon, and Subsection 1.2(c) of this Agreement shall not be amended or waived without the written consent of the Key Holders who are at such time providing services to the Company as an officer, director, employee or consultant who hold 50% of the shares of Common Stock.

The Company shall give prompt written notice of any amendment, termination, or waiver hereunder to any party that did not consent in writing thereto. Any amendment, termination, or waiver effected in accordance with this Subsection 7.8 shall be binding on each party and all of such party's successors and permitted assigns, whether or not any such party, successor or assignee entered into or approved such amendment, termination or waiver. For purposes of this Subsection 7.8, the requirement of a written instrument may be satisfied in the form of an action by written consent of the Stockholders circulated by the Company and executed by the Stockholder parties specified, whether or not such action by written consent makes explicit reference to the terms of this Agreement.

7.9   Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

7.10   Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

7.11   Entire Agreement. This Agreement (including the Exhibits hereto), the Restated Certificate, and the Amended & Restated Investor's Rights Agreement dated of even date herewith shall constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

7.12   Share Certificate Legend. Each certificate, instrument, or book entry representing any Shares issued after the date hereof shall be notated by the Company with a legend reading substantially as follows:

"THE SHARES REPRESENTED HEREBY ARE SUBJECT TO A VOTING AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME, (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THAT VOTING AGREEMENT, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER AND OWNERSHIP SET FORTH THEREIN."

The Company, by its execution of this Agreement, agrees that it will cause the certificates instruments, or book entry evidencing the Shares issued after the date hereof to be notated with the legend required by this Subsection 7.12 of this Agreement, and it shall supply, free of charge, a copy of this Agreement to any holder of such Shares upon written request from such holder to the Company at its principal office. The parties to this Agreement do hereby agree that the failure to cause the certificates, instruments, or book entry evidencing the Shares to be notated with the legend required by this Subsection 7.12 herein and/or the failure of the Company to supply, free of charge, a copy of this Agreement as provided hereunder shall not affect the validity or enforcement of this Agreement.

7.13   Stock Splits, Stock Dividends, etc. In the event of any issuance of Shares of the Company's voting securities hereafter to any of the Stockholders (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such Shares shall become subject to this Agreement and shall be notated with the legend set forth in Subsection 7.12.

7.14   Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law. For the avoidance of doubt, voting of the Shares pursuant to the Agreement need not make explicit reference to the terms of this Agreement.

7.15   Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

7.16   Dispute Resolution. Any unresolved controversy or claim arising out of or relating to this Agreement, except as (i) otherwise provided in this Agreement, or (ii) any such controversies or claims arising out of either party's intellectual property rights for which a provisional remedy or equitable relief is sought, shall be submitted to arbitration by one arbitrator mutually agreed upon by the parties, and if no agreement can be reached within thirty (30) days after names of potential arbitrators have been proposed by the American Arbitration Association (the "**AAA**"), then by one arbitrator having reasonable experience in corporate finance transactions of the type provided for in this Agreement and who is chosen by the AAA. The arbitration shall take place in Los Angeles, CA in accordance with the AAA rules then in effect, and judgment upon any award rendered in such arbitration will be binding and may be entered in any court having jurisdiction thereof. There shall be limited discovery prior to the arbitration hearing as follows (a) exchange of witness lists and copies of documentary evidence and documents relating to or arising out of the issues to be arbitrated, (b) depositions of all party witnesses; and (c) such other depositions as may be allowed by the arbitrators upon a showing of good cause. Depositions shall be conducted in accordance with the California Code of Civil Procedure, the arbitrator shall be required to provide in writing to the parties the basis for the award or order of such arbitrator, and a court reporter shall record all hearings, with such record constituting the official transcript of such proceedings. Each party will bear its own costs in respect of any disputes arising under this Agreement.

7.17   Costs of Enforcement. If any party to this Agreement seeks to enforce its rights under this Agreement by legal proceedings, the non-prevailing party shall pay all costs and expenses incurred by the prevailing party, including, without limitation, all reasonable attorneys' fees.

7.18   Aggregation of Stock. All Shares held or acquired by a Stockholder and/or its Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

7.19   Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Series B Preferred Stock after the date hereof, any purchaser of such shares shall become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement (including by executing and delivering the signature page to the Series B Preferred Stock Subscription Agreement, which also serves as the signature page to this Agreement), and thereafter shall be deemed an Investor for all purposes hereunder. No action or consent by the Investors shall be required for such joinder to this Agreement by such additional Investor.

7.19   Waiver of Conflicts. Each party to this Agreement acknowledges that Robert Weinberger Law PC ("**Weinberger Law**"), outside general counsel to the Company, has in the past performed and is or may now or in the future represent one or more of the parties to the transactions contemplated by this Agreement (the "**Financing**"), including representation of such parties or their affiliates in matters of a similar nature to the Financing. The applicable rules of professional conduct require that Weinberger Law inform the parties hereunder of this representation and obtain their consent. Weinberger Law has served as outside general counsel to the Company and has negotiated the terms of the Financing solely on behalf of the Company. The Company and each Investor hereby (a) acknowledge that they have had an opportunity to ask for and have obtained information relevant to such representation, including disclosure of the reasonably foreseeable adverse consequences of such representation; (b) acknowledge that with respect to the Financing, Weinberger Law has represented solely the Company, and not any Investor or any stockholder, director or employee of the Company or any Investor; and (c) gives its informed consent to Weinberger Law's representation of the Company in the Financing.

[Signature Page Follows

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

Gin & Luck Inc.

By: _____

Name: David Kaplan

Title: Chief Executive Officer

KEY HOLDERS:

Signature:_____

Name: _

INVESTORS:

By: _____

Name: _

Title: _____

EXHIBIT A

ADOPTION AGREEMENT

This Adoption Agreement ("**Adoption Agreement**") is executed on _____, 20__, by the undersigned (the "**Holder**") pursuant to the terms of that certain Voting Agreement dated as of [_____ __, 20___] (the "**Agreement**"), by and among the Company and certain of its Stockholders, as such Agreement may be amended or amended and restated hereafter. Capitalized terms used but not defined in this Adoption Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Adoption Agreement, the Holder agrees as follows.

1.1   <u>Acknowledgement</u>. Holder acknowledges that Holder is acquiring certain shares of the capital stock of the Company (the "**Stock**")[or options, warrants, or other rights to purchase such Stock (the "**Options**")], for one of the following reasons (Check the correct box):

☐   As a transferee of Shares from a party in such party's capacity as an "Investor" bound by the Agreement, and after such transfer, Holder shall be considered an "Investor" and a "Stockholder" for all purposes of the Agreement.

☐   As a transferee of Shares from a party in such party's capacity as a "Key Holder" bound by the Agreement, and after such transfer, Holder shall be considered a "Key Holder" and a "Stockholder" for all purposes of the Agreement.

☐   As a new Investor in accordance with <u>Subsection 7.1(a)</u> of the Agreement, in which case Holder will be an "Investor" and a "Stockholder" for all purposes of the Agreement.

☐   In accordance with <u>Subsection 7.1(b)</u> of the Agreement, as a new party who is not a new Investor, in which case Holder will be a "Stockholder" for all purposes of the Agreement.

1.2   <u>Agreement</u>. Holder hereby (a) agrees that the Stock [Options], and any other shares of capital stock or securities required by the Agreement to be bound thereby, shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if Holder were originally a party thereto.

1.3   <u>Notice</u>. Any notice required or permitted by the Agreement shall be given to Holder at the address or facsimile number listed below Holder's signature hereto.

HOLDER: _____   ACCEPTED AND AGREED:

By: _____   **[COMPANY]**
Name and Title of Signatory

Address: _____   By: _____

_____   Title: _____

Facsimile Number: _____